As confidentially submitted with the Securities and Exchange Commission on May 14, 2020

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Quhuo Limited

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7389	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3rd Floor, Block D, Tonghui Building

No. 1132 Huihe South Street, Chaoyang District

Beijing, People’s Republic of China

(+86-10) 5338 4963

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dan Ouyang, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

Unit 2901, 29F, Tower C, Beijing Yintai Centre

No. 2 Jianguomenwai Avenue

Chaoyang District, Beijing 100022

People’s Republic of China

(+86-10) 6529-8300

Benjamin Su, Esq. Daying Zhang, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong (+852) 2912-2500

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Class A ordinary shares, par value US$0.0001 per share	US$	US$

(1)

American depositary shares, or ADSs, issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 with the Securities and Exchange Commission (Registration No. 333-            ). Each ADS represents              Class A ordinary share(s).

(2)

Includes (a) Class A ordinary shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and (b) Class A ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to their option to purchase additional ADSs. The Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated             , 2020

American Depositary Shares

Quhuo Limited

Representing              Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Quhuo Limited. We are offering              ADSs, each representing              of our Class A ordinary share(s), par value US$0.0001 per share, to be sold in this offering. We anticipate the initial public offering price per ADS will be between US$             and US$            .

Prior to this offering, there has been no public market currently exists for our ADSs or shares. We have applied to list our ADSs on the Nasdaq Stock Market, or NASDAQ, under the symbol “QH.”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

[Upon the completion of this offering,              Class A ordinary shares and              Class B ordinary shares will be issued and outstanding. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.]

[We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Leslie Yu, our chairman and chief executive officer, will hold a majority of the aggregate voting power of our company upon the completion of this offering.]

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 14.

PRICE US$             PER ADS

	Price to public	Underwriting discounts and commissions(1)	Proceeds, before expenses, to us
Per ADS	US$	US$	US$
Total	US$	US$	US$

(1)	For additional disclosure on compensation payable to the underwriters, see “Underwriting.”

We have granted the underwriters the right to purchase up to              additional ADSs to cover over-allotments within 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about            , 2020.

Citigroup	CICC

Haitong International	Tiger Brokers	VALUABLE CAPITAL LIMITED

Prospectus dated              , 2020.

(This page has been left blank intentionally.)

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until             , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in the ADSs, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent market research firm, to provide information regarding our industry and our market position in China. We refer to this report as the F&S report.

Our Mission

Our mission is to enable on-demand consumer service companies to do better business and individuals on our platform to create better lives.

Our Business

We were the largest workforce operational solution platform in China as measured by the number of average monthly active workers in 2019, according to the F&S report. We provide tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, including food delivery, ride-hailing, housekeeping and bike-sharing. In 2019, we ranked No.1 in the on-demand food delivery solution market in terms of both the number of delivery orders and revenue, with a market share exceeding that of the next top four market players combined in terms of both the number of delivery orders and revenue, according to the F&S report. Within the on-demand consumer service ecosystem, we play a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.

Our story began in 2012 when a trio of ex-DHL entrepreneurs founded our company to partner with the rapidly growing on-demand food delivery businesses in China and provide a platform of large, flexible and standardized workforce focused on the last-mile delivery of prepared food. In the years that followed, the on-demand consumer service industry has flourished with the increasing society-wide consumer embracement of the on-demand economy, driven by rapid urbanization, consumption upgrade and democratization of mobile internet. According to the F&S report, China’s on-demand consumer service market, in terms of gross transaction value, increased from RMB1,296.4 billion in 2015 to RMB4,641.4 billion in 2019 at a CAGR of 37.6%, and is expected to reach RMB9,482.2 billion by 2024 at a CAGR of 15.4% from 2019 to 2024. The proliferation of on-demand consumer service industry has created a new and expansive demand for flexible, stable and trained workforce to deliver standardized, high-quality services to consumers. However, China’s labor market is experiencing significant challenges, including a continuous decline in skilled working-age labor force and persistently increasing labor costs. The on-demand consumer service companies also generally lack in-house resources or capability to deliver standardized and high-quality services to end consumers. This mismatch among demand, supply and capability creates an enormous and sustainable business opportunity for us. As a clear leader in the workforce operational solution market, we believe we are well positioned to capture the enormous opportunity in this highly fragmented market with a number of small-scale, single-industry players incapable of delivering standardized solutions.

To the on-demand consumer service companies that we serve, our solutions have become critical to their business strategy, operational focus and financial performance. We have established deep-rooted, long-standing partnerships with blue-chip industry customers in an increasing number of on-demand consumer service industries in China. Our platform helps industry customers mobilize a large team of workers and utilize a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. In the on-demand food delivery market alone, we have been able to achieve an average of approximately 40% cost saving for industry customers in terms of operational cost per order, according to the F&S report. Leveraging our technology capabilities, we conduct data-driven operational analysis to assist our industry customers in improving their service quality and consumer satisfaction. For example, we have been able to work with our largest industry customer and limit our delivery time for prepared food generally within 30 minutes. As of December 31, 2019, we had partnered with industry customers mostly comprising top market players in their respective industries, such as Meituan, Ele.me and KFC in the on-demand food delivery industry, Mobike in the bike-sharing industry, Didi in the ride-hailing industry and Anxin Home in the housing rental industry. Our geographic footprint reached 73 cities across 26 provinces, municipalities and autonomous regions in China as of December 31, 2019.

To the workers on our platform, we believe we have become a “go-to” one-stop platform that provides them with diversified, flexible earning opportunities. Workers are also attracted to our platform for career advancement prospects and various work-life support and services. We empower workers with minimal work experience to begin their career and progress with us and promoted over 330 workers on our platform to team leaders and other management roles in 2019. In the three months ended December 31, 2019, we had approximately 40,800 average monthly active workers on our platform. We believe that the size of our workforce allows us to further cement our relationship with industry customers and become their partner of choice when they enter new geographical markets or new on-demand consumer service industries. Workers on our platform are also encouraged to bring in their friends, relatives and acquaintances to continually and organically expand our workforce network. Over 74% of those who joined our platform in 2019 were referred by existing workers. We believe that the bonds among workers on our platform can be forged by such social relations, minimizing worker turnovers and making our platform more stable.

Our ability to quickly scale up our business and effectively manage our workers rests on Quhuo+, a proprietary technology infrastructure that centralizes our operational management and streamlines our solution process. For workers in a management position, such as team leaders for our on-demand food delivery solutions, Quhuo+ allows them to pinpoint workers on our platform to monitor their workload and performance, and dynamically manage staffing and maintain solution quality. With Quhuo+, team leaders are able to transcribe industry-specific KPIs obtained from industry customers into executable guidance for workers on our platform, and benchmark workforce performance across all workers and teams based on data-driven analytics to refine our solutions and optimize our operational efficiency. For rank-and-file workers, Quhuo+ allows them to review their workload, access on-the-job training and review their performance. As a result, we are able to cultivate a specialized yet flexible workforce and deploy the same workers across different industry settings based on their work schedules by, for example, allowing delivery riders on our platform to take part in our shared-bike maintenance solutions during their off-peak hours, which serves to optimize our operational cost and also diversify their earning opportunities. We have developed Quhuo+ into a scalable modular system with customizable parameters and settings to smoothly manage and transfer massive workers across different regions and industries we serve, which forms the bedrock of our highly scalable and replicable business model. As a result, we are able to scale our operations and replicate our success into greenfield regions or industries quickly and cost-effectively with minimal incremental costs on infrastructure. For example, we became No.1 in the shared-bike maintenance solution market in terms of revenue in 2018, according to the F&S report, within a span of 12 months.

We have grown rapidly in recent years to achieve greater economies of scale, which, coupled with our technology capabilities, increases our industry customers’ dependency on our platform. As our platform continues to grow, we are attracting customers from more industries as well as a greater number of workers. This powerful network effect has created strong entry barriers and underpins our long-term growth. Our revenues were RMB654.8 million, RMB1,474.5 million and RMB2,055.8 million (US$295.3 million) in 2017, 2018 and 2019, respectively. We recorded net loss of RMB14.0 million, RMB44.3 million and RMB13.4 million (US$1.9 million) in 2017, 2018 and 2019, respectively. Excluding the effect of share-based compensation expenses, we recorded adjusted net loss of RMB10.7 million, adjusted net income of RMB45.3 million and adjusted net income of RMB51.4 million (US$7.4 million) in 2017, 2018 and 2019, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure” for a reconciliation of our net loss to adjusted net income (loss).

We operate in a vibrant ecosystem consisting of workforce operational solution platforms, including us, on-demand consumer service companies and end consumers. The following diagram is a simplified presentation of our role in this ecosystem:

Our Strengths

We believe our success to date is primarily attributable to the following key competitive strengths:

•	leading tech-enabled workforce operational solution platform capturing market opportunity;

•	end-to-end operational solutions driving customer satisfaction and business growth;

•	proprietary technology infrastructure boosting operational efficiency and expansion;

•	deep-rooted, long-standing partnerships with blue-chip industry customers;

•	compelling value proposition to workers solidifying our platform;

•	powerful network effect creating strong competitive edge; and

•	visionary and seasoned management team with proven track record.

Our Strategies

We intend to leverage our existing strengths and pursue the following strategies to achieve our growth targets:

•	strengthen our market leading position;

•	increase market penetration and expansion;

•	invest in technology and enhance data insights;

•	enhance worker loyalty to our platform; and

•	pursue strategic alliances, investments and acquisitions.

Our Challenges

Our ability to accomplish our mission and execute our strategies is subject to risks and uncertainties, including the following:

•	our limited operating history and evolving business portfolio make it difficult to evaluate our business and prospects;

•

if we fail to remain our competitive position in the on-demand food delivery market or further diversify our solution offerings, our business, financial condition, results of operations and prospects could be materially and adversely affected;

•	our high customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues;

•

if we fail to maintain relationships with existing industry customers or attract new customers, our business, financial condition, results of operations and prospects may be materially and adversely affected;

•	if we fail to attract, retain and manage workers on our platform, our business, financial condition, results of operations and prospects could be materially and adversely affected;

•	there could be adverse legal, tax, and other consequences if workers on our platform were to be classified as our employees or dispatched employees instead of independent contractors;

•	we may be held liable for breach of contract under our agreements with industry customers;

•

we may not compete effectively. If we lose our market shares to competitors in existing markets, or if our expansion into new markets is not successful, our business and prospects may be materially and adversely affected;

•	we have incurred net losses in the past, and we may not achieve or sustain profitability; and

•

as we incur significant costs in connection with certain business lines, our business, financial condition and results of operations may be materially and adversely affected if demand for our solutions under these business lines does not increase as quickly as we anticipate.

See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for detailed discussions of these and other risks and uncertainties associated with our business and investing in our ADSs.

Our Corporate History and Structure

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We commenced operations through Beijing Quhuo Technology Co., Ltd., or Beijing Quhuo, in 2012. Over a span of seven-year development, we have expanded our business from initially the on-demand food delivery industry into various industries and have become a leading tech-enabled workforce operational solution platform in China.

Beginning in 2019, we underwent a series of restructuring in anticipation of this offering, which was completed in March 2020. In June 2019, our founders, through their respective controlled entities, incorporated

Quhuo Limited in the Cayman Islands as our proposed listing entity and holding company with no material operations of its own. From June 2019 to July 2019, we incorporated various subsidiaries, including Quhuo Investment Limited, Quhuo Technology Investment (Hong Kong) Limited and Beijing Quhuo Information Technology Co., Ltd., or WFOE, all of which are investment holding companies. In August 2019, we gained control and became the sole beneficiary of Beijing Quhuo, or the VIE, through a series of contractual arrangements between WFOE, the VIE and the VIE’s registered shareholders. We conduct our workforce operational solution business primarily through the VIE and its subsidiaries in China. In August 2019, Quhuo Limited issued preferred shares to the VIE’s existing investors to reflect their respective equity interests in the VIE prior to the restructuring. However, the shareholders of the VIE may have actual or potential conflicts of interest with us. They may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively control our affiliated entities and receive economic benefits from them. See “Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.”

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, our VIE and its subsidiaries, as of the date of this prospectus:

(1)

The shareholders of Beijing Quhuo Technology Co., Ltd., or Beijing Quhuo, include Lili Sun, spouse of Mr. Leslie Yu, Mr. Shuyi Yang, Mr. Zhen Ba, Ningbo Maiken Investment Management LLP and Mr. Tongtong Li, holding 25.7264%, 24.9784%, 9.6547%, 38.8250% and 0.8154% of the equity interests of Beijing Quhuo, respectively.

(2)	The remaining 30% of the equity interests of Nantong Runda Marketing Planning Co., Ltd. is owned by two independent individuals.
(3)	The remaining 49% of the equity interests of Jiangxi Youke Automobile Rental Service Co., Ltd. is owned by an independent individual.

Our Corporate Information

Our principal executive offices are located at 3rd Floor, Block D, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The telephone number of our principal executive office is (+86-10) 5338 4963.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our main website is www.quhuo.cn. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is            , located at            .

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of internal control over financial reporting of an emerging growth company. Under the JOBS Act, an emerging growth company does not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so. We have elected to take advantage of such exemption, and as a result, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

We will remain an emerging growth company until the earliest of (1) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (2) the last day of our fiscal year following the fifth anniversary of completion of this offering; (3) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if we have been a public company for at least 12 months and the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions that Apply to this Prospectus

Except where the context otherwise indicates and for the purpose of this prospectus only:

•

“active workers” refers to the number of workers that established business outsourcing relationship with us, joined our insurance programs, and completed at least one transaction on our platform in a given period;

•	“ADRs” refers to the American depositary receipts which, if issued, evidence our ADSs;

•	“ADSs” refers to American depositary shares, each of which represents Class A ordinary share(s);

•	“CAGR” refers to compound annual growth rate;

•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•

“delivery time” refers to the amount of time that it takes for prepared foods to be delivered door-to-door to the ordering end consumer through our on-demand food delivery solutions; “average delivery time” is calculated by dividing the total amount of delivery time of all completed delivery orders by the number of total completed delivery orders in a given period;

•

“industry customer(s)” refers to business customer(s) to which we offer services, primarily including on-demand consumer service companies in the food delivery, ride-hailing, housekeeping and bike-sharing industries;

•	“KPI(s)” refers to key performance indicator(s);

•

“on-time delivery rate” refers to the ratio of the number of delivery orders completed within the time as required by our industry customers divided by the number of total delivery orders completed in a given period; “average on-time delivery rate” is calculated by dividing the number of total orders that have been delivered on time by the number of total completed delivery orders in a given period;

•

“ordinary shares” prior to the completion of this offering, refers to our ordinary shares, par value US$0.0001 per share, and upon and after completion of this offering, refers to our ordinary shares comprising Class A ordinary shares, par value US$0.0001 per share and/or Class B ordinary shares, par value US$0.0001 per share;

•

“registered workers” refers to the accumulative number of workers that have established business outsourcing relationship with us, joined our insurance programs, and completed at least one transaction on our platform since our inception;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;

•	“VIE” refers to Beijing Quhuo Technology Co., Ltd.; “affiliated entities” refers to, collectively, the VIE and its subsidiaries; and

•	“we,” “us,” “our,” or “our company” refers to Quhuo Limited, its subsidiaries, its VIE and subsidiaries of its VIE.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs and automatic conversation of all outstanding convertible redeemable preferred shares into Class A ordinary shares after this offering.

Our reporting and functional currency is Renminbi. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.9618 to US$1.00, the noon buying rate on December 31, 2019, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares outstanding immediately after this offering	Class A ordinary shares and Class B ordinary shares (or Class A ordinary shares and Class B ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

The ADSs	Each ADS represents Class A ordinary share(s).

The depositary will be the holder of the Class A ordinary shares represented by your ADSs and you will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

Subject to the terms of the deposit agreement relating to the ADSs, you may turn in your ADSs to the depositary in exchange for Class A ordinary shares represented by your ADSs. The depositary will charge you fees for such exchanges.

We may amend or terminate the deposit agreement without your consent. If an amendment becomes effective and you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You should read carefully the section in this prospectus entitled “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Ordinary shares	Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. In respect of all matters subject to a shareholder vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes, voting together as one class. Each Class B ordinary share is convertible into Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to [any person other than Mr. Leslie Yu or any entity which is not ultimately controlled by Mr. Leslie Yu], such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. See “Description of Share Capital” for more information.

Option to purchase additional ADSs	We have granted the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs from us at the initial public offering price, less underwriting discount and commissions.

Use of proceeds	We estimate that we will receive net proceeds of approximately US$ million (or US$ million if the underwriters exercise their option to purchase additional ADSs in full), assuming an initial public offering price of US$ per ADS, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus, from this offering, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

We intend to use our net proceeds from this offering primarily for (1) expanding our business in multiple industry settings, including ride-hailing, housekeeping and other services, (2) upgrading our technology infrastructure, (3) marketing and brand promotions, (4) funding potential strategic acquisitions, investments and alliances, although we do not presently have specific plans and are not currently engaged in any discussions or negotiations with respect to any such transaction, and (5) working capital and other general corporate purpose.

See “Use of Proceeds” for more information.

Lock-up	We, [our directors, executive officers, existing shareholders and option holders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting.”

Listing	We have applied to list our ADSs on NASDAQ. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed NASDAQ Symbol	“QH.”

Depositary	.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2020.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should consider carefully before deciding to invest in our ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019, the summary consolidated statements of cash flows data for the years ended December 31, 2017, 2018 and 2019 and the summary consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the following information in conjunction with those financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Historical results for any prior period are not necessarily indicative of results to be expected for any future period.

Summary Consolidated Statements of Operations

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	654,802	1,474,475	2,055,789	295,296

Cost of revenues	(626,193)	(1,357,837)	(1,893,513)	(271,986)

Gross profit	28,609	116,638	162,276	23,310

Total operating expenses	(50,038)	(168,541)	(174,730)	(25,099)

Operating loss	(21,429)	(51,903)	(12,454)	(1,789)

(Loss)/income before income tax	(13,564)	(40,316)	8,131	1,168

Income tax expense	(405)	(3,979)	(21,580)	(3,100)

Net loss	(13,969)	(44,295)	(13,449)	(1,932)

Non-GAAP Financial Data(1)
Adjusted net (loss)/income	(10,670)	45,327	51,350	7,376

(1)	See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Non-GAAP Financial Measure.”

Summary Consolidated Balance Sheets Data

	As of December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Cash	17,343	126,779	18,211
Short-term investments	74,165	56,275	8,083
Accounts receivable, net	156,368	276,966	39,784
Prepayments and other current assets	17,487	43,058	6,185
Amounts due from related parties	25,748	18,392	2,642
Total current assets	291,111	521,470	74,905
Total assets	469,616	743,896	106,854
Total current liabilities	240,449	452,080	64,939
Total liabilities	265,183	489,344	70,291
Total mezzanine equity	1,031,001	1,031,001	148,094
Total shareholders’ deficit	(826,568)	(776,449)	(111,531)
Total liabilities, mezzanine equity, non-controlling interests and shareholders’ deficit	469,616	743,896	106,854

Summary Consolidated Statements of Cash Flows Data

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(28,615)	19,807	17,624	2,533
Net cash (used in)/generated from investing activities	(65,102)	(94,281)	12,483	1,792
Net cash generated from financing activities	71,350	82,495	80,550	11,570
Effect of exchange rate changes on cash	(80)	179	(1,221)	(175)
Net (decrease)/increase in cash	(22,447)	8,200	109,436	15,720
Cash at the beginning of the period	31,590	9,143	17,343	2,491
Cash at the end of the period	9,143	17,343	126,779	18,211

Key Operating Metrics

The following table sets forth certain key operating metrics relating to our business.

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(in thousands)
Number of average monthly active workers	18	24	25	23	23	26	41	41	33
Number of average monthly delivery orders	11,135	14,696	16,884	15,574	13,856	16,616	28,666	29,221	16,852

RISK FACTORS

Investing in our ADSs entails a significant level of risk. Before investing in our ADSs, you should carefully consider all of the risks and uncertainties mentioned in this section, in addition to all of the other information in this prospectus, including the financial statements and related notes. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material but may become important factors that adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, results of operations, financial condition and prospects. In such case, the market prices of our ADSs could decline and you may lose part or all of your investment.

Risks Related to Our Business and Industry

Our limited operating history and evolving business portfolio make it difficult to evaluate our business and prospects.

We launched on-demand food delivery solutions in February 2013 and expanded our solutions to certain other industries in recent years, such as shared-bike maintenance, ride-hailing and housekeeping solutions. Our platform and business model in these new industries have not been fully proven given our limited operating history, which may subject us to a number of uncertainties and additional costs and expenses, and adversely impact our ability to project and plan for future growth. For example, as we lease vehicles to ride-hailing drivers on our platform, our ride-hailing solutions operate under a relatively capital intensive model, which is different from our other solutions and may have an adverse impact on our cash flow. In addition, we may be required to comply with new laws and regulations applicable to these industries. We may also compete with one or more existing market leaders in such industries we expand into who may have gained competitive edge with their experience and existing brand recognition among customers.

Our limited operating history and evolving business portfolio make it difficult to draw an exact period-over-period comparison on our business, financial condition and results of operations as a whole. The historical revenue contribution from each of our business lines may not be indicative of their future performance.

As the industries in which our industry customers operate and our business further develop, we may modify our business model or continue to change our business portfolio. We may launch new solution offerings or discontinue any existing ones for strategic purposes. Any of such modifications or changes may have a material adverse effect on our business, financial condition, results of operations and prospects.

Assessing our business and prospects is difficult in light of the risks and challenges we may encounter. These risks and challenges include our ability to:

•	accurately forecast our revenue and plan our operating expenses;

•	attract and retain industry customers;

•	attract, train and retain workers on our platform;

•	provide diversified and distinguishable solutions and achieve market acceptance of our solutions;

•	increase our market share in existing industries and expand into new industries;

•	comply with existing and new laws and regulations applicable to our business;

•	anticipate and adapt to evolving market conditions, including technological developments and changes in the competitive landscape;

•	maintain reliable, secure, high-performance and scalable technology infrastructure;

•	attract, retain and motivate talented employees; and

•	improve our operational efficiency.

If we fail to address any or all of these risks and challenges, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we fail to remain our competitive position in the on-demand food delivery market or further diversify our solution offerings, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We have derived, and expect to continue to derive in the near future, a substantial majority of our revenue from our on-demand food delivery solutions. Therefore, it is critical for us to remain competitive in the market. Our competitiveness may be affected by a number of factors beyond our control, including new services developed by our competitors, changes in technology, and the overall contraction in economy and the on-demand food delivery market. While we continually seek to diversify our solution offerings by expanding into other industries, we cannot assure you that we will succeed in a timely manner or at all. If we fail to capture the growth in the demand for our on-demand food delivery solutions, or if we fail to diversify our solution offerings, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our high customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues.

A limited number of industry customers have contributed a significant portion of our revenues in the past. In 2019, we generated approximately 96% of our total revenues from three major industry customers, including Meituan and Ele.me. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these industry customers to our total revenues will decrease in the near future, as the on-demand food delivery market is highly concentrated, with Meituan and Ele.me accounting for more than 95% of the market share in terms of the number of delivery orders and revenue in 2019, according to the F&S report. Other on-demand consumer service markets that we serve are also relatively concentrated with a limited number of market players.

Dependence on a limited number of major industry customers will expose us to the risks of substantial losses if any of them reduces or even ceases business collaborations with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, financial condition, results of operations and prospects:

•	an overall decline in the business of one or more of our major industry customers;

•	the decision by one or more of our major industry customers to switch to our competitors;

•	the reduction in the service fees of our solutions agreed by one or more of our major industry customers;

•	the failure or inability of any of our major industry customers to make timely payment for our services;

•	non-compliance with law on the part of any major industry customers or breach of contract by any major industry customers vis-à-vis their business partners; or

•	unlawful, improper or otherwise inappropriate activities by any major industry customers that could harm their business, brand and reputation, or subject them to government investigations.

If we fail to maintain relationships with these major customers, and if we are unable to find replacement customers on commercially desirable terms or in a timely manner or at all, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we fail to maintain relationships with existing industry customers or attract new customers, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our relationship with industry customers is crucial to our success. If we fail to maintain the quality of our solutions on par with industry customers’ operational needs or respond promptly and effectively to their evolving service requirements, we may lose our existing and potential industry customers and experience a loss of market share. We typically renew our agreements with industry customers on an annual or semi-annual basis. Although we generally managed to renew agreements with our major customers in the past, we cannot assure you that we can maintain relationships with existing industry customers on commercially desirable terms, or at all.

Industry customers may also terminate business relationships with us due to contractual disputes. For example, we had a dispute with a major industry customer as we extracted and downloaded operating data from its system by using certain technical means not permitted by such customer. We also acquired customer relationships from other service providers of certain major industry customers without seeking their prior written consent. We rectified these issues, settled the disputes privately and maintained our business relationship with these industry customers. We have since enhanced our internal control measures and improved our communication with industry customers to avoid any inadvertent misunderstandings or disputes with our industry customers in the future. We cannot assure you, however, that these industry customers will not sue us for past disputes or that we will not be perceived to breach our contractual obligations, should similar incidents occur in the future. As our industry customers typically have strong bargaining power in imposing or interpreting the terms of our business relationships, we also cannot assure you that our current business practice would not expose us or our business partners to risks of contractual disputes. Should any new disputes arise in the future, we could be subject to penalties imposed by our industry customers, which may include monetary compensation, modification of delivery areas and up to termination of business relationships with us.

Furthermore, as some of our industry customers are competitors to each other in their respective markets, we may be forced to provide services exclusively to certain industry customers and terminate business relationships with the others for commercial consideration if market competition intensifies or if an industry customer so demands specifically by enforcing contractual covenants. We may also fail to develop new relationships with additional industry customers. In that case, our platform may become less appealing to workers as a result of a decline in earning opportunities, and our business, financial condition, results of operations and prospects will be materially and adversely affected.

If we fail to attract, retain and manage workers on our platform, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our continued growth depends in part on our ability to cost-effectively attract, retain and manage workers on our platform. To do so, we have, among other things, offered them referral bonuses, on-the-job training, career advancement opportunities and other value-added work-life support and services. We compete with our competitors and other labor-intensive companies for a massive workforce. If we do not continue to provide workers with compelling earning opportunities and other support and services that are comparable or superior to those of our competitors, or if workers are dissatisfied with the opportunities, support and services we provide, we may be unable to continually attract new workers or retain the existing ones.

We have established business outsourcing relationships with workers on our platform through third-party labor service companies. We engage these service companies to attract workers and settle monthly payment of service fees to workers. Our business depends, to certain extent, on the stability of our contractual relationships with these labor service companies and their continued performance to our satisfaction. The source of workers on our platform could be materially and adversely affected by any disruption to their operations or any termination or suspension of our contractual arrangements with these labor service companies, and we may fail to find a replacement on commercially reasonable terms or in a timely manner or at all. If we fail to attract, retain and manage a sufficient number of workers on our platform or lose a substantial number of workers, we may no longer be able to meet the demands of our customers, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

Moreover, our ability to attract, retain and manage workers on our platform may be adversely affected by an overall decline of labor force due to macroeconomic, social, legal and political reasons that may affect labor migration, which are beyond our control. Any labor unrest or strikes directed against us could also directly or indirectly affect our ability to serve customers. Furthermore, labor unrest may affect general labor market conditions or result in changes to labor laws. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and prospects.

There could be adverse legal, tax, and other consequences if workers on our platform were to be classified as our employees or dispatched employees instead of independent contractors.

We have established business outsourcing relationships with workers on our platform, pursuant to which we pay service fees to workers engaged in our solutions as independent contractors through third-party labor service companies. We believe that our workforce model is consistent with the prevailing practice in the workforce operational solution industry and recent policies of the State Council of the People’s Republic of China, or the State Council, that promote on-demand consumer service businesses and the associated workforce model through flexible regulatory measures. Furthermore, we believe the workers on our platform are independent contractors because, among other things, they provide services for orders obtained through our industry customers and get paid primarily based on the number of completed orders. As such, we do not believe that workers on our platform should be deemed as our employees or dispatched employees under the relevant PRC laws and regulations. As of the date of this prospectus, our workforce model has not been investigated or challenged by any government authorities, nor are we aware of any government action contemplated or threatened. However, we have been previously involved in individual lawsuits brought by third parties to seek compensation from us for injuries caused by workers on our platform during their course of services. Some of these lawsuits ruled in favor of the claimants based on the unfavorable determination that the workers should be deemed as our employees or dispatched employees under the facts of each particular case.

We cannot assure you that we will not be involved in lawsuits or arbitration cases in which the judge or arbitrator may side with the claimant in determining the relationship with workers on our platform in the future. We also cannot assure you that we will not be subject to government investigations on or challenges to the legality of our workforce model in the future. If, as a result of legislation or judicial decisions, we are required to classify workers on our platform as our employees or dispatched employees, we would incur significant additional expenses for compensating workers on our platform, potentially including expenses associated with various employee benefits pursuant to relevant PRC laws and regulations. In addition, we may be required to fundamentally change our operation model to comply with the relevant PRC laws and regulations, including the requirement that the total number of dispatched employees may not exceed 10% of the total number of employees. We would also be subject to claims for vicarious liability in relation to torts committed by workers during their course of services, or other claims under the relevant PRC laws and regulations. Any of the foregoing could significantly increase our costs to serve customers, harm our reputation and brand, subject us to rectification orders and fines, and cause us to significantly alter our existing business model and operations. As a result, our business, financial condition, results of operations and prospects will be materially and adversely affected.

We may be held liable for breach of contract under our agreements with industry customers.

Our industry customers typically require their third-party service partners, including us, to adhere to their standard form contracts, and there is little room to negotiate terms and conditions that deviate from such standard form contracts. The standard form contracts from such industry customers typically contain certain restrictive terms for third-party service partners, such as certain non-compete provisions, prohibitions on outsourcing to third-party companies, and prohibitions on acquiring other service providers and their customer relationships without seeking prior written consent from such industry customers. Our industry customers also generally require us to enter into labor relationship with workers on our platform, such as delivery riders, in compliance with applicable PRC laws. We cannot assure you that we will be deemed as having strictly adhered to the restrictive terms in the standard form contracts by such industry customers during the course of business. For example, we, through our various subsidiaries, have established business relationships with a number of industry customers, some of whom may regard themselves as competitors with each other. We have also collaborated with third-party labor service companies to attract and manage workers on our platform, and have not entered into employment contracts with workers as we deem them as independent contractors under our business outsourcing arrangements.

We communicated with our major industry customers with respect to their awareness of these facts and obtained affirmation that they had not initiated any legal, arbitral or other proceedings against us for failure to strictly adhere to the above-mentioned restrictive terms as of the date of this prospectus. However, if these customers subsequently change their view and lodge claims against us, we cannot assure you that these communications and affirmations will have the force of estoppel or will prompt the court or arbitrator to rule in our favor. We may be held liable for damages and suffer reputational damage if a dispute arises and we fail to contest the allegations successfully. Any disputes between our industry customers and us, regardless of the outcome, may disrupt our existing business relationships or cause them to terminate our business collaboration. We have removed some of these restrictive terms from our renewed contracts with certain industry customers. We intend to continue to re-negotiate the removal of these restrictive terms when renewing our contracts with other industry customers, but we cannot assure you that we will succeed. In addition, our industry customers may amend their standard form contracts to include more stringent terms and conditions. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and prospects.

We may not compete effectively. If we lose our market shares to competitors in existing markets, or if our expansion into new markets is not successful, our business and prospects may be materially and adversely affected.

While we have not identified any other platform in China with a similar business model and operational scale comparable to us, we may compete with labor outsourcing companies or service suppliers that are independent from or affiliated with industry customers, as well as online or offline workforce marketplaces in each industry setting we serve. The market for workforce operational solutions within a single industry is highly fragmented, consisting of a large number of small-scale, single-industry service suppliers with limited operational experience or geographical coverage. Our competitors may operate with business models and cost structures different from ours. They may ultimately prove to be more successful or more adaptable to new regulatory, technological and other developments than we are. Some of our current and potential competitors may be able to devote greater financial, technical, marketing and other resources to facilitating their business growth, and may also have longer operating histories, greater brand recognition and stronger customer loyalty than we do. Merges or strategic alliances among our current or potential competitors may present additional challenges.

Our industry customers are not obligated to use our solutions on an exclusive basis. For example, on-demand food delivery platforms may engage multiple service suppliers to fulfill their services to consumers in a single city. As the market competition intensifies, our competitors may offer industry customers lower service fee quotes, which could put us under great financial pressure as we may be required by industry customers to match the lower fee quotes. In response to such competition, we may have to further optimize our solutions or otherwise lower our service fees. If we fail to compete effectively, or if our industry customers become dissatisfied with the service quality of our solutions, they may reduce or even discontinue business collaborations with us and switch to our competitors. As a result, our business, financial condition, results of operations and prospects will be materially and adversely affected.

We have incurred net losses in the past, and we may not achieve or sustain profitability.

We have grown rapidly over the past several years. Our revenues increased from RMB654.8 million in 2017 to RMB2,055.8 million (US$295.3 million) in 2019. Our gross profit increased from RMB28.6 million in 2017 to RMB162.3 million (US$23.3 million) in 2019. However, you should not rely on our revenue from any previous period as an indication of our revenue or revenue growth in future periods. Our revenue growth rate may slow down for a number of reasons, including declined demand for our solution offerings, increasing competition, emergence of alternative business models, changes in regulations and government policies, changes in general economic conditions, as well as other risks described in this prospectus.

We incurred net loss of RMB14.0 million, RMB44.3 million and RMB13.4 million (US$1.9 million) in 2017, 2018 and 2019, respectively. We recorded net cash used in operating activities of RMB28.6 million, net cash generated from operating activities of RMB19.8 million and net cash generated from operating activities of RMB17.6 million (US$2.5 million) in 2017, 2018 and 2019, respectively. We cannot assure you that we will be able to generate net profit or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, financial condition, results of operations and prospects would be materially and adversely affected.

As we incur significant costs in connection with certain business lines, our business, financial condition and results of operations may be materially and adversely affected if demand for our solutions under these business lines does not increase as quickly as we anticipate.

We have incurred, and may continue to incur, significant costs in connection with certain business lines. For example, industry customers in the on-demand food delivery market typically divide their intra-city food delivery network into a number of delivery areas. To expand the geographical coverage of our on-demand food delivery business, we have incurred and may continue to incur costs in a lump sum to acquire the rights to render on-demand food delivery services in additional delivery areas. In addition, we have made significant investments to rent from third parties a number of vehicles to commence our ride-hailing solutions. Such acquisitions and the build-up of our fleet in advance of actual reservations of our vehicles by ride-hailing drivers could expose us to significant costs in advance. If market demand for our on-demand food delivery and ride-hailing solutions does not increase as quickly as we anticipate or at all, our business, financial condition and results of operations may be materially and adversely affected as a result of underutilization of capacity and depreciation of these assets.

Our quarterly results may fluctuate and may not fully reflect the underlying performance of our business due to seasonality.

We experience seasonality in our business, primarily attributable to the seasonality of our industry customers’ businesses. For example, we generally experience an increase in demand for our on-demand food delivery solutions during inclement weather conditions and holidays, and suffer a shortage of workforce during Chinese New Year holidays which may fall between late January and late February. See “Summary Consolidated Financial and Operating Data—Key Operating Metrics” for details. Other seasonal trends may develop or these current seasonal trends may become more extreme, which would contribute to fluctuations in our results of operations. Our quarterly results of operations, including the levels of our revenues, expenses, net loss or income and other key metrics, may fluctuate due to a variety of factors, some of which are beyond our control, such as consumption patterns of end consumers of our industry customers. As a result, period-to-period comparisons of our results of operations may not be meaningful, especially given our limited operating history.

If the industries our solutions serve or the business of industry customers develop more slowly than we expect, or stagnate or shrink, our growth may slow or even stall, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our future success will largely depend on the continued growth of the industries for which we provide our solutions and our industry customers, especially the relatively new and rapidly evolving ones such as the on-demand food delivery industry and the ride-hailing industry, which could be affected by levels of discretionary consumer spending. Factors that may harm discretionary consumer spending include general economic conditions, unemployment, consumer debts, reduction in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors, all of which are beyond our control. Consumers tend to shift to alternatives with lower costs during periods in which disposable income is adversely affected. Under such circumstances, consumers may choose to dine at home instead of ordering takeout from restaurants, take public transportation instead of using ride-hailing services, or reduce spending on other consumer services, such as online accommodation sharing for which we provide housekeeping solutions. Such shifts in consumer behaviors will adversely impact the business of our industry customers, which may in turn materially and adversely affect our business, financial condition, results of operations and prospects.

If we fail to obtain requisite approvals, licenses or permits applicable to our business or to comply with applicable laws and regulations, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our business is subject to governmental supervision and regulation by the relevant PRC government authorities. Government authorities are likely to continue to issue new laws, rules and regulations governing these industries, enhance enforcement of existing laws, rules and regulations, and require us to obtain new and additional approvals, licenses or permits.

We may fail to obtain all requisite approvals, licenses or permits applicable to our business or renew them upon expiration in a timely manner. For example, failure to pass the annual inspection of our ICP license for the operation of our website and the provision of payday loan services through Quhuo+ could subject us to fines, sanctions, or injunction orders. In addition, we may be required to obtain additional licenses or permits as a result of our business expansion, change in our operations or change in laws and regulations applicable to us. For example, as we recently launched payday loan services to workers on our platform in collaboration with a third-party credit information company, an asset management company and a lending company, we may be deemed as an online lending information intermediary and may be required to complete the registration with local financial supervisory departments.

There are also ambiguities and uncertainties with regard to whether certain approvals, licenses or permits apply to our business. For example, it is uncertain whether we are required to obtain an express delivery business permit for our on-demand food delivery solutions or a human resource service license for the training and management that we provide to the workers on our platform, although we believe that not obtaining such permit or license is consistent with the current market practice and regulatory regime. However, if PRC government authorities determine otherwise, and if we fail to obtain such permits as required, we could be subject to fines, sanctions or injunction orders, and we may be forced to alter our business model.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. For example, we purchase personal accident insurance for workers engaged in our on-demand food delivery and shared-bike maintenance solutions, as well as automobile insurance for drivers engaged in our ride-hailing solutions. We purchase commercial liability insurance to protect our business against claims of property damage and bodily injury. We also provide our employees with social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance. However, we do not maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood or any other disaster, except for certain service stations for our on-demand food delivery solutions. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key-employee insurance for our executive officers. We cannot assure you that our insurance coverage is sufficient to indemnify us against any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the insurance compensation amount is significantly less than our actual loss, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Unlawful, improper or otherwise inappropriate activities by workers on our platform while delivering our solutions could expose us to liability and harm our business, brand, reputation, financial condition, results of operations and prospects.

Unlawful, improper or otherwise inappropriate activities by workers on our platform have occurred and could occur again, which could seriously harm our business. These activities include assault, battery, traffic offenses, disputes with consumers, food contamination, theft, unauthorized use of bank cards or bank accounts, sharing of customer account information and other misconduct. The inappropriate activities by workers could expose us to potential liabilities and harm our reputation.

We have implemented policies and measures to detect, identify and address these types of workers’ unlawful or inappropriate activities. However, we may fail to implement these measures effectively. We cannot assure you that these measures could adequately or fully address or prevent all unlawful, improper or otherwise inappropriate activities by workers on our platform from occurring. Any negative publicity related to workers’ unlawful or inappropriate activities could adversely affect our reputation and brand or public perception of our platform, which could negatively affect the demand for our solutions, and potentially increase our exposure to regulatory and litigation risks. Any of the foregoing risks could harm our business, brand, financial condition and results of operations.

We face potential liabilities, expenses of resolving claims and disputes and harm to our business due to the nature of our business.

We face potential liabilities, expenses of resolving claims and disputes and harm to our business due to the nature of our businesses. For example, for our on-demand food delivery solutions, third parties could assert tort claims against us in connection with personal injuries resulting from food poisoning, tampering or accidents caused by delivery riders on our platform during the course of their deliveries.

We have been, and from time to time may continue to be, involved in disputes, claims or proceedings arising from our operations. For example, we are currently involved in several ongoing civil actions. We do not believe that any of them is likely to have a material adverse effect on our business, financial condition or results of operations, considering the consequences and financial exposures of the claims as well as our assessment of the reasonably possible loss. We cannot guarantee, however, that the claimants will not prevail in the ongoing legal actions or that the claimants will not be awarded significant damages should they prevail. The frequency of such claims and disputes could increase as our business continues to grow. These claims and disputes could divert our management’s time and attention away from our business and result in significant expenses to investigate and defend, regardless of the merits of the claims and disputes. If we are unsuccessful in our efforts to defend against or resolve these claims and disputes, we may elect or be compelled to change our business practices or may be forced to pay substantial damages, settlement costs, fines and penalties. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and incur legal expenses on behalf of our industry customers and current and former directors and officers. For example, as for our on-demand food delivery solutions, we are obligated to indemnify industry customers for personal injury and property loss or damage sustained by any third party caused by us or from the rendering of our delivery services. Any of these consequences could seriously harm our business.

Moreover, as our business engages a large number of workers on our platform, we have been, and may continue to be, involved in various labor disputes from time to time in the ordinary course of business, although none of them, individually or in the aggregate, has had a material adverse impact on us. As our business continues to grow, we expect to continue to be involved in legal or administrative proceedings related to labor disputes.

Our strategic investments or acquisitions may turn out to be unsuccessful and materially and adversely affect our financial condition and results of operations.

We have acquired, and may continue to acquire other assets, technologies, products and businesses that are complementary to our existing business or otherwise. We may also enter into strategic partnerships or cooperation agreements with other businesses to expand our platform. Negotiating these transactions can be time-consuming, challenging and expensive, and our ability to close these transactions may often be subject to regulatory approvals that are beyond our control. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of those transactions, we may issue additional equity securities that would dilute our shareholders’ ownership interest, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur expenses or substantial liabilities, encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures, encounter difficulties in assimilating acquired operations, encounter diversion of management’s attention to other business concerns, and become subject to adverse tax consequences, substantial depreciation, impairment losses, or deferred compensation charges. If our investments and acquisitions are not successful, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we fail to develop, maintain, and enhance our brand and reputation cost-effectively, our business and financial condition may be materially and adversely affected.

We believe that the strong recognition of our brand has reduced our costs of attracting workers to collaborate with us through word-of-mouth marketing and contributed significantly to the growth and success of our business. Accordingly, maintaining, protecting and enhancing the recognition of our brand image is critical to our business and market position. Many factors, some of which are beyond our control, are important to maintaining, protecting and enhancing our brand. These factors include our ability to:

•	maintain the quality and attractiveness of the solutions we offer;

•	maintain or improve the satisfaction of industry customers and their end consumers;

•	maintain or improve the quality of our training and management of workers on our platform;

•	compete effectively against our existing and future competitors; and

•

defend our reputation and brand image generally and in the event of any negative publicity relating to our solutions, workers’ safety, internet security, or other issues affecting us or the entire workforce operational solution platform market in China.

A public perception of misconduct by us, workers on our platform or our industry customers, even if factually incorrect or based on isolated incidents, could damage our reputation and harm our brand, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

Any significant disruption to or failures of our technology infrastructure could materially and adversely affect our business, financial condition, results of operations and prospects.

Quhuo+, our proprietary technology infrastructure, is important to help us scale up our business and effectively manage tens of thousands of workers. We utilize Quhuo+ to monitor the workload and performance of the workers on our platform, which allows us to dynamically manage staffing and maintain solution quality. In addition, utilizing Quhuo+, we provide workers with training, onboarding logistics, management support and other value-added services. Therefore, the performance and reliability of Quhuo+ is critical to our operations and reputation. As we are continually developing and optimizing functions of Quhuo+, we may encounter errors, defects, disruptions, or other performance or stability problems with Quhuo+, such as computer malware, viruses, spamming and phishing attacks, any of which could result in our inability to manage workers and deliver our solutions. As a result, we may lose our competitive position and market share, and our business, financial condition, results of operations and prospects will be materially and adversely affect.

Our business processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.

Our business processes a large quantity of personal data of workers on our platform. We also have access to operating data regarding our performance and certain confidential information provided by industry customers. We face risks inherent in handling and protecting such large volumes of data. In particular, we face a number of challenges relating to data protection in our system, including:

•	protecting the data in and hosted on our system, including against attacks by third parties or fraudulent behaviors by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

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complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the release of personal data of workers on our platform could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. In addition, our industry customers and business partners as well as their employees may improperly use or disclose the data we disclose to them for our operation, and we have limited control over such actions. Any failure, or perceived failure, by us, our employees, our industry customers and business partners, or their employees to comply with privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Our practices regarding the use, retention, transfer, disclosure and security of such confidential data could become the subject of enhanced regulations and increased public scrutiny in the future. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time. For instance, a growing number of legislative and regulatory bodies have adopted user notification requirements in the event of unauthorized access to or acquisition of certain types of data. In China, the PRC Cybersecurity Law, which became effective in June 2017, leaves substantial uncertainty as to the circumstances and standards under which the law would apply and violations would be found. See “Regulation—Regulations Relating to Internet Information Security and Privacy Protection.” Complying with these obligations could cause us to incur substantial costs. Any failure to comply with applicable regulations, whether by other third parties or us, or as a result of employee error or negligence or otherwise, could result in regulatory enforcement actions against us and have a material adverse impact on our business operations.

Increases in labor, energy and other costs in China could materially and adversely affect our business and profitability.

China’s economy has experienced significant growth, which has resulted in and may further lead to inflation and increased labor costs, energy costs, and vehicle purchase, rental and maintenance costs. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index, which is the broadest measure of inflation, for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Consequently, the costs incurred by workers when providing services on our platform have increased, which in turn has increased our cost of revenue. Our costs and operating expenses associated with energy consumption or vehicle leasing may also increase, which would materially and adversely affect our profit margin. If inflation in China continue to increase and we are unable to pass on these increased costs and expenses to our industry customers by increasing our service fees, our cost of revenue and operating expenses will continue to grow, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our business operations have been and may continue to be materially and adversely affected by the COVID-19 pandemic.

Since December 2019, a novel strain of coronavirus, later named COVID-19, has severely impacted China and major countries globally. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. Many businesses and social activities in China and other countries and regions have been severely disrupted, including those of our industry customers. The global outbreak has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in the middle of March 2020. Such disruption and the potential slowdown of the global economy in 2020 and beyond have had and could continue to have a material adverse effect on our results of operations and financial condition. For example, the average monthly number of delivery orders fulfilled through our on-demand food delivery solutions was approximately 16.9 million in the first quarter of 2020, representing a decrease by approximately 42% compared to approximately 29.2 million in the previous quarter, albeit an increase by approximately 22% compared to approximately 13.9 million in the first quarter of the previous year. For details of the impact of COVID-19 on our business and results of operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Specific Factors Affecting Our Results of Operations—COVID-19 outbreak.” We have conducted, and will continue to conduct, measures to control the risk of virus spread in our business operations, including strict temperature monitoring of, and provision of face masks and sanitizer to, active workers on our platform, as well as daily sanitization and disinfection of takeaway incubators and other working gear. However, if any of our employees or workers on our platform has contracted or is suspected of having contracted any contagious disease or condition, local governments may require our employees and workers to be quarantined or our offices to be closed down and disinfected and, as a result, our business operation could be disrupted or materially and adversely affected. We will pay close attention to the development of the outbreak of COVID-19 and continuously evaluate its impact on our business, results of operations and financial condition, which we believe will depend on the duration of the pandemic and the government’s responsive measures. If the outbreak persists or escalates, we may be subject to further negative impact on our business operations, financial condition and results of operations. The global spread of COVID-19 pandemic in major countries may result in further global economic distress and recession, and the extent to which it may affect us will depend on future developments, which are highly uncertain and cannot be predicted. The COVID-19 pandemic has also resulted in significant financial market volatility and uncertainty. A continuation or worsening of the levels of market disruption and volatility could materially and adversely affect our access capital, business, financial condition and results of operations and the market price of our ADSs.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition, results of operations and prospects.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of

Brexit. The Chinese economy has shown slower growth compared to the previous decade since 2012 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility. There have also been concerns over the relationship between China and other countries, including the surrounding Asian countries. Recent international trade disputes, including tariff actions announced by the United States, China and certain other countries, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. In addition, the recent market panics over the global outbreak of COVID-19 and the drop in oil prices materially and negatively affected the global financial markets in March 2020, which may cause potential slowdown of the global economy. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, financial condition, results of operations and prospects.

Our business depends on the continued services of our key employees, including our senior management and other qualified employees.

Our business depends on the continued services of our senior management and other qualified managerial, financial, technical and operations personnel. Competition for well-qualified employees is intense in China. We must offer competitive compensation and opportunities for career growth in order to retain our key employees and attract and retain qualified personnel in the future, which may result in significant costs. If we do not succeed in attracting well-qualified employees or retaining and motivating existing senior management and key employees, our business, results of operations, financial condition and prospects may be materially and adversely affected.

In addition, although we have entered into confidentiality and non-compete agreements with our senior management, we cannot assure you that any of them will not join our competitors or form a competing business. If any dispute arises between our current or former senior management and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may not be able to enforce them at all.

We have incurred and may continue to incur substantial share-based compensation expenses.

We have adopted an equity incentive plan that permits the grant of share options, restricted shares and restricted share units as equity-based awards, to our directors, officers, employees and consultants. We are required to recognize share-based compensation expenses based on the fair value of such share options granted to employees, officers, directors and consultants. We believe the granting of share-based compensation is important to our ability to attract, retain and motivate our management team and qualified employees, and we will continue to grant share-based compensation to employees in the future. We recorded share-based compensation expenses of RMB3.3 million, RMB89.6 million and RMB64.8 million (US$9.3 million) in 2017, 2018 and 2019, for options granted under a previous share incentive plan, respectively. As of the date of this prospectus, we have granted options to purchase 8,549,280 ordinary shares under our 2019 Share Incentive Plan, substantially all of which either are not exercisable or will not vest until completion of this offering. See “Management—Share Incentive Plan” for details. As a result, upon the completion of this offering, we expect to further recognize a substantial amount of share-based compensation expenses, which we expect to have a significant impact on our results of operations going forward. Moreover, if additional share options or other equity incentives are granted to our employees, directors or consultants in the future, our expenses associated with share-based compensation may increase significantly, which may have a material and adverse effect on our business, financial condition, results of operations and prospects. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Share-based compensation.”

We will require additional capital to support the growth of our business, and this capital might not be available on reasonable terms or at all.

We intend to continue to make investments to support our business growth and may require additional funds to continue to operate our business and respond to business challenges or opportunities, including the need to develop new solution offerings or enhance our existing solution offerings, improve our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may hinder our ability to obtain additional capital or pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

We currently rely on a small number of third-party cloud computing service providers to host a significant portion of our platform, and any interruptions or delays in services from these third parties could impair the delivery of our offerings and harm our business.

We use third-party cloud computing services. We do not control the operations of our third-party cloud computing service providers. The operations of these third-party cloud computing service providers may experience break-ins, computer viruses, denial-of-service attacks, sabotage, acts of vandalism, and other misconduct. The facilities of these third-party cloud computing service providers may also be vulnerable to damage or interruption from power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, and similar events. The occurrence of any such event or other unanticipated problems may result in our inability to serve data reliably or require us to migrate our data to a new cloud computing service provider. This could be time-consuming and costly and may result in the loss of data, any of which could significantly interrupt the operation of our platform and harm our reputation and brand. We may not be able to easily switch to another cloud provider in the event of any disruptions or interference to the services we use, and even if we do, other cloud providers are subject to the same risks. Additionally, if we are unable to renew our agreements with these third-party cloud computing service providers on commercially reasonable terms, we may experience delays and interruptions in the provision of our solutions, which may in turn reduce our revenue and cause industry customers to stop working with us. As a result, our business, financial condition, results of operations and prospects could be adversely affected.

We may not timely and effectively scale and adapt our existing technology and network infrastructure in line with our business growth, which would materially and adversely affect our business, financial condition, results of operations and prospects.

It is critical to our success that we are able to scale and adapt our existing technology and network infrastructure to accommodate rapidly increasing workers on our platform in line with our business growth. We may experience service disruptions, outages or other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of workers accessing our platform simultaneously, and denial of service or fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the availability of our platform to workers, especially as we expand our operations into more industries.

We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, respond adequately to service disruptions, upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial condition may be adversely affected.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

We regard our intellectual property as critical to our success. Such intellectual property includes trademarks, domain names, copyrights, know-how and proprietary technologies. We currently rely on trademarks, software copyrights, trade secret law, and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. However, we cannot assure you that any of our intellectual property rights will not be challenged, invalidated or circumvented, or that such intellectual property will be sufficient to provide us with competitive advantages.

Because of the rapid pace of technological change, we cannot assure you that all of our proprietary technologies and similar intellectual property can be patented in a timely or cost-effective manner, or at all. We have not completed the trademark registration for some of our logos. As such, these logos may be squatted by our competitors, in which case we may be forced to adopt a new brand name and deploy additional financial resources to market the new brand name, which may materially and adversely affect our business, financial condition, results of operations and prospects.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We cannot assure you that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot assure you that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is the Company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and the Securities and Exchange Commission, or the SEC, rules. We are in the process of implementing a number of measures to address the material weakness and deficiencies that have been identified. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weakness and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected thoroughly by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with the PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the Chairman of the SEC, Chairman of the PCAOB and certain other SEC divisional heads jointly issued a public statement highlighting the significant disclosure, financial reporting and other risks associated with emerging market investments, including the PCAOB’s continued inability to inspect audit work papers in China. The 2018 joint statement and the 2020 public statement reflect a heightened interest in this issue. However, it remains unclear what further actions the SEC and the PCAOB will take and its impact on Chinese companies in the U.S.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings against the mainland Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) under Rule 102(e) of its Rules of Practice and the Sarbanes-Oxley Act of 2002. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002 and would be required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to U.S. regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. We cannot predict whether, in cases where the CSRC does not authorize the production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. laws. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act and ultimately possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Lawsuits or allegations of impropriety against us or our management could have a material adverse effect on our reputation, business, financial condition and results of operations.

We have become, and may continue to become, subject to lawsuits or allegations of impropriety brought by industry customers and their consumers, our competitors, or other individuals or entities, including breach of contract, claims of torts, or unfair competition. Any lawsuits or allegations of impropriety, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation. In addition to the related financial costs, managing and defending such lawsuits and allegations can significantly divert management’s attention from our business operations. We may also need to pay liquidated damages or settle such lawsuits or allegations with a substantial amount of cash. Any of the circumstances could have a material adverse effect on our reputation, business, financial condition and results of operations.

None of the lease agreements of our leased properties has been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.

Under PRC law, all property lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this prospectus, none of the lease agreements for our leased properties in China has been registered with the relevant PRC government authorities. As of the date of this prospectus, we have not been subject to administrative fines and sanctions in this regard. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

Our rights to use our leased properties could be challenged by property owners or other third parties, which may disrupt our operations and cause us to incur relocation costs.

As of the date of this prospectus, the lessors of certain of our leased properties in China failed to provide us with valid property ownership certificates or authorizations from the property owners for the lessors to sublease the properties. There is a risk that such lessors may not have the relevant property ownership certificates or the right to lease or sublease such properties to us, in which case the relevant lease agreements may be deemed invalid and we may be forced to vacate these properties, which could interrupt our business operations and cause us to incur relocation costs. Moreover, if third parties challenge our lease agreements, it could result in a diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

Failure to make adequate contributions to social insurance and housing fund as required by PRC regulations may subject us to penalties.

In accordance with the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund and other relevant laws and regulations, China establishes a social insurance system and other employee benefits including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, housing fund, and a handicapped employment security fund, or collectively the Employee Benefits. An employer is required to pay the Employee Benefits for its employees in accordance with the rates provided under relevant regulations and withhold the Employee Benefits that should be assumed by the employees.

Our VIE and its subsidiaries have not made sufficient contribution of the Employee Benefits for some employees. We have recorded accruals for the estimated underpayment of Employee Benefits, including late fees and fines, in our financial statements. As advised by our PRC counsel, we may be subject to late fees and fines for our insufficient contributions to the Employee Benefits and non-registration of an account for social insurance or housing fund. As of the date of this prospectus, we have not received any notice from the relevant government authorities or any claim or request from these employees in this regard. However, we cannot assure you that the relevant government authorities will not require us to pay the outstanding amount and impose late fees or fines on us, in which case our business, financial condition and results of operations may be adversely affected.

Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could have a negative impact on our business operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, wars, riots, terrorist attacks or similar events could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. Our business could also be adversely affected by the effects of Ebola virus diseases, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome (SARS), COVID-19, or other epidemics. Our business operation could be disrupted if any of our employees or contracted workers are suspected of having any of the aforementioned epidemics or another contagious disease or condition, since it could require our employees and contracted workers to be quarantined or our offices to be disinfected. In addition, our business, financial condition, results of operations and prospects could be materially and adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Our revenues are all sourced from China. Accordingly, our business financial condition, results of operations and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors.

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. In addition, China’s economic condition has been, and may continue to be, impacted by the recent global outbreak of COVID-19 and the corresponding government-mandated quarantine measures. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business, financial condition and results of operations, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is based on written statutes and court decisions that have limited precedential value. The PRC legal system is evolving rapidly, and therefore the interpretations and enforcement of many laws, regulations and rules may contain inconsistencies and uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. These uncertainties my impede our contractual, property and procedural rights, which could adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly against the backdrop of a surging U.S. dollar and persistent capital outflows from China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. In 2018, a new round of Renminbi depreciation emerged under the influence of a strong U.S. dollar and the Sino-US trade friction. In August 2019, Renminbi once plunged to the weakest level against the US dollar in more than a decade, which raised fears of further escalation in the Sino-US trade friction as the United States labeled China as a currency manipulator after such sharp depreciation. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce, or the MOC, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary and affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and our affiliated entities. We may make loans to our PRC subsidiary and affiliated entities, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these activities are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to the requirement of making necessary reporting or filings in the foreign investment comprehensive administrative system and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to our affiliated entities as PRC domestic companies. Further, we are not likely to finance the activities of our affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunication services and certain other businesses.

SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Although SAFE promulgated in 2019 the Circular on Further Promoting the Cross-border Trade and Investment Facilitation, or SAFE Circular 28, pursuant to which non-investment foreign-invested companies are allowed to conduct domestic equity investment with settled capital from foreign exchange if such investment projects are true and compliant and do not otherwise violate the existing Special Management Measures (Negative List) for the Access of Foreign Investment, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or SAFE Circular 13, effective on June 1, 2015, pursuant to which the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. As of the date of this prospectus, all PRC residents known to us that currently hold direct or indirect ownership interests in our company, except for one minority shareholder, have completed the registration with SAFE as required by SAFE Circular 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registration, and we cannot compel them to comply with SAFE registration requirements. As a result, we cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers, consultants and other employees who are PRC residents and who have been granted share-based awards may have to follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution, or any other material changes. We and our PRC employees who have been granted share-based awards will be subject to SAFE Circular 7 and other relevant rules and regulations upon the completion of this offering. Failure of our PRC share-based award holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADSs holders.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, but not to those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (4) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Quhuo Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADSs holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including the ADSs holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of Quhuo Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Quhuo Limited is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

There is uncertainty as to the application of SAT Bulletin 37 or previous rules under Bulletin 7. We face uncertainties on the reporting and consequences of private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. Under SAT Bulletin 37 and SAT Bulletin 7, our company may be subject to filing obligations or taxes if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions.

Increases in labor costs in the PRC may adversely affect our business, financial condition and results of operations.

The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

In addition, we are required by PRC laws and regulations to make social insurance registration and open housing fund account with relevant governmental authorities and pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial condition and results of operations may be adversely affected.

Risks Related to Our Corporate Structure

The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations.

Current PRC laws and regulations impose certain restrictions on foreign ownership of companies that engage in certain business operations, such as value-added telecommunications services. In June 2019, the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC, promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, which became effective on July 30, 2019, in order to amend the Guidance Catalogue of Industries for Foreign Investment. Pursuant to the Negative List, foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM and the Ministry of Industry and Information Technology, or MIIT, for the incorporation of the joint ventures and the business operations.

Current PRC laws and regulations impose restrictions or prohibitions on foreign ownership and investment in companies that engage in value-added telecommunication services. We are an exempted company incorporated in the Cayman Islands. Beijing Quhuo Information Technology Co., Ltd., or WFOE, is our wholly-owned PRC subsidiary and a foreign-invested enterprise under PRC laws. We conduct our business in China through Beijing Quhuo Technology Co., Ltd., or our VIE, and its subsidiaries, or collectively our affiliated entities, in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunication services, including our recently launched payday loan services. We, through WFOE, entered into a series of contractual arrangements with the VIE and its registered shareholders, in order to (1) exercise effective control over our affiliated entities, (2) receive substantially all of the economic benefits of our affiliated entities, and (3) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. We have been and expect to continue to be dependent on our affiliated entities to operate our business in China. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our affiliated entities and hence consolidate their financial results under U.S. GAAP. See “Corporate History and Structure” for details.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, (1) the ownership structures of WFOE and the VIE in China currently do not, and immediately after giving effect to this offering, will not, result in any violation of the applicable PRC laws or regulations currently in effect; and (2) the contractual arrangements between WFOE, the VIE and its registered shareholders governed by PRC laws and regulations are currently valid, binding and enforceable, and will not result in any violation of the applicable PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business and operating licenses of our company;

•	discontinuing or restricting any related-party transactions between our group and our affiliated entities;

•	imposing fines and penalties, confiscating the income from our company, or imposing additional requirements for our operations which we may not be able to comply with;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exercise effective control over our affiliated entities;

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions; or

•	restricting the use of financing sources by us or our affiliated entities or otherwise restricting our or their ability to conduct business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our affiliated entities in China, and/or our failure to receive the economic benefits from our affiliated entities, we may not be able to consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We have relied and expect to continue to rely on the contractual arrangements with the VIE and its shareholders to operate our business in China. For a description of these contractual arrangements, see “Corporate History and Structure.”

However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated entities. Any of our affiliated entities, including the VIE and its shareholders, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. For example, the VIE may fail to pass the annual inspection of the ICP license, which would negatively impact our business operations. In the event that the shareholders of the VIE breach the terms of these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if the VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our ability to operate our business as well as constrain our growth.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively control our affiliated entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities and they may determine that we or our affiliated entities owe additional taxes, which could materially and adversely affect our business, financial condition and results of operations.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our affiliated entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, if WFOE requests the shareholders of our affiliated entities to transfer their equity interests at nominal or no value pursuant to the contractual arrangements, such transfer could be viewed as a gift and subject WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Enterprise Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition, results of operations and prospects.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The current Foreign Investment Law does not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor does it specify regulations on controlling through contractual arrangements. As a result, this regulatory topic remains unclear under the Foreign Investment Law. However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in a material adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material adverse effect on our current corporate structure, corporate governance, business, financial condition, results of operations and prospects.

We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as WFOE, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to the ADSs and this Offering

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

We have applied to list the ADSs on NASDAQ. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs was determined by negotiation between us and the underwriters based upon several factors, and we cannot assure you that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs, and may not be able to resell ADSs at or above the price they paid, or at all.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	announcements of new policies, rules or regulations relating to the internet or the consumer services industry in China;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services, our competitors or our industry;

•	additions or departures of key personnel;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS (assuming no exercise of the underwriters’ option to purchase additional ADSs). This number represents the difference between (1) our pro forma net tangible book value as adjusted per ADS of US$             as of            , after giving effect to this offering and (2) the initial public offering price of US$             per ADS. In addition, you will experience further dilution to the extent that our Class A ordinary shares are issued upon the vesting of any share awards under our equity incentive plans. All of the Class A ordinary shares issuable under our then equity incentive plans will be issued at a purchase price on a per ADS basis that is less than the public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be             ADSs (equivalent to             Class A ordinary shares) outstanding immediately after this offering, or             ADSs (equivalent to             Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, [our directors, executive officers, existing shareholders and option holders] have agreed not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

[Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 15 votes per share. We will sell Class A ordinary shares in the form of ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Mr. Leslie Yu, our chairman and chief executive officer, has control over us and our corporate matter. Immediately prior to the completion of this offering, Mr. Yu will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately        % of our total issued and outstanding share capital immediately after the completion of this offering and        % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result of the dual-class share structure and the concentration of ownership, Mr. Yu will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs or even lose your entire investment in our ADSs.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules, which were adopted in 2006 by six PRC regulatory agencies, including the CSRC, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain how long it will take us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, results of operations and prospects.

Our PRC counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on NASDAQ because (1) our wholly owned PRC subsidiary was established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules, and (2) there is no statutory provision that clearly classifies the contractual arrangements among our wholly owned PRC subsidiary, our VIE and its shareholders as a type of acquisition transaction regulated by the M&A Rules. However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

We will adopt our post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association will contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in China.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands, as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of associations) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

In addition, we conduct substantially all of our business operations in China, and substantially all of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S.

companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against us, our assets, our directors and officers or their assets. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the Class A ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the Class A ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the Class A ordinary shares represented by your ADSs unless you withdraw such shares. Under our post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the Class A ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the Class A shares represented by your ADSs are not voted as you requested.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of our ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADSs holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADSs holders.

We and the depository are entitled to amend the deposit agreement and to change the rights of the ADSs holders under the terms of such agreement, without the prior consent of the ADSs holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADSs holders, ADSs holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADSs holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADSs holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADSs holders or terminate the deposit agreement, the ADSs holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADSs holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

As a holder of our ADSs, you are a party to the deposit agreement under which our ADSs are issued. Under the deposit agreement, any action or proceeding against or involving the depositary arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of you owning the ADSs (including any such action or proceeding that may arise under the U.S. federal securities laws) may only be instituted in a state or federal court in New York, New York. In addition, under the deposit agreement, you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Such exclusive jurisdiction may, among other things, discourage lawsuits against or involving us or the depositary, lead to increased costs to bring a claim or limit your ability to bring a claim in a judicial forum you find favorable.

In addition, the depositary may, in its sole discretion, require that any claim or dispute arising from the relationship created by the deposit agreement, including any claims under the U.S. federal securities laws and claims not in connection with this offering, be referred to and finally settled by an arbitration conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association. As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of New York, we believe that the arbitration provisions in the deposit agreement are enforceable under federal law and the laws of the State of New York. If the depositary elects to have any claim or dispute arising under the deposit agreement be referred to and finally settled by an arbitration, this could result in increased costs to bring a claim, limited access to information and other imbalances of resources between you as ADS holders and us, and could place limits on the ability of you as ADS holders to bring a claim in an arbitration forum that you may find favorable. Furthermore, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the terms and subject to the conditions of the deposit agreement as amended. See “Description of American Depositary Shares” for more information.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADSs holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may, among other things, limit and discourage lawsuits against us and/or the depositary and lead to limited access to information and other imbalances of resources between you as ADS holders and us. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the NASDAQ corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

We have applied to list our ADSs on NASDAQ. The NASDAQ corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards.

For instance, we are not required to: (1) have a majority of the board be independent; (2) have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or (3) have regularly scheduled executive sessions with only independent directors each year. We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of NASDAQ.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. As a result, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

[We will be a “controlled company” under the Nasdaq Stock Market Rules, and we, as a result, can rely on exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Mr. Leslie Yu, our chairman and chief executive officer, will hold a majority of the aggregate voting power of our company upon the completion of this offering. Therefore, we will qualify as a “controlled company” under the Nasdaq Stock Market Rules. Under these rules a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Stock Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. We may elect to rely on any of such exemptions so long as we remain a controlled company and during any transition period following the time when we are no longer a controlled company. Should we choose to do so, you would not have the same protections afforded to shareholders of companies that are subject to all of NASDAQ corporate governance requirements.]

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or our ordinary shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat our VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIE (and its subsidiaries) for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current fiscal year and any subsequent fiscal year.

Assuming that we are the owner of our VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, we do not expect to be a PFIC for the current fiscal year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future fiscal years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current fiscal year or future fiscal years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were treated as a PFIC for any fiscal year during which a U.S. investor held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Taxation—United States Federal Income Taxation—Passive foreign investment company rules.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements with respect to our business, operating results and financial condition as well as our current expectations, assumptions, estimates and projections about our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

These forward-looking statements can be identified by words or phrases such as the words “may,” “will,” “aim,” “potential,” “continue,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “likely to,” “plan,” “should,” and similar expressions. We have based these forward-looking statements largely on our current expectations and projections of future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenue, costs or expenditures, and our potential need for additional capital and the availability of such capital;

•	our projected markets and growth in markets, including our projected growth of demand for our service offerings in the markets;

•	our ability to retain an increase number of industry customers, workers and service offerings;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry;

•	general economic and business conditions globally and in China;

•	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry;

•	our use of the proceeds from this offering; and

•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus also contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of the market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, projections or estimates about our business and financial prospects involve significant risks and uncertainties. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, will be approximately US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, based upon an assumed initial public offering price of US$             per ADS (the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$            , after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

The principal purposes of this offering are to increase our financial flexibility and create a public market for the ADSs for the benefit of all shareholders, retained talented employees by providing them with equity incentives and obtain additional capital. We currently intend to use the net proceeds of this offering as follows:

•	approximately 20% for expanding our business in multiple industry settings, including ride-hailing, housekeeping and other services;

•	approximately 20% for upgrading our technology infrastructure;

•	approximately 20% for marketing and brand promotions;

•

approximately 20% for funding potential strategic acquisitions, investments and alliances, although we do not presently have specific plans and are not currently engaged in any discussions or negotiations with respect to any such transaction; and

•	the remaining balance for working capital and other general corporate purposes.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business. The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to the ADS and this Offering—We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.”

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

In utilizing the proceeds from this offering, as an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our affiliated entities only through loans, subject to applicable government reporting, registration and approvals. Subject to satisfaction of applicable government reporting, registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to submit a report of such modification information to the Ministry of Commerce or its local counterparts through the Enterprise Registration System and the National Enterprise Credit Information Publicity System. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed either (1) the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital, or (2) two times, or the then applicable statutory multiple, the amount of the entity’s net assets, calculated in accordance with PRC GAAP, at our election. Such loans must be registered with SAFE or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary and affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

We have not declared or paid any dividends since our incorporation. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion in deciding the payment of any future dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. The declaration and payment of dividends will depend upon, among other things, our future operations and earnings, capital requirements and surplus, our financial condition, contractual restrictions, general business conditions and other factors as our board of directors may deem relevant. See “Description of Share Capital—Our Post-offering Memorandum and Articles of Association—Dividends.”

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us or of our VIE to pay cash dividend payments to us. See “Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2019:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the automatic conversion of all of our outstanding preferred shares on a one-for-one basis into 24,131,100 ordinary shares immediately prior to the completion of this offering, [(2) the re-designation of all outstanding ordinary shares into 32,807,230 Class A ordinary shares and 6,296,630 class B ordinary shares on a one-for-one basis, respectively, immediately prior to the completion of this offering, on a one-for-one basis as determined by our existing shareholders in connection with their approval of our post-offering memorandum and articles of association that will become effective immediately prior to the completion of this offering], and (3) the recognition of one-time share-based compensation expenses of RMB22.3 million upon the satisfaction of the IPO performance condition of certain options for which the service-based condition had been fully or partially satisfied as of December 31, 2019; and

•

on an as pro forma as adjusted basis to reflect (1) the automatic conversion of all of our outstanding preferred shares on a one-for-one basis into 24,131,100 ordinary shares immediately prior to the completion of this offering, [(2) the re-designation of all outstanding ordinary shares into 32,807,230 Class A ordinary shares and 6,296,630 class B ordinary shares on a one-for-one basis, respectively, immediately prior to the completion of this offering, on a one-for-one basis as determined by our existing shareholders in connection with their approval of our amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering], (3) the recognition of one-time share-based compensation expenses of RMB22.3 million upon the satisfaction of the IPO performance condition of certain options for which the service-based condition had been fully or partially satisfied as of December 31, 2019, and (4) the sale of              Class A ordinary shares represented by ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

Although the 9,502,550 shares held by a nominee of our share-based payment trust in connection with our 2019 Share Incentive Plan are issued and outstanding as disclosed elsewhere in this prospectus, they are not deemed to be outstanding on an actual, pro forma or pro forma as adjusted basis from an accounting perspective, and therefore, are excluded from the calculation of the capitalization table.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2019
	Actual		Pro forma		Pro forma as Adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity:
Series A redeemable convertible preferred shares (US$0.0001 par value; 1,335,370 shares authorized, issued and outstanding as of December 31, 2019; none outstanding on a pro forma or a pro forma as adjusted basis)	46,130	6,626	—	—
Series B redeemable convertible preferred shares (US$0.0001 par value; 9,500,030 shares authorized, issued and outstanding as of December 31, 2019; none outstanding on a pro forma or a pro forma as adjusted basis)	332,251	47,725	—	—
Series C1 redeemable convertible preferred shares (US$0.0001 par value; 5,107,720 shares authorized, issued and outstanding as of December 31, 2019; none outstanding on a pro forma or a pro forma as adjusted basis)	193,609	27,810	—	—
Series C2 redeemable convertible preferred shares (US$0.0001 par value; 2,377,370 shares authorized, issued and outstanding as of December 31, 2019; none outstanding on a pro forma or a pro forma as adjusted basis)	96,569	13,871	—	—
Series D redeemable convertible preferred shares (US$0.0001 par value; 5,810,610 shares authorized, issued and outstanding as of December 31, 2019; none outstanding on a pro forma or a pro forma as adjusted basis)	362,442	52,062	—	—

Total mezzanine equity:	1,031,001	148,094	—	—

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 475,868,900 shares authorized, 24,475,310 shares issued, and 14,972,760 shares outstanding as of December 31, 2019; none outstanding on a pro forma or a pro forma as adjusted basis)	17	2	—	—
Class A ordinary shares (US$0.0001 par value; none authorized, issued and outstanding as of December 31, 2019; shares authorized, 42,309,780 shares issued, and 32,807,230 shares outstanding on a pro forma basis; shares authorized, shares issued, and outstanding on a pro forma as adjusted basis)	—	—	30	4
Class B ordinary shares (US$0.0001 par value; none authorized, issued and outstanding as of December 31, 2019; shares authorized, and 6,296,630 shares issued and outstanding on a pro forma or a pro forma as adjusted basis)	—	—	4	1
Additional paid-in capital	434,151	62,362	1,487,467	213,661
Accumulated deficit	(1,212,257)	(174,130)	(1,234,589)	(177,338)
Accumulated other comprehensive loss	(1,231)	(177)	(1,231)	(177)

Total Quhuo Limited shareholders’ deficit	(779,320)	(111,943)	251,681	36,151

Non-controlling interests	2,871	412	2,871	412

Total shareholders’ deficit(2)	(776,449)	(111,531)	254,552	36,563

Total liabilities, mezzanine equity, non-controlling interests and shareholders’ deficit	743,896	106,854	743,896	106,854

(1)

The pro forma as adjusted information discussed above is illustrative only. Our total shareholders’ deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ deficit and total capitalization by US$             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

As of the date of this prospectus, there has been no material change to our capitalization as set forth above.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2019 was approximately US$23.2 million, or US$1.55 per ordinary share outstanding at that date, and US$             per ADS. Net tangible book value is determined by dividing our total tangible assets, less our total liabilities. Dilution is determined by subtracting net tangible book value from our consolidated total assets, after giving effect to (1) the automatic conversion of all of our outstanding preferred shares on a one-to-one basis into 24,131,100 ordinary shares immediately prior to the completion of this offering; [(2) the re-designation of all outstanding ordinary shares into 32,807,230 Class A ordinary shares and 6,296,630 Class B ordinary shares on a one-for-one basis, respectively, immediately prior to the completion of this offering, on a one-for-one basis; and (3) the issuance and sale by us of Class A ordinary shares represented by ADSs in this offering at an assumed initial public offering price of US$            per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us].

Without taking into account any other changes in net tangible book value after December 31, 2019, other than to give effect to (1) the automatic conversion of all of our outstanding preferred shares on a one-to-one basis into 24,131,100 ordinary shares immediately prior to the completion of this offering; [(2) the re-designation of all outstanding ordinary shares into 32,807,230 Class A ordinary shares and 6,296,630 Class B ordinary shares on a one-for-one basis, respectively, immediately prior to the completion of this offering, on a one-for-one basis; (3) the recognition of a one-time share-based compensation expenses of RMB22.3 million upon the satisfaction of the IPO performance condition of certain options for which the service-based condition had been fully or partially satisfied as of December 31, 2019; and (4) the issuance and sale by us of Class A ordinary shares represented by ADSs in this offering at an assumed initial public offering price of US$            per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us], our pro forma adjusted net tangible book value as of December 31, 2019 would have been US$             million or US$             per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share, or US$             per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share, or US$             per ADS, to new investors in this offering.

The following table illustrates such dilution:

	Per ordinary shares		Per ADS
Assumed initial public offering price	US$		US$
Net tangible book value as of December 31, 2019	US$	1.55	US$
Pro forma net tangible book value after giving effect to the automatic conversion of all of our outstanding preferred shares into ordinary shares	US$	0.59	US$

Pro forma as adjusted net tangible book value after giving effect to (1) the automatic conversion of all of our outstanding preferred shares into ordinary shares, (2) the recognition of one-time share-based compensation expenses upon the satisfaction of the IPO performance condition, and (3) this offering

	US$		US$
Dilution in net tangible book value to new investors in this offering	US$		US$

A US$1.00 change in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma net tangible book value after giving effect to this offering by US$             million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering

by US$            per ordinary share and US$             per ADS, and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no exercise of the underwriters’ option to purchase additional ADSs and no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2019, the differences between existing shareholders and the new investors with respect to the number of Class A ordinary shares (in the form of ADSs or Class A ordinary shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent (%)	Amount	Percent (%)
Existing shareholders			US$		US$	US$
New investors			US$		US$	US$
Total		100.0	US$	100.0	US$	US$

If the underwriters exercise in full their option to purchase additional ADSs, the pro forma as adjusted net tangible book value would be US$             per ordinary shares and US$             per ADS, and the dilution in pro forma as adjusted net tangible book value to new investors in this offering would be US$             per ordinary shares and US$             per ADS.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and all of our assets are located in China. All of our directors and officers (including director appointees) are nationals or residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Cayman Islands

We have been advised by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize and enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provision of the federal securities laws of the United States or the securities laws of any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have also been advised by Maples and Calder (Hong Kong) LLP that, although there is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the U.S., a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final and conclusive, (4) is not in respect of taxes, a fine or a penalty, and (5) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

PRC

Commerce & Finance Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC for disputes relating to contracts or other property interests, the PRC court may accept a course of action based on the laws of the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if (1) the contract is signed and/or performed within China, (2) the subject of the action is located within China, (3) the company (as defendant) has seizable properties within China, (4) the company has a representative organization within China, or (5) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

We are an exempted company with limited liability incorporated in the Cayman Islands in June 2019 and a holding company of our group. We commenced operations through Beijing Quhuo Technology Co., Ltd., or Beijing Quhuo, in 2012. Over a span of seven-year development, we have expanded our business from initially the on-demand food delivery industry into various industries and have become a leading tech-enabled workforce operational solution platform in China.

Beginning in 2019, we underwent a series of restructuring in anticipation of this offering, which was completed in March 2020. In June 2019, our founders, through their respective controlled entities, incorporated Quhuo Limited in the Cayman Islands as our proposed listing entity and holding company with no material operations of its own. From June 2019 to July 2019, we incorporated various subsidiaries, including Quhuo Investment Limited, Quhuo Technology Investment (Hong Kong) Limited and Beijing Quhuo Information Technology Co., Ltd., or WFOE, all of which are investment holding companies. In August 2019, we gained control and became the sole beneficiary of Beijing Quhuo, or the VIE, through a series of contractual arrangements between WFOE, the VIE and the VIE’s registered shareholders. We conduct our workforce operational solution business primarily through the VIE and its subsidiaries in China. In August 2019, Quhuo Limited issued preferred shares to the VIE’s existing investors to reflect their respective equity interests in the VIE prior to the restructuring. However, the shareholders of the VIE may have actual or potential conflicts of interest with us. They may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively control our affiliated entities and receive economic benefits from them. See “Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.”

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, our VIE and its subsidiaries, as of the date of this prospectus:

(1)

The shareholders of Beijing Quhuo Technology Co., Ltd., or Beijing Quhuo, include Lili Sun, spouse of Mr. Leslie Yu, Mr. Shuyi Yang, Mr. Zhen Ba, Ningbo Maiken Investment Management LLP and Mr. Tongtong Li, holding 25.7264%, 24.9784%, 9.6547%, 38.8250% and 0.8154% of the equity interests of Beijing Quhuo, respectively.

(2)	The remaining 30% of the equity interests of Nantong Runda Marketing Planning Co., Ltd. is owned by two independent individuals.
(3)	The remaining 49% of the equity interests of Jiangxi Youke Automobile Rental Service Co., Ltd. is owned by an independent individual.

Contractual Arrangements

Current PRC laws and regulations impose restrictions or prohibitions on foreign ownership and investment in companies that engage in value-added telecommunication services. We are a company registered in the Cayman Islands, and WFOE, our PRC subsidiary, is a foreign-invested enterprise under PRC laws. We conduct our business in China through Beijing Quhuo, our VIE, and its subsidiaries, or collectively our affiliated entities, in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunication services, including our recently launched payday loan services. We have entered into a series of contractual arrangements, through WFOE, with our VIE and its registered shareholders to obtain effective control over affiliated entities, through which we commence our business.

Our contractual arrangements with our VIE and its shareholders allow us to (1) exercise effective control over our affiliated entities, (2) receive substantially all of the economic benefits of our affiliated entities, and (3) have an exclusive call option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC law.

As a result of our direct ownership in WFOE and the contractual arrangements with our VIE, we have become the primary beneficiary of our VIE, and, therefore, have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among WFOE, our VIE and its shareholders.

Agreements that provide us with effective control over our VIE

Power of Attorney. Pursuant to the power of attorney dated as of August 23, 2019 executed and issued by our VIE’s shareholders, each of them irrevocably appointed and authorized WFOE or its designee(s) to act on their respective behalf as exclusive agent and attorney-in-fact, to the extent permitted by PRC law, with respect to all rights of shareholders concerning all the equity interest held by each of these shareholders in our VIE, including but not limited to the power to vote on its behalf on all matters of our VIE requiring shareholder approval under PRC laws and regulations and the articles of association of our VIE, rights to information relating to all business aspects of our VIE, proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the other rights as shareholders, such as nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole.

Equity Interest Pledge Agreements. Under each of the equity interest pledge agreements dated as of August 23, 2019 entered into by and among WFOE, our VIE and each of its shareholders, each of our VIE’s shareholders will pledge all of their equity interests in our VIE to WFOE as security and guarantee on performance of the respective obligations of our VIE and each of its shareholders under the exclusive call option agreement, the exclusive business cooperation agreement and the power of attorney. If any of our VIE or its shareholders breach their contractual obligations under those agreements, WFOE, as the pledgee, will be entitled to certain rights, including enforcing the pledge immediately. WFOE may transfer all or any of its rights and obligations under any of the equity interest pledge agreements to its designee(s) any time after notifying our VIE and the signing shareholder. This pledge has become effective since the date the pledged equity interests were registered with the competent administration for industry and commerce and will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive business cooperation agreement and the power of attorney.

Letters of Shareholder Undertaking, Letters of Spousal Undertakings and Letter of Confirmation. Pursuant to each of the letters of shareholder undertaking dated as of August 23, 2019 executed and provided by each of the individual shareholders of our VIE, each of the letters of spousal undertakings dated as of as of August 23, 2019 executed and provided by each of the spouse of our VIE’s individual shareholders and a letter of confirmation dated as of August 23, 2019 executed and issued by Mr. Leslie Yu in favor of us, each of the individual shareholders and the spouse of such shareholders, among others, (1) confirmed the duly authorization and validity of and the arrangements under the exclusive call option agreement, the exclusive business cooperation agreement, the equity interest pledge agreements and the power of attorney, (2) unconditionally and irrevocably agreed that the in the event of their deaths, incapacity or other circumstances under which they no longer have the ability to perform their obligations under the agreements described herein, their respective equity interests in our VIE together with all interests attached thereto will be transferred, free of charge and without any condition, to WFOE or its designee(s) to the extent permitted by PRC laws; and (3) confirmed that the respective equity interests of our VIE’s shareholders in our VIE are exclusive and personal assets of such shareholders, instead of common assets jointly owned with their respective spouse, and agreed to be subject to the obligations and arrangements under the agreements described herein in the event any equity interest in our VIE will be held by the respective spouse of such shareholders.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement dated as of August 23, 2019 entered into by and between WFOE and our VIE, WFOE has the exclusive right, during the term of the exclusive business cooperation agreement to provide or designate any third-party to provide, among others, comprehensive business support, technological support, and relevant consulting services, the scope of which is to be determined by WFOE from time to time. WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement. In exchange, our VIE and its subsidiaries pay service fees to WFOE at the time and in an amount to be determined by WFOE in its sole discretion. This agreement shall remain effective for ten years from the execution date and may be extended by WFOE at its sole discretion.

Agreements that provide us with the call option to purchase the equity interests in our VIE

Exclusive Call Option Agreement. Under the exclusive call option agreement dated as of August 23, 2019 entered into by and between WFOE, our VIE and its shareholders, each of the shareholders of our VIE irrevocably granted WFOE or its designated representatives an exclusive right to purchase, to the extent permitted by the PRC laws and regulations and at the sole discretion of WFOE all or any part of their equity interests in our VIE at a purchase price equal to the lowest price permissible under the PRC laws and regulations. The shareholders of our VIE shall also promptly give all considerations they received from the exercise of the options to WFOE or its designee(s). WFOE or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. Without prior written consent of WFOE, our VIE’s shareholders shall not, among others, sell, transfer, mortgage, create any pledge or encumbrance on or otherwise dispose their equity interests in our VIE. The term of this agreement is ten years and may be extended at WFOE’s sole discretion until the entire equity interests in our VIE transferred to WFOE or its designee(s).

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

(1)

the ownership structures of our VIE and WFOE, currently and immediately after giving effect to this offering, will not result in any violation of applicable PRC laws and regulations currently in effect; and

(2)

the contractual arrangements between WFOE, our VIE and its shareholders governed by PRC law, currently and immediately after giving effect to this offering, are valid, binding and enforceable under the PRC law, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Related to Our Corporate Structure—The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations,” “Risk Factors—Risks Related to Our Corporate Structure—

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Enterprise Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition, results of operations and prospects” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Financial Support Undertaking Letters

We executed a financial support undertaking letter addressed to our VIE, pursuant to which we irrevocably undertake to provide unlimited financial support to our VIE to the extent permissible under the applicable PRC laws and regulations, regardless of whether our VIE has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. We will not request repayment of any outstanding loans or borrowings from our VIE if it or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. The financial support undertaking letter is effective from the date of the other agreements entered into among WFOE, our VIE and its shareholders until the earlier of (1) the date on which all of the equity interests of our VIE have been acquired by us or our designated representative(s), and (2) the date on which we in our sole and absolute discretion unilaterally terminate the applicable financial support undertaking letter by giving 30-day prior written notice to our VIE.

We expect to provide the financial support if and when required with a portion of the proceeds from this offering and proceeds from the issuance of equity or debt securities in the future.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019, the selected consolidated statements of cash flows data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read the following information in conjunction with those financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Historical results for any prior period are not necessarily indicative of results to be expected for any future period.

Selected Consolidated Statements of Operations

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	654,802	1,474,475	2,055,789	295,296
Cost of revenues	(626,193)	(1,357,837)	(1,893,513)	(271,986)

Gross profit	28,609	116,638	162,276	23,310

Total operating expenses	(50,038)	(168,541)	(174,730)	(25,099)

Operating loss	(21,429)	(51,903)	(12,454)	(1,789)

(Loss)/income before income tax	(13,564)	(40,316)	8,131	1,168
Income tax expense	(405)	(3,979)	(21,580)	(3,100)

Net loss	(13,969)	(44,295)	(13,449)	(1,932)

Non-GAAP Financial Data(1)
Adjusted net (loss)/income	(10,670)	45,327	51,350	7,376

(1)	See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Non-GAAP Financial Measure.”

Selected Consolidated Balance Sheets Data

	As of December 31,
	2018	2019
	RMB	RMB	US$
	(in thousands)
Cash	17,343	126,779	18,211
Short-term investments	74,165	56,275	8,083
Accounts receivable, net	156,368	276,966	39,784
Prepayments and other current assets	17,487	43,058	6,185
Amounts due from related parties	25,748	18,392	2,642
Total current assets	291,111	521,470	74,905
Total assets	469,616	743,896	106,854
Total current liabilities	240,449	452,080	64,939
Total liabilities	265,183	489,344	70,291
Total mezzanine equity	1,031,001	1,031,001	148,094
Total shareholders’ deficit	(826,568)	(776,449)	(111,531)
Total liabilities, mezzanine equity, non-controlling interests and shareholders’ deficit	469,616	743,896	106,854

Selected Consolidated Statements of Cash Flows Data

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(28,615)	19,807	17,624	2,533
Net cash (used in)/generated from investing activities	(65,102)	(94,281)	12,483	1,792
Net cash generated from financing activities	71,350	82,495	80,550	11,570
Effect of exchange rate changes on cash	(80)	179	(1,221)	(175)
Net (decrease)/increase in cash	(22,447)	8,200	109,436	15,720
Cash at the beginning of the period	31,590	9,143	17,343	2,491
Cash at the end of the period	9,143	17,343	126,779	18,211

Key Operating Metrics

The following table sets forth certain key operating metrics relating to our business.

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020
	(in thousands)
Number of average monthly active workers	18	24	25	23	23	26	41	41	33
Number of average monthly delivery orders	11,135	14,696	16,884	15,574	13,856	16,616	28,666	29,221	16,852

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section titled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We were the largest workforce operational solution platform in China as measured by the number of average monthly active workers in 2019, according to the F&S report. We provide tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, including food delivery, ride-hailing, housekeeping and shared-bike maintenance. In 2019, we ranked No.1 in the on-demand food delivery solution market in terms of both the number of delivery orders and revenue, with a market share exceeding that of the next top four market players combined in terms of both the number of delivery orders and revenue, according to the F&S report.

We currently provide four industry-tailored operational solutions, including on-demand food delivery solutions, ride-hailing solutions, housekeeping solutions and shared-bike maintenance solutions. We generate revenue primarily from service fees paid by our industry customers, and to a lesser extent, from rental fees under our car leasing agreements with drivers engaged in our ride-hailing solutions. We incur cost from paying service fees to workers engaged in our solutions as independent contractors.

We have grown rapidly in recent years to achieve greater economies of scale. Our revenues were RMB654.8 million, RMB1,474.5 million and RMB2,055.8 million (US$295.3 million) in 2017, 2018 and 2019, respectively. We recorded net loss of RMB14.0 million, RMB44.3 million and RMB13.4 million (US$1.9 million) in 2017, 2018 and 2019, respectively. Excluding the effect of share-based compensation expenses, we recorded adjusted net loss of RMB10.7 million, adjusted net income of RMB45.3 million and adjusted net income of RMB51.4 million (US$7.4 million) in 2017, 2018 and 2019, respectively. See “—Non-GAAP Financial Measure” for a reconciliation of our net loss to adjusted net income (loss).

General Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by general factors driving China’s on-demand consumer service market and workforce operational solution market, including (1) economic factors, such as China’s overall economic growth, the increase in per-capita disposable income and the level and growth in consumer spending in China, (2) technology factors, such as development of mobile technology and the rate of mobile internet penetration in China, and (3) labor factors, such as rising labor costs in China. Unfavorable changes in any of these general factors could materially and adversely affect our business and results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting the on-demand consumer service market and workforce operational solution market in China generally, our results of operations are also directly affected by certain company specific factors, including the following major factors:

Our ability to grow on-demand food delivery solutions

We currently generate substantially all of our revenues from our on-demand food delivery solutions, and our ability to grow these solutions is critical to our results of operations and financial condition. Factors affecting the growth of our on-demand food delivery solutions include the overall market demand for online ordering of prepared food, the competitiveness of our solutions in terms of service quality and pricing, our ability to maintain and increase our fee levels vis-à-vis industry customers, our strategic partnerships with blue-chip industry customers, our relationships with workers on our platform, and our ability to increase the share of wallet from industry customers in the current geographical markets where we operate as well as our ability to expand into new geographical markets. Adverse changes of these factors will affect our ability to grow on-demand food delivery solutions.

Our ability to expand our customer portfolio and industry coverage

Certain industry customers for our on-demand food delivery solutions have contributed a significant portion of our revenues in the past. The business performance of these industry customers will affect our results of operations and prospects. We continually seek to diversify our customer portfolio to reduce the concentration of our revenue stream through competitive solution offerings. In addition, we launched ride-hailing, housekeeping and shared-bike maintenance solutions in recent years, and we plan to continue to expand into new industries. Our platform and business model in the new industries we recently entered into have not been fully proven given our limited operating history. We may incur significant cost and experience a prolonged ramp-up period, and our ability to apply our accumulated industry knowledge and operational experience to these new industries is critical to our business growth and prospects.

Our ability to attract, retain and manage workers cost-effectively

Our operational cost is affected by the number of workers on our platform and the amount of service fees we paid to workers and third-party labor service companies. Our continued growth depends in part on our ability to cost-effectively attract, retain and manage workers on our platform, especially our ability to cultivate a flexible workforce and deploy the same workers across different industry settings by having them serve multiple roles offered on our platform to optimize our operational cost. We have focused on offering better earning opportunities and career prospects and enhancing the bonds among our workers. Our ability to attract, retain and manage workers cost-effectively can be affected by a number of factors, including the quality of our training, the work-life support and services we provide, the attractiveness of the earning opportunities and career prospects we offer, and other macroeconomic, social and political factors that may affect labor cost, supply or migration.

Our ability to compete and manage our growth effectively

As the market for workforce operational solution platforms within a single industry setting is highly fragmented, we must continue to compete effectively in order to solidify our market leading position and maintain long-term profitability. In each industry setting we serve, we compete with labor outsourcing companies and service suppliers that are independent from or affiliated with industry customers, as well as online workforce marketplaces. In addition, we have historically incurred significant costs in a lump sum to acquire the rights to render on-demand food delivery services in additional food delivery areas for certain industry customers and may continue to make more such acquisitions to expand the geographical coverage of our on-demand food delivery solutions. As we continue to grow our business and increase our market share, our ability to acquire more service stations at favorable pricing, control our costs and expenses, improve operational efficiency by achieving greater economies of scale, and compete effectively with competitors is crucial to our sustainable growth.

Continued investment in our technology infrastructure and talent

We continue to invest in our technology infrastructure, including Quhuo+, to accommodate the expanded scope and heightened complexity of our operations. An enhanced technology infrastructure based on Quhuo+ will allow us to continually optimize our operational efficiency, refine our solutions through improved data-driven analytics, facilitate our expansion into new geographical markets and industries. We also continue to invest in talent, particularly technicians, engineers and other tech-related talents, which will increase our research and development expenses. Our ability to maintain and improve the functionality of our technology infrastructure in line with our business scale will be a key driver for our sustainable growth.

Seasonality

We experience seasonality in our business, primarily attributable to the seasonality of our industry customers’ businesses. For example, we generally experience an increase in demand for our on-demand food delivery solutions during inclement weather conditions and holidays, and suffer a shortage of workforce during Chinese New Year holidays which may fall between late January and late February. Other seasonal trends may develop or these current seasonal trends may become more extreme, which would contribute to fluctuations in our results of operations.

Strategic investment and acquisitions

We have made, and intend to continue to make, strategic acquisitions to solidify our current market presence and expand into new industries. We intend to selectively pursue strategic alliances and investments to further strengthen our competitiveness. We will evaluate and execute alliance, investment and acquisition opportunities that complement and scale up our business, optimize our profitability, help us expand into adjacent industries and add new capabilities to our platform. Our strategic alliances, investments and acquisitions may affect our business growth.

COVID-19 outbreak

Since the outbreak of COVID-19 throughout China and other countries and regions, a series of precautionary and control measures have been implemented worldwide to contain the virus. The outbreak of COVID-19 has had certain negative impact on the overall economy of the regions where we deliver our solutions.

COVID-19 spread rapidly throughout China in the first quarter of 2020, which traditionally is also the off season of our business due to the Chinese New Year holidays. The average monthly number of delivery orders fulfilled through our on-demand food delivery solutions was approximately 16.9 million in the first quarter of 2020, representing a decrease by approximately 42% compared to approximately 29.2 million in the previous quarter, albeit an increase by approximately 22% compared to approximately 13.9 million in the first quarter of the previous year. In addition, the business volume of our ride-hailing solutions, shared-bike maintenance solutions and housekeeping solutions and other services was adversely affected by the COVID-19 outbreak to varying extent.

Amid the COVID-19 outbreak, we expanded our on-demand delivery solutions to tap into the grocery delivery market, as stay-at-home orders and social distancing caused an increase in the demand of local grocery delivery services. We entered into cooperation with new industry customers, such as Taoxianda and Fresh Hema, to mitigate the negative impact of COVID-19 on our on-demand food delivery business by unlocking underutilized workforce capacity.

We have not experienced material adverse impact to our liquidity and cash flows since the outbreak. We will pay close attention to the development of the outbreak of COVID-19 and continuously evaluate its impact on our business, results of operations and financial condition, which we believe will depend on the duration of the pandemic and the government’s responsive measures. See “Risk Factors—Risks Related to Our Business and Industry—Any health pandemics, including the recent global outbreak of COVID-19, and other natural disasters and calamities, could have a material adverse effect on our business operations.”

Key Components of Our Results of Operations

Revenues

We generate revenues from on-demand food delivery solutions, shared-bike maintenance solutions, ride-hailing solutions and housekeeping solutions. In 2017, 2018 and 2019, our total revenues were RMB654.8 million, RMB1,474.5 million and RMB2,055.8 million (US$295.3 million), respectively. The following table sets forth the breakdown of our total revenues, both in absolute amounts and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
On-demand food delivery solutions	654,802	100.0	1,444,616	98.0	2,027,351	291,210	98.6
Shared-bike maintenance solutions	—	—	27,823	1.9	21,244	3,052	1.0
Ride-hailing solutions	—	—	2,036	0.1	6,932	996	0.4
Housekeeping solutions and other services	—	—	—	—	262	38	0.0

Total revenues	654,802	100.0	1,474,475	100.0	2,055,789	295,296	100.0

On-demand food delivery solutions

In 2017, 2018 and 2019, our revenues generated from our on-demand food delivery solutions were RMB654.8 million, RMB1,444.6 million and RMB2,027.4 million (US$291.2 million), representing 100.0%, 98.0% and 98.6% of our total revenues in the same periods, respectively. We derive revenue from service fees paid by industry customers based on the number of fulfilled orders, generally subject to monthly dynamic KPI-based adjustments, such as the timely delivery rate and complaint rate. Different industry customers may use different formulas to calculate such adjustments, which may change from time to time in line with their specific requirement and assessment of our services.

Shared-bike maintenance solutions

We launched our shared-bike maintenance solutions in January 2018. Our revenues generated from shared-bike maintenance solutions were nil, RMB27.8 million and RMB21.2 million (US$3.1 million) in 2017, 2018 and 2019, respectively. We derive revenue from service fees paid by bike-sharing companies based on service hours and/or the number of shared-bikes we transported and identified as malfunctioned.

Ride-hailing solutions

We launched our ride-hailing solutions in October 2018. Our revenues generated from ride-hailing solutions were nil, RMB2.0 million and RMB6.9 million (US$996,000) in 2017, 2018 and 2019, respectively. We primarily derived revenue from rental fees under our car leasing agreements with drivers.

Housekeeping solutions and other services

We launched our housekeeping solutions in January 2019, and continuously tapped into new industries to provide diversified, flexible earning opportunities for workers on our platform. We generated revenues of RMB262,000 (US$38,000) from housekeeping solutions and other services in 2019. We primarily derived revenue from service fees paid by industry customers based on the number of fulfilled orders.

Cost of revenues

Our cost of revenues was RMB626.2 million, RMB1,357.8 million and RMB1,893.5 million (US$272.0 million) in 2017, 2018 and 2019, respectively. The following table sets forth the breakdown of our cost of revenues by our business lines, both in absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
On-demand food delivery solutions	626,193	95.6	1,325,907	89.9	1,866,276	268,074	90.8
Shared-bike maintenance solutions	—	—	27,894	1.9	17,851	2,564	0.9
Ride-hailing solutions	—	—	4,036	0.3	9,045	1,299	0.4
Housekeeping solutions and other services	—	—	—	—	341	49	0.0

Total cost of revenues	626,193	95.6	1,357,837	92.1	1,893,513	271,986	92.1

Cost of revenues related to our on-demand food delivery solutions was RMB626.2 million, RMB1,325.9 million and RMB1,866.3 million (US$268.1 million) in 2017, 2018 and 2019, respectively, representing substantially all of our total cost of revenues. Cost of revenues related to our on-demand delivery solutions primarily consist of service fees paid to our delivery riders. The following table sets forth the components of cost of revenues related to our on-demand food delivery solutions, both in absolute amount and as a percentage of our total revenues for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues for on-demand food delivery solutions:
Service fees paid to delivery riders	570,082	87.0	1,173,414	79.5	1,640,145	235,592	79.8
Service fees paid to team leaders	16,947	2.6	57,280	3.9	96,514	13,863	4.7
Hiring expenses for delivery riders(1)	10,304	1.6	26,079	1.8	42,190	6,060	2.1
Others(2)	28,860	4.4	69,134	4.7	87,427	12,559	4.3

Total	626,193	95.6	1,325,907	89.9	1,866,276	268,074	90.9

(1)	Represents service fees paid to third-party labor service companies and referral fees paid to existing delivery riders on our platform.
(2)

Represents rental fees and property management fees related to service stations, insurance and on-demand delivery supplies purchased for riders, amortization for intangible assets, and taxes and surcharges.

Cost of revenues related to our ride-hailing solutions primarily consist of rental fees we paid to lessors for certain rented vehicles and the depreciation expense and maintenance expense associated with the vehicles we owned. Cost of revenues related to our shared-bike maintenance solutions and housekeeping solutions and other services primarily consist of the service fees paid to workers engaged in these solutions.

Gross profit and gross profit margin

Our gross profit was RMB28.6 million, RMB116.6 million and RMB162.3 million (US$23.3 million) in 2017, 2018 and 2019, respectively, and our gross profit margin was 4.4%, 7.9% and 7.9% for the same periods, respectively. The following table sets forth the breakdown of our gross profit and gross profit margin by our business lines for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Gross profit:
On-demand food delivery solutions	28,609	4.4	118,709	8.2	161,075	23,136	7.9
Shared-bike maintenance solutions	—	—	(71)	(0.3)	3,393	488	16.0
Ride-hailing solutions	—	—	(2,000)	(98.2)	(2,113)	(303)	(30.4)
Housekeeping solutions and other services	—	—	—	—	(79)	(11)	(28.9)

Total gross profit	28,609	4.4	116,638	7.9	162,276	23,310	7.9

Operating expenses

Our operating expenses consist of general and administrative expenses, research and development expenses and (loss)/gains on disposal of intangible assets. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of our total revenues, for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
General and administrative expenses	(46,816)	(7.1)	(161,839)	(11.0)	(161,160)	(23,149)	(7.8)
Research and development expenses	(3,222)	(0.5)	(6,702)	(0.4)	(9,730)	(1,398)	(0.5)

Loss on disposal of intangible assets, net	—	—	—	—	(3,840)	(552)	(0.2)
Total operating expenses	(50,038)	(7.6)	(168,541)	(11.4)	(174,730)	(25,099)	(8.5)

General and administrative expenses

We recorded general and administrative expenses of RMB46.8 million, RMB161.8 million and RMB161.2 million (US$23.1 million) in 2017, 2018 and 2019, respectively. Our general and administrative expenses consist primarily of (1) share-based compensation expenses, (2) salaries and benefits for our operational staff, and (3) office expenses. We expect that our general and administrative expenses will continue to increase in absolute amount in the foreseeable future as we further grow our existing business and enter into new industries, and we will incur increased costs related to complying with our reporting obligations after we become a public company under U.S. securities laws. We also seek to optimize the cost structure of our company to control the relative level of general and administrative expenses as percentage of our revenues.

Research and development expenses

We recorded research and development expenses of RMB3.2 million, RMB6.7 million and RMB9.7 million (US$1.4 million) in 2017, 2018 and 2019, respectively. Our research and development expenses consist primarily of salaries and benefits for our research and development personnel. We believe that our continued investment in research and development is critical to our growth and expect that our research and development expenses will continue to increase in absolute amount as we seek to upgrade our technology infrastructure, including Quhuo+, to support our business growth.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

British Virgin Islands

Our wholly-owned subsidiary in the British Virgin Islands, Quhuo Investment Limited and all dividends, interest, rents, royalties, compensation and other amounts paid by Quhuo Investment Limited to personas who are not resident in the British Virgin Islands and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the British Virgin Islands are exempt from all provisions of the Income Tax Ordinance in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the British Virgin Islands with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by Quhuo Investment Limited and all instruments relating to transactions in respect of the shares, debt obligations or other securities of Quhuo Investment Limited and all instruments relating to other transactions relating to the business of Quhuo Investment Limited are exempt from payment of stamp duty in the British Virgin Islands. This assumes that Quhuo Investment Limited does not hold an interest in real estate in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to Quhuo Investment Limited or its members.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Quhuo Technology Investment (Hong Kong) Limited, is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No provision for Hong Kong profit tax has been levied as we did not have assessable income that was earned in or derived from our Hong Kong subsidiary during the period indicated. Hong Kong does not impose a withholding tax on dividends.

PRC

Our WFOE, VIE and VIE’s subsidiaries in China are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

In 2017, Huadian Tianze Enterprise Management Service Co., Ltd. was qualified for small and micro-sized enterprise, or SME, and eligible for a 50% reduction of taxable income and a reduced enterprise income tax rate of 20%. In 2018, Jilin Taisen Biotechnology Service Co., Ltd. and Huadian Tianze Enterprise Management Service Co., Ltd. were qualified for SME and eligible for such preferential tax treatments. In 2019, Jilin Taisen Biotechnology Service Co., Ltd. and Huadian Tianze Enterprise Management Service Co., Ltd. were qualified for SME. Jilin Taisen Biotechnology Service Co., Ltd. was in a loss status as of June 30, 2019 and Huadian Tianze Enterprise Management Service Co., Ltd. was eligible for a 75% reduction of taxable income and a reduced enterprise income tax rate of 20% in 2019.

Our revenues derived from the provision of on-demand food delivery services and shared-bike maintenance services are subject to value-added taxes, or VAT, of 6%, and our revenues derived from the rental fees under our ride-hailing services are subject to VAT of 16%, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (1) it must be a company; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that nonresident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends received from PRC subsidiaries if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, which could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADSs holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of our revenues, for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues	654,802	100.0	1,474,475	100.0	2,055,789	295,296	100.0
Cost of revenues	(626,193)	(95.6)	(1,357,837)	(92.1)	(1,893,513)	(271,986)	(92.1)

Gross profit	28,609	4.4	116,638	7.9	162,276	23,310	7.9

Operating expenses:
General and administrative expenses	(46,816)	(7.1)	(161,839)	(11.0)	(161,160)	(23,149)	(7.8)
Research and development expenses	(3,222)	(0.5)	(6,702)	(0.4)	(9,730)	(1,398)	(0.5)
Loss on disposal of intangible assets, net	—	—	—	—	(3,840)	(552)	(0.2)

Total operating expenses	(50,038)	(7.6)	(168,541)	(11.4)	(174,730)	(25,099)	(8.5)

Operating loss	(21,429)	(3.2)	(51,903)	(3.5)	(12,454)	(1,789)	(0.6)

Interest income	104	0.0	44	0.0	275	40	0.0
Interest expense	(1,364)	(0.2)	(3,913)	(0.3)	(6,093)	(875)	(0.3)
Other income, net (including other income from a related party of nil, RMB7,844 and nil in the year of 2017, 2018 and 2019, respectively)	10,377	1.6	16,274	1.1	27,730	3,983	1.3
Share of net (loss)/income from equity method investees	—	—	(1,449)	(0.1)	162	23	0.0
Foreign exchange (loss)/gain	(1,252)	(0.2)	631	0.1	(1,489)	(214)	(0.1)

(Loss)/income before income tax	(13,564)	(2.0)	(40,316)	(2.7)	8,131	1,168	0.3

Income tax expense	(405)	(0.1)	(3,979)	(0.3)	(21,580)	(3,100)	(1.0)

Net loss	(13,969)	(2.1)	(44,295)	(3.0)	(13,449)	(1,932)	(0.7)

Add: Net loss attributable to non-controlling interests	—	—	1,681	0.1	1,684	242	0.1

Net loss attributable to Quhuo Limited	(13,969)	(2.1)	(42,614)	(2.9)	(11,765)	(1,690)	(0.6)

Non-GAAP Financial Data(1)
Adjusted net (loss)/income	(10,670)	(1.6)	45,327	3.1	51,350	7,376	2.5

(1)	See “—Non-GAAP Financial Measure.”

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues increased by 39.4% from RMB1,474.5 million in 2018 to RMB2,055.8 million (US$295.3 million) in 2019, primarily due to the increase in revenues generated from our on-demand food delivery solutions as a result of our continued market penetration and expansion.

•

Revenues from on-demand food delivery solutions increased by 40.3% from RMB1,444.6 million in 2018 to RMB2,027.4 million (US$291.2 million) in 2019. The increase was primarily (1) driven by the increase in delivery orders fulfilled by delivery riders on our platform, as a result of the growing penetration in our existing geographical markets and the expansion into new geographical markets, as our geographical coverage increased from 551 delivery areas across 47 cities as of December 31, 2018 to 809 delivery areas across 62 cities as of December 31, 2019, and to a lesser extent, (2) driven by an increase in the average service fee per delivery order charged to certain industry customers.

•

Revenues from shared-bike maintenance solutions decreased by 23.6% from RMB27.8 million in 2018 to RMB21.2 million (US$3.1 million) in 2019, primarily due to the decrease in the geographical coverage of our solutions as we strategically withdrew our operations from a few cities where we underperformed.

•

Revenues from ride-hailing solutions increased significantly from RMB2.0 million in 2018 to RMB6.9 million (US$996,000) in 2019, primarily due to the increase in the number of vehicles we leased to ride-hailing drivers on our platform.

•

Revenues from housekeeping solutions and other services were nil and RMB262,000 (US$38,000) in 2018 and 2019, respectively. We launched our housekeeping solutions in January 2019 and continuously tapped into other industries to provide diversified, flexible earning opportunities for workers on our platform.

Cost of revenues

Our cost of revenues increased by 39.5% from RMB1,357.8 million in 2018 to RMB1,893.5 million (US$272.0 million) in 2019, primarily due to the increase in the cost related to our on-demand food delivery solutions as a result of our business growth.

•

Cost of revenues related to our on-demand food delivery solutions increased by 40.8% from RMB1,325.9 million in 2018 to RMB1,866.3 million (US$268.1 million) in 2019, primarily due to the increases in (1) service fees paid to our delivery riders and team leaders in line with the increase in the orders fulfilled by our delivery riders, (2) insurance expenses for delivery riders, (3) hiring expenses for delivery riders, including service fees paid to third-party labor service companies and referral fees paid to existing delivery riders on our platform, and (4) rental fees paid to lease the workspace for additional service stations to accommodate the increase in delivery rider headcount.

•

Cost of revenues related to our shared-bike maintenance solutions decreased by 36.0% from RMB27.9 million in 2018 to RMB17.9 million (US$2.6 million) in 2019, which was generally in line with the decline of the business volume of our shared-bike maintenance solutions, primarily due to the decrease in the geographical coverage of our solutions as we strategically withdrew our operations from a few cities where we underperformed.

•

Cost of revenues related to our ride-hailing solutions increased significantly from RMB4.0 million in 2018 to RMB9.0 million (US$1.3 million) in 2019, primarily due to the increase in the number of vehicles we rented from third parties.

•

Cost of revenues related to our housekeeping solutions and other services was nil and RMB341,000 (US$49,000) in 2018 and 2019, respectively, as we launched our housekeeping solutions in January 2019 and have continuously tapped into other industries since then.

Gross profit

As a result of the foregoing, our gross profit increased by 39.1% from RMB116.6 million in 2018 to RMB162.3 million (US$23.3 million) in 2019. Our gross profit margin remained stable at 7.9% in 2018 and 2019.

Operating expenses

General and administrative expenses

Our general and administrative expenses decreased by 0.4% from RMB161.8 million in 2018 to RMB161.2 million (US$23.1 million) in 2019, primarily due to the decrease in share-based compensation expenses from RMB89.6 million in 2018 to RMB64.8 million (US$9.3 million) in 2019, which was consistent with the vesting schedule of options granted under our share incentive plan. For detailed analysis on changes of our share-based compensation, see “—Critical Accounting Policies and Estimates—Share-based compensation.” Excluding the effect of share-based compensation, our general and administrative expenses would have increased by 33.4% from RMB72.2 million in 2018 to RMB96.4 million (US$13.8 million) in 2019, primarily due to the increases in (1) salaries and benefits for our operational staff, and (2) professional service fees, partially offset by the decrease in office expenses.

Research and development expenses

Our research and development expenses increased by 45.2% from RMB6.7 million in 2018 to RMB9.7 million (US$1.4 million) in 2019, primarily due to the increase in salaries and benefits for our research and development personnel.

Loss on disposal of intangible assets

We recorded loss on disposal of intangible assets of nil and RMB3.8 million (US$0.6 million) in 2018 and 2019, respectively, primarily due to transfer of customer relationships in certain delivery areas for our on-demand food deliver solutions to third parties.

Operating loss

As a result of the foregoing, we incurred operating loss of RMB51.9 million and RMB12.5 million (US$1.8 million) in 2018 and 2019, respectively.

Interest expense

Our interest expense increased by 55.7% from RMB3.9 million in 2018 to RMB6.1 million (US$0.9 million) in 2019, primarily associated with our short-term bank borrowings for restructuring purpose.

Other income, net

We recorded other income, net of RMB16.3 million and RMB27.7 million (US$4.0 million) in 2018 and 2019, respectively, primarily consisting of (1) governmental subsidies, (2) service fees paid by third parties to us for labor consulting services and IT services we provided, and (3) investment income from commercial bank deposits and disposal of our equity interest in an equity method investee company, and partially offset by other expenses, primarily consisting of finance charges.

Share of net (loss)/income from equity method investees

We recorded share of net loss from equity method investees of RMB1.4 million and share of net income from equity method investees of RMB0.2 million (US$23,000) in 2018 and 2019, respectively, primarily due to the net loss or income incurred by our equity method investees.

Foreign exchange (loss)/gain

We recorded a foreign exchange gain of RMB0.6 million and a foreign exchange loss of RMB1.5 million (US$0.2 million) in 2018 and 2019, respectively, primarily due to fluctuations in the exchange rates in the process of our restructuring.

Income tax expense

Our income tax expense increased significantly from RMB4.0 million in 2018 to RMB21.6 million (US$3.1 million) in 2019, primarily due to the increase in our taxable income generated from our on-demand food delivery solutions.

Net loss

As a result of the foregoing, we incurred net loss of RMB44.3 million and RMB13.4 million (US$1.9 million) in 2018 and 2019, respectively.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues increased significantly from RMB654.8 million in 2017 to RMB1,474.5 million in 2018, primarily due to a significant increase in revenues from our on-demand food delivery solutions as a result of our continued market penetration and expansion.

•

Revenues from on-demand food delivery solutions increased significantly from RMB654.8 million in 2017 to RMB1,444.6 million in 2018. The increase was primarily (1) driven by the increase in delivery orders fulfilled by delivery riders on our platform, as a result of the growing penetration in our existing geographical markets and the expansion into new geographical markets, as our geographical coverage increased from 481 delivery areas across 40 cities as of December 31, 2017 to 551 delivery areas across 47 cities as of December 31, 2018, and to a lesser extent, (2) driven by an increase in the average service fee per delivery order charged to certain industry customers.

•

Revenues from shared-bike maintenance solutions were nil and RMB27.8 million in 2017 and 2018, respectively. We launched our shared-bike maintenance solutions in January 2018 and currently expect that our shared-bike maintenance solutions will remain consistent with the market trends for the shared-bike industry.

•

Revenues from ride-hailing solutions were nil and RMB2.0 million in 2017 and 2018, respectively. We launched our ride-hailing solutions in October 2018 and currently expect business growth driven by the market conditions and our continued penetration in the ride-hailing market.

Cost of revenues

Our cost of revenues increased significantly from RMB626.2 million in 2017 to RMB1,357.8 million in 2018, primarily due to the increase in the cost related to our on-demand food delivery solutions as a result of our business growth.

•

Cost of revenues related to our on-demand food delivery solutions increased significantly from RMB626.2 million in 2017 to RMB1,325.9 million in 2018, primarily attributable to (1) the increase in service fees paid to our delivery riders and team leaders due to the increase in the orders fulfilled by our delivery riders, (2) the increase in the insurance and on-demand delivery supplies, (3) the increase in the hiring expenses for delivery riders, including service fees paid to third-party labor service companies and referral fees paid to existing delivery riders on our platform, and (4) the increase in the rental fees paid to lease the workspace for additional service stations to accommodate the increase in delivery rider headcount.

•	Cost of revenues related to our shared-bike maintenance solutions was nil and RMB27.9 million in 2017 and 2018, respectively, as we launched our shared-bike maintenance solutions in January 2018.

•	Cost of revenues related to our ride-hailing solutions was nil and RMB4.0 million in 2017 and 2018, respectively, as we launched our ride-hailing solutions in October 2018.

Gross profit

As a result of the foregoing, our gross profit increased significantly from RMB28.6 million in 2017 to RMB116.6 million in 2018. Our gross profit margin increased from 4.4% in 2017 to 7.9% in 2018, primarily due to the improved operational efficiency and economies of scale as a result of our business growth.

Operating expenses

General and administrative expenses

Our general and administrative expenses increased significantly from RMB46.8 million in 2017 to RMB161.8 million in 2018, primarily due to the significant increase in share-based compensation expenses from RMB3.3 million in 2017 to RMB89.6 million in 2018. For detailed analysis on changes of our share-based compensation, see “—Critical Accounting Policies and Estimates—Share-based compensation.” After deducting the effect of share-based compensation, our general and administrative expenses would have increased by 66.0% from RMB43.5 million in 2017 to RMB72.2 million in 2018, primarily due to (1) the increase in salaries and benefits for our operational staff, (2) the increase in travel expenses, and (3) the increase in office and rental expenses.

Research and development expenses

Our research and development expenses increased significantly from RMB3.2 million in 2017 to RMB6.7 million in 2018, primarily due to the increase in salaries and benefits for our research and development personnel, and rental expenses related to servers utilized by us.

Operating loss

As a result of the foregoing, we incurred operating loss of RMB21.4 million and RMB51.9 million in 2017 and 2018, respectively.

Interest expense

Our interest expense increased significantly from RMB1.4 million in 2017 to RMB3.9 million in 2018, primarily associated with our short-term bank borrowings for working capital purpose.

Other income, net

Our other income, net was RMB10.4 million and RMB16.3 million in 2017 and 2018, respectively, primarily consisting of (1) service fees paid by one of our affiliated entities to us for labor consulting services we provided, (2) governmental subsidies, and (3) investment income from commercial bank deposits, and partially offset by other expenses. Our other expense in 2018 was primarily due to the amount we paid to settle our dispute with an industry customer.

Share of net loss from equity method investees

Our share of net loss from equity method investees was nil and RMB1.4 million in 2017 and 2018, respectively, primarily due to the net loss incurred by our equity method investees.

Foreign exchange (loss)/gain

We recorded a foreign exchange loss of RMB1.3 million in 2017 and a foreign exchange gain of RMB0.6 million in 2018, primarily due to fluctuations in the exchange rates of our foreign currency deposits.

Income tax expense

Our income tax expense increased from RMB0.4 million in 2017 to RMB4.0 million in 2018, primarily due to the increase in our taxable income generated from our on-demand food delivery solutions.

Net loss

As a result of the foregoing, we incurred a net loss of RMB14.0 million and RMB44.3 million in 2017 and 2018, respectively.

Non-GAAP Financial Measure

We use adjusted net income (loss), which is a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income (loss) represents net income (loss) before share-based compensation expenses. We believe that adjusted net income (loss) helps identify underlying trends in our business that could otherwise be distorted by the effect of share-based compensation expenses. We believe that such non-GAAP financial measure also provides useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. It should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measures, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of the non-GAAP financial measure for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(13,969)	(44,295)	(13,449)	(1,932)
Add:
Share-based compensation expenses	3,299	89,622	64,799	9,308

Adjusted net (loss)/income	(10,670)	45,327	51,350	7,376

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019, we and our independent accountant identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.

We are in the process of implementing a number of measures to address these material weakness identified, including: (1) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (2) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (3) developing, communicating and implementing an accounting policy manual for its accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (4) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of the Company’s consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We will not “opt out” of such exemptions afforded to an emerging growth company.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgment, estimates and assumptions. We continually evaluate these judgment, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Consolidation of affiliated entities

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, we primarily conduct our business in the PRC through our VIE and subsidiaries of the VIE. The equity interests of our VIE are legally held by PRC shareholders. Despite the lack of technical majority ownership, we have effective control of our VIE through a series of contractual agreements and a parent-subsidiary relationship exists between us and our VIE. Through the contractual agreements, the shareholders of our VIE effectively assigned all of their voting rights underlying their equity interests in our VIE to us and therefore, we have the power to direct the activities of our VIE that most significantly impact its economic performance. We also have the ability and obligations to absorb substantially all the profits or losses of our VIE that potentially could be significant to our VIE. Based on the above, we consolidate our VIE in accordance with SEC Regulation SX-3A-02 and ASC 810, Consolidation. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider whether we are the primary beneficiary of our affiliated entities as facts and circumstances change. See “Risk Factors—Risks Related to Our Corporate Structure.”

Revenue recognition

We have early adopted the requirements of ASC 606, Revenue from Contracts with Customers, or ASC 606, as of January 1, 2017 using the full retrospective method. We apply the five-step model outlined in ASC 606. We account for a contract when we have approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The adoption of ASC 606 did not have a material impact on our accumulated deficit balance as of January 1, 2017.

On-demand food delivery solutions

We enter into delivery service agreements to provide industry customers with our on-demand food delivery solutions. Industry customers generally divide their intra-city food delivery network into a number of delivery areas. We are responsible for fulfilling all on-demand food delivery orders on a daily and an if-needed basis within specified delivery areas that are managed by us. We manage our delivery rider groups to make sure there are sufficient delivery riders to fulfill all the orders within the delivery areas and assure that the delivery service quality is in compliance with service standards.

We have determined that our obligation is to stand ready to fulfill all the delivery orders and considered the series of services as a single performance obligation. The customers receive the benefit of the services and we on the term of a month-to-month contract has the right to payment as the service are performed. We charge delivery service fees to industry customers based on the number of orders completed at a fixed rate per order, subject to adjustments based on the monthly performance of our services provided. Revenues are variable based on the volume of delivery orders and monthly performance results. The variable consideration becomes fixed at the end of the month when the uncertainty on monthly performance evaluation is resolved. We recognize revenues from on-demand food delivery solutions as we provide the services.

Bike-sharing maintenance solutions

We derive revenue from service fees paid by the bike-sharing company for daily maintenance services we provided. Our shared-bike maintenance solutions include maintaining of orderliness of bikes, redistribution and transportation of idled bikes based on end users’ usage patterns within a designated area, and identification and transportation of malfunctioning bikes.

We have determined that our obligation is to perform maintenance services on the term of a month-to-month contract and considered the series of services as a single performance obligation. The customer receives the benefit of the services and we have the right to payment as the service are performed. We charge maintenance service fees to the bike-sharing company based on the number of service hours and the number of shared-bikes transported. Revenues are variable based on volume of service performed and we recognize revenues as the services are rendered.

Pursuant to ASC 606-10-32-2A, we have elected to exclude from revenue sales taxes and other similar taxes that are both imposed on and are concurrent with revenue producing transactions. Therefore, revenues are recognized net of value added taxes.

Ride-hailing solutions

We generate revenue from ride-hailing solutions primarily from car rental fees paid by drivers on our platform according to our car leasing agreements with them. These arrangements are classified as operating leases as defined within ASC 840, Leases. We recognize revenues from such arrangements on a straight-line basis over the lease term.

To a lesser extent, we also generate revenues from provision of ride-hailing driver management services to certain ride-hailing platforms as an agent, and recognize such revenues on a net basis.

Redeemable convertible preferred shares

The redeemable convertible preferred shares, or preferred shares, have been classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date which is outside our sole control. The preferred shares were initially measured at fair value. The preferred shares are not currently redeemable, but it is probable that the preferred shares will become redeemable. There is no accretion to be recognized because the carrying amount of the preferred shares is greater than the redemption value.

The holders of preferred shares have the ability to convert the instrument into our ordinary shares. We have evaluated the embedded conversion option in the preferred shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features. The conversion option of the preferred shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. The contingent redemption options of the convertible preferred shares did not qualify for bifurcation accounting because the underlying ordinary shares were neither publicly traded nor readily convertible into cash. There were no other embedded derivatives that are required to be bifurcated.

Beneficial conversion features exist when the conversion price of the convertible preferred shares is lower than the fair value of the ordinary shares at the commitment date, which is the issuance date in our case. When a beneficial conversion feature, or BCF, exists as of the commitment date, its intrinsic value is bifurcated from the carrying value of the convertible preferred shares as a contribution to additional paid-in capital. On the commitment date, there is no beneficial conversion feature to be recognized because the most favorable conversion price used to measure the beneficial conversion feature of the preferred shares was higher than the fair value per ordinary share. We determined the fair value of our ordinary shares with the assistance of an independent third party valuation firm.

The contingent conversion price adjustment is accounted for as a contingent BCF. In accordance with ASC paragraph 470-20-35-1, changes to the conversion terms that would be triggered by future events not controlled by an issuer should be accounted as contingent conversions, and the intrinsic value of such conversion options would not be recognized until and unless a triggering event occurred. No contingent BCF has been recognized for the periods presented.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes, or ASC 740. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with ASC 740, we recognize in our consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

Share-based compensation

All of our share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. We early adopted ASU No. 2018-7, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting on January 1, 2017. Share-based awards to non-employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair value. We have elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions.

In determining the value of share options granted to employees and non-employees, we have used the binomial option pricing model, with assistance from an independent third-party valuation firm. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected volatility, the suboptimal exercise factor, the fair value per ordinary share, the expected dividend yield and the post-vesting forfeiture rate are required in order to determine the fair value of our options. The fair value of share options was estimated on the date of grant using the following key assumptions:

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2019
Risk-free interest rate	3.62% or nil	3.37% or nil	1.52%-3.62% or nil
Expected volatility	30.39% or nil	30.67% or nil	29.53%-32.67% or nil
Suboptimal exercise factor	2.2 or nil	2.2 or nil	2.2-2.5 or nil
Fair value per ordinary share	RMB16.47	RMB32.10	US$5.14
Expected dividend yield	0%	0%	0%
Post-vesting forfeiture rate	0%	0%	0%

A change in the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, we recognize incremental compensation cost in the period the modification occurs. For unvested awards, we recognize over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost we recognize is the cost of the original award.

Fair Value Estimate

We are required to estimate the fair value of the ordinary shares underlying our options when performing the fair value calculations with the binomial option model. Therefore, our board of directors has estimated the fair value of our ordinary shares at various dates, with input from management, considering the third-party valuations of ordinary shares at each grant date. The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, our board of directors considered various objective and subjective factors, along with input from management and the independent third-party valuation firm, to determine the fair value of our ordinary shares, including: external market conditions affecting the industry, trends within the industry, the prices at which we sold preferred shares, the superior rights and preference of the preferred shares or other senior securities relative to our ordinary shares at the time of each grant, the results of operations, financials position, our stage of development and business strategy, the lack of an active public market for our ordinary shares, the likelihood of achieving a liquidity event such as an initial public offering or liquidation of the Company, the likelihood of redemption of the preference shares, risk free rate obtained from interest rate market, and historical volatility of the ordinary shares which takes several comparable companies into account. In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business enterprise value, or BEV, and then allocated the BEV to each element of our capital structure (redeemable convertible preferred shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between redeemable convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between redeemable convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to redeemable convertible preferred shares and ordinary shares on an as-if converted basis.

In determining the fair value of the ordinary shares, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The determination of our fair value of the ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, and our operating history and prospects at the time of valuation.

We determined the fair value of our share awards granted to employees and non-employees as of the date of grant, taking into consideration the various objective and subjective factors described above. We computed the per share weighted-average estimated fair value for share awards based on the binomial option pricing model.

Once public trading market of the ADSs has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share awards.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operations and external financing.

As of December 31, 2018 and 2019, we had RMB17.3 million and RMB126.8 million (US$18.2 million) in cash, respectively. Our cash consists primarily of cash and demand deposits. We believe that our current cash and anticipated cash flow from operating and financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months without considering the proceeds from this offering.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and financing activities, including the net proceeds we will receive from this offering. We may, however, require additional cash resources due to changing business conditions or other future developments, including acquisitions or investments we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in)/generated from operating activities	(28,615)	19,807	17,624	2,533
Net cash (used in)/generated from investing activities	(65,102)	(94,281)	12,483	1,792
Net cash generated from financing activities	71,350	82,495	80,550	11,570
Effect of exchange rate changes on cash	(80)	179	(1,221)	(175)
Net (decrease)/increase in cash	(22,447)	8,200	109,436	15,720
Cash at the beginning of the period	31,590	9,143	17,343	2,491
Cash at the end of the period	9,143	17,343	126,779	18,211

Operating activities

Net cash generated from operating activities was RMB17.6 million (US$2.5 million) in 2019, primarily due to a net loss of RMB13.4 million (US$1.9 million), (1) adjusted for certain non-cash items, mainly including share-based compensation of RMB64.8 million (US$9.3 million), amortization of RMB10.6 million (US$1.5 million), deferred income taxes of RMB9.3 million (US$1.3 million), and loss on disposal of intangible assets, net of RMB3.8 million (US$0.6 million), (2) adjusted for changes in certain working capital items that positively impact the cash flow from operating activities, mainly including an increase of RMB78.8 million (US$11.3 million) in accounts payable, an increase of RMB15.1 million (US$2.2 million) in income tax payable, and an increase of RMB13.7 million (US$2.0 million) in other non-current liabilities, and (3) partially offset by changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase of RMB112.4 million (US$16.1 million) in accounts receivable, an increase of RMB51.8 million (US$7.4 million) in other non-current assets, and an increase of RMB11.3 million (US$1.6 million) in prepayments and other current assets.

Net cash generated from operating activities was RMB19.8 million in 2018, primarily due to a net loss of RMB44.3 million, (1) adjusted for certain non-cash items, mainly including share-based compensation of RMB89.6 million, amortization of RMB9.0 million, and deferred income taxes of RMB2.4 million, (2) adjusted for changes in certain working capital items that positively impact the cash flow from operating activities, mainly including a decrease of RMB23.7 million in prepayments and other current assets, and an increase of RMB4.5 million in accounts payable, and (3) partially offset by changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase of RMB28.2 million in other non-current assets, an increase of RMB25.9 million in amounts due from related parties, and an increase of RMB15.7 million in accounts receivable.

Net cash used in operating activities was RMB28.6 million in 2017, primarily due to a net loss of RMB14.0 million, (1) adjusted for certain non-cash items, mainly including impairment of intangible assets of RMB3.6 million, share-based compensation of RMB3.3 million, and amortization of RMB2.2 million, and (2) adjusted for changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase of RMB50.9 million in accounts receivable, an increase of RMB26.4 million in prepayments and other current assets, and an increase of RMB16.5 million in other non-current assets, and (3) partially offset by changes in certain working capital items that positively impact the cash flow from operating activities, mainly including an increase of RMB64.3 million in accounts payable.

Investing activities

Net cash generated from investing activities amounted to RMB12.5 million (US$1.8 million) in 2019, which was primarily attributable to (1) proceeds from sales of short-term investments of RMB2,715.0 million (US$390.0 million), (2) proceeds from disposal of intangible assets in customer relationships of RMB21.2 million (US$3.0 million), and (3) proceeds from disposals of long-term investments of RMB11.0 million (US$1.6 million), partially offset by (1) purchase of short-term investments of RMB2,691.6 million (US$386.6 million) in commercial bank deposits, (2) acquisition of intangible assets of RMB21.9 million (US$3.1 million), including customer relationships acquired from third parties to cover more delivery areas for our on-demand food delivery solutions and internally-used computer software, and (3) purchase of property and equipment of RMB17.8 million (US$2.6 million).

Net cash used in investing activities amounted to RMB94.3 million in 2018, which was primarily attributable to (1) purchase of short-term investments of RMB2,578.5 million in commercial bank deposits, (2) acquisition of intangible assets of RMB32.5 million, including customer relationships acquired from third parties to cover more delivery areas for our on-demand food delivery solutions and internally-used computer software, and (3) prepayment for long-term investments of RMB30.2 million, partially offset by proceeds from sales of short-term investments in commercial bank deposits of RMB2,554.8 million.

Net cash used in investing activities amounted to RMB65.1 million in 2017, which was primarily attributable to (1) purchase of short-term investments of RMB50.4 million in commercial bank deposits, (2) acquisition of intangible assets of RMB20.4 million, including customer relationships acquired from third parties to cover more delivery areas for our on-demand food delivery solutions and internally-used computer software, (3) prepayment for long-term investments of RMB9.0 million, and (4) acquisition of business, net of cash acquired of RMB8.5 million, partially offset by proceeds from sales of short-term investments in commercial bank deposits of RMB25.0 million.

Financing activities

Net cash generated from financing activities amounted to RMB80.6 million (US$11.6 million) in 2019, which was primarily attributable to (1) proceeds from short-term loans of RMB116.0 million (US$16.7 million), and (2) proceeds from long-term debt of RMB15.2 million (US$2.2 million), partially offset by (1) repayments of short-term debt of RMB45.8 million (US$6.6 million), and (2) repayments of long-term debt of RMB3.8 million (US$0.5 million).

Net cash generated from financing activities amounted to RMB82.5 million in 2018, which was primarily attributable to (1) proceeds from short-term loans of RMB85.8 million, and (2) capital contributions by shareholders of RMB28.7 million, partially offset by repayments of short-term loans of RMB36.9 million.

Net cash generated from financing activities amounted to RMB71.4 million in 2017, which was primarily attributable to (1) capital contributions by shareholders of RMB94.5 million, and (2) proceeds from short-term loans of RMB63.3 million, partially offset by repayments of short-term loans of RMB86.4 million.

Capital Expenditures

Our capital expenditures were RMB1.2 million, RMB3.9 million and RMB17.8 million (US$2.6 million) in 2017, 2018 and 2019, respectively. Our capital expenditures were primarily used for the purchase of property and equipment, such as vehicles in connection with our ride-hailing solutions and electronic equipment. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by period
	Total	Less than one year	one – three years
	(RMB in thousands)
Operating lease commitments(1)	22,138	19,288	2,850
Long-term debt(2)	19,921	7,979	11,942
Short-term loans(3)	136,000	136,000	—

(1)

Represents minimum payments under non-cancelable operating leases related to vehicles in connection with our ride-hailing solutions, office premises and on-demand food delivery service stations that expire at various dates. Our operating lease commitments have no renewal options, rent escalation clauses and restrictions or contingent rents.

(2)

On August 24, 2018, we entered into an agreement with a third party, pursuant to which we borrowed RMB9.4 million to purchase 100 vehicles for a total consideration of RMB11.8 million for our ride-hailing solution business. Under the terms of the agreement, we shall repay the debt in fixed monthly installments over 36 months. The implied interest rate was 14.86%. We obtained the ownership of the vehicles at inception of the arrangement and registered the vehicles as the collateral for the borrowing. In addition, in July 2019, we entered into an agreement with a third party, pursuant to which we borrowed RMB15.2 million. We are required to repay the borrowings in fixed monthly installments over 36 months. The implied interest rate ranged from 8.45% to 8.98%.

(3)

We have entered into several banking facilities, pursuant to which we borrowed short-term loans with interest rates ranging from 4.0% to 6.0%. All short-term loans were intended for general working capital purposes.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Holding Company Structure

Quhuo Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our VIE and its subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and fees paid by our VIE. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Under PRC law, each of our PRC subsidiaries, our VIE and its subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds as well as staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosure about Market Risk

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$                 million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the assumed initial offering price of US$             per ADS. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB             to US$1.00 to a rate of RMB             to US$1.00, will result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB             to US$1.00 to a rate of RMB             to US$1.00, will result in a decrease of RMB             million in our net proceeds from this offering.

Interest rate risk

Our exposure to interest rate risk primarily relates to our short-term loan. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our consolidated financial statements included elsewhere in this prospectus.

MARKET OPPORTUNITIES

The information presented in this section has been derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, regarding our industry and our market position in China. We refer to this report as the F&S report. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Emergence of Workforce Operational Solution Platforms

Rapid growth of China’s on-demand consumer service market

The on-demand consumer service market comprises companies that fulfill consumer demand via the immediate delivery of goods and services primarily through technology platforms in a number of industry settings, including food delivery, ground transportation, housekeeping, bike-sharing, caretaking and other services. China’s on-demand consumer service market has flourished and gradually become an integral part of consumers’ daily lives, primarily driven by society-wide embracement of the on-demand economy. According to the F&S report, China’s on-demand consumer service market, in terms of gross transaction value, increased from RMB1,296.4 billion in 2015 to RMB4,641.4 billion in 2019 at a CAGR of 37.6%, and is expected to reach RMB9,482.2 billion by 2024 at a CAGR of 15.4% from 2019 to 2024. The following factors have driven the rapid growth of China’s on-demand consumer service market:

Rapid urbanization. China’s rapid urbanization and continued expansion of populated cities have accelerated the growth of the consumer service industry, as residents in urban areas generally have higher demand for a wide range of consumer services. According to the F&S report, the urbanization rate in China increased from 56.1% in 2015 to 60.6% in 2019, and is expected to reach 64.8% by 2024. By the end of 2018, China had 164 cities with a population of over one million, as compared to only 10 cities of such size in the U.S. The population density in urban cities in China was 2,526 people per square kilometer in 2018, over approximately 7.5 times that of the United States and approximately 2.4 times that of Japan.

Consumption upgrade. China continues to shift its economic growth model from investment-driven to consumption- and service-driven. The ongoing urbanization in China has created a mass consumer base with increasing disposable income and strong consumption desires. According to the F&S report, China’s per capita disposable income is expected to grow at a CAGR of 8.0% from 2019 to 2024, outpacing the nominal GDP growth rate of 7.7% over the same period. The rise in Chinese consumers’ income levels has led to significant changes in consumer behavior towards discretionary expenditures and a proliferation of consumer services promoting quality of life through convenience and efficiency.

Democratization of mobile internet. According to the F&S report, China’s mobile internet population is expected to increase from 864.0 million in 2019 to 1,157.0 million in 2024 at a CAGR of 6.0%. The democratization of mobile internet and advanced mobile payment infrastructure accelerated the growth of the on-demand consumer service market.

Challenges in China’s on-demand consumer service market

The proliferation of on-demand consumer service companies, such as on-demand food delivery and ride-hailing platforms, has created enormous demand for flexible, stable and trained workers to deliver standardized, high-quality services vis-à-vis their end consumers. However, China’s labor market currently faces multiple challenges. China’s working-age population declined over the last five years, and is expected to continue to decrease from 890.0 million in 2019 to 862.3 million in 2024, primarily due to population aging and declining birth rates. A mismatch between the availability of unemployed but poorly-trained workers and the demand for well-trained workers has exacerbated the unbalanced supply and demand for qualified workers in China. This, together with other macroeconomic factors such as inflation, have resulted in a rise in labor costs. On-demand consumer service companies lack the resources or capability to deliver goods, services or experiences offline all by themselves, which generally requires a sufficient number of trained workers with industry-specific know-how.

Against this backdrop, on-demand consumer service companies began to collaborate with third-party companies and engage independent contractors or part-time workers to deliver services to their end consumers under the flexible workforce model. According to the F&S report, the market size of the flexible workforce model in terms of revenue grew rapidly from RMB1,265.5 billion in 2015 to RMB4,388.0 billion in 2019 at a CAGR of 36.5%, and is expected to reach RMB9,587.3 billion by 2024 at a CAGR of 16.9% from 2019 to 2024. The penetration rate of China’s flexible workforce model was approximately 13.3% in 2019, compared to that of 43.6% in Japan and 33.9% in the United States, and is expected to increase to approximately 22.2% in 2024.

Emerging workforce operational solution platforms

Workforce operational solution platforms have emerged in China, and their solutions have become critical to the business performance of on-demand consumer service companies to maintain their service quality and consumer satisfaction. Compared with traditional human resource service companies that are primarily focused on recruitment and administrative services, workforce operational solution companies provide end-to-end solutions to fully address the operational demands of on-demand consumer service companies. Among other things, workforce operational solution platforms help on-demand consumer service companies mobilize a large team of untrained workers and offer systematic professional training to transform them into trained workers capable of delivering standardized services. The following table illustrates the major differences between workforce operational solution platforms and traditional human resource service companies:

Source: F&S report

Furthermore, compared with in-house operations or crowdsourcing, workforce operational solutions can significantly improve the operational efficiency and/or reduce operational costs for on-demand consumer service companies in the offline delivery of goods, services and experiences. However, the market for workforce operational solutions within a single industry is highly fragmented, consisting of a large number of small-scale, single-industry service suppliers with limited operational experience or geographical coverage. These market players generally lack a set standard in terms of service quality and worker qualifications or the capability of maintaining standardized, high-quality services on par with industry customers’ operational requirements. They may also lack advanced proprietary technology infrastructure and data analytics capability, and as a result, may fail to appropriately distribute delivery riders among different delivery areas with uneven order volumes, which could lead to inconsistent service capacity and poor service quality. Market players compete on operational scale and technology infrastructure that support their solution offerings in standardized quality across different geographical markets and industries. Those who are able to set the market standard in terms of service quality, proprietary technologies and operating leverage are more likely to capture the consolidation opportunities in the highly fragmented market.

Overview of China’s Workforce Operational Solution Platform Market

Market overview

Workforce operational solution platforms provide industry-tailored solutions that facilitate the business operations of on-demand consumer service companies by delivering goods, services and experiences to their end consumers. China’s workforce operational solution platform market has achieved significant growth over the past few years. The market size increased from RMB106.3 billion in 2015 to RMB240.8 billion in 2019 at a CAGR of 22.7%, and is expected to reach RMB680.6 billion by 2024 at a CAGR of 23.1% from 2019 to 2024, according to the F&S report.

Market Size of China’s Workforce Operational Solution Platform Market (2015-2024E)

Source: F&S report

China’s on-demand food delivery market and the corresponding workforce operational solution platform market

On-demand food delivery services allow consumers to order food online and receive delivery offline with ease. According to the F&S report, the gross merchandise volume of China’s on-demand food delivery market increased from RMB60.0 billion in 2015 to RMB641.2 billion in 2019 at a CAGR of 80.8%, and is expected to reach RMB1,897.5 billion by 2024 at a CAGR of 24.2% from 2019 to 2024. The penetration rate of on-demand food delivery services is expected to increase from 35.7% in 2019 to 46.4% in 2024.

On-demand food delivery platforms provide delivery services to their restaurant partners in two ways, namely the premium delivery model and the crowdsourcing model. Under the premium delivery model, on-demand food platforms engage and manage well-trained delivery riders primarily through workforce operational solution platforms to ensure high-quality delivery services. By comparison, under the crowdsourcing model, qualified but not necessarily trained individuals bid delivery orders on the on-demand food delivery platforms at their discretion. The primary purpose of the crowdsourcing model is to fulfill orders with relatively low unit costs and supplement premium delivery services during peak hours. The following table illustrates the major differences between the premium delivery model and the crowdsourcing model:

Source: F&S report

Driven by the incentive to improve their returns and strengthen their brands through high-quality delivery services, on-demand food delivery platforms have gradually adopted the premium delivery model since 2015. According to the F&S report, the gross merchandise volume of premium delivery market is expected to increase from RMB286.5 billion in 2019 to RMB1,160.1 billion in 2024 at a CAGR of 32.3%. Moreover, since 2018, some major on-demand food delivery platforms have also terminated their in-house delivery operations and engaged only third parties to fulfill premium deliveries. The corresponding workforce operational solution platform market for the on-demand food delivery industry, in terms of revenue, increased from RMB3.2 billion in 2015 to RMB49.1 billion in 2019 at a CAGR of 97.9%, and is expected to reach RMB178.1 billion by 2024 at a CAGR of 29.4% from 2019 to 2024.

Market Size of China’s Workforce Operational Solution Platform Market in the On-demand Food Delivery Industry

(2015-2024E)

Source: F&S report

Major on-demand food delivery platforms have embraced the full outsourcing of workforce operational solution platforms to fulfill premium deliveries primarily for the following reasons:

Reduced operational cost. Workforce operational solution platforms can achieve a 50% cost saving on average compared to in-house delivery services.

Improved competitive advantage. The on-demand food delivery industry is highly complex and requires market players to conduct training for delivery riders on requisite motorcycle riding skills and techniques, communication, compliance matters, and emergency procedure, and respond to emergency situations and protect delivery riders and themselves from potential liabilities. Through strategic partnerships with workforce operational solution platforms, market players can improve their competitive advantage by being extricated from such economic and operational burdens and allocating more resources on their core business operations.

The corresponding workforce operational solution platform market for the on-demand food delivery industry is highly fragmented. In 2018 and 2019, Quhuo ranked No.1 in terms of both revenue and the number of delivery orders, according to the F&S report.

China’s ride-hailing market and the corresponding workforce operational solution platform market

Ride-hailing companies connect passengers and local drivers operating private vehicles or leased vehicles. The gross merchandise volume of China’s ride-hailing market increased from RMB45.1 billion in 2015 to RMB290.6 billion in 2019 at a CAGR of 59.3%, and is expected to reach RMB470.7 billion by 2024 at a CAGR of 10.1% from 2019 to 2024, according to the F&S report.

Ride-hailing companies engage more than 60% of drivers through workforce operational solution platforms, primarily for the following reasons:

Reduced operational cost. Workforce operational solution platforms can achieve a 60% cost saving on average compared to in-house operations.

Adequate supply of qualified vehicles and drivers. According to the F&S report, in 2019, less than 6% of ride-hailing drivers and less than 4% registered ride-hailing vehicles in China were in strict compliance to have obtained relevant permits and operation licenses despite the heightened regulations. Against the backdrop, ride-hailing companies prefer to partner with workforce operational solution platforms that have assembled a fleet of qualified vehicles and established a network of qualified drivers in local markets.

More efficient screening and onboarding process. Workforce operational solution platforms are well-versed in handling relevant procedures, such as registrations of vehicles and drivers, license applications and automobile financing so that they are able to complete screening and onboarding processes more efficiently.

Auto-related and driver-centric service offerings. With auto-related and driver-centric services, such as filing for insurance claims, roadside assistance and vehicle repair and maintenance, workforce operational solution platforms are well-positioned to retain existing drivers and attract new drivers for ride-hailing companies.

The corresponding workforce operational solution platform market for the ride-hailing service industry, in terms of revenue, increased from RMB100.9 billion in 2015 to RMB157.3 billion in 2019 at a CAGR of 11.7%, and is expected to reach RMB295.7 billion by 2024 at a CAGR of 13.5% from 2019 to 2024.

Market Size of China’s Workforce Operational Solution Platform Market in the Ride-hailing Industry

(2015-2024E)

Source: F&S report

There has been fierce competition among workforce operational solution platforms that serve the ride-hailing industry. Certain market players are affiliated with automakers or ride-hailing companies so they have access to funds and resources to sustain and expand their operations. Ride-hailing companies nonetheless frequently engage third-party workforce operational solution platforms, such as Quhuo, to access a sufficient number of well-trained drivers.

China’s housing rental service market and the corresponding workforce operational solution platform market

Housing rental service providers in China, including long-term housing rental platforms and online accommodation and sharing platforms, play an important role in pairing long-term and short-term housing supply and demand. Long-term housing rental platforms operate under a purchase-and-operate or lease-and-operate model, specializing in transforming housing units, offering ready-to-move-in housing services and facilitating a variety of housing-related, value-added services. Accommodation sharing and booking platforms operate and manage an online marketplace for residential hosts to accommodate guests with lodging services. There are two types of online accommodation and sharing platforms: business-to-consumer (B2C) platforms and consumer-to-consumer platforms (C2C). Unlike C2C platforms which serve as pure-play marketplaces, B2C platforms engage in management and operation of the property entrusted to them. According to the F&S report, the gross merchandise volume of China’s housing rental service market increased from RMB674.5 billion in 2015 to RMB1,326.3 billion in 2019 at a CARG of 18.4%, and is expected to reach RMB1,726.6 billion by 2024 at a CAGR of 5.4% from 2019 to 2024.

In China’s housing rental service market, long-term housing rental platforms and B2C online accommodation and sharing platforms generally have demand for standardized, efficient and responsive residence services, such as housekeeping services, in order to improve customer experience, which in turn requires a large number of flexible, skilled workers to deliver such services.

Housing rental service providers mainly partner with workforce operational solution platforms to deliver housekeeping services, primarily for the following reasons:

Reduced operational cost. Workforce operational solution platforms can achieve up to a 15% and a 30% cost saving on average for housing rental service providers compared to in-house operations and crowdsourcing, respectively.

Comprehensive training and management. Workforce operational solution platforms are able to provide proper training to housekeepers to enhance their capabilities to maintain high-standard productivity and service quality. Moreover, workforce operational solution platforms also provide proper guidance to housekeepers to assist their daily operational activities.

Sufficient workforce supply and relatively low turnover rate. Housing rental service providers need to engage an adequate number of housekeepers to meet their increasing demands along with their expansion, especially during peak seasons. Workforce operational solution platforms, with operations across various industries, are able to maintain a team of housekeepers by encouraging male workers in their network to bring in their female relatives. Moreover, workforce operational solution platforms can maintain a relatively low turnover rate among housekeepers on their platforms by virtue of comprehensive training, management and other support and services.

According to the F&S report, the corresponding workforce operational solution platform market, in terms of revenue, increased from RMB1.6 billion in 2015 to RMB5.1 billion in 2019 at a CAGR of 33.6%, and is expected to reach RMB15.3 billion by 2024, representing a CAGR of 24.6% from 2019 to 2024.

China’s bike-sharing market and the corresponding workforce operational solution platform market

Bike-sharing services allow consumers to utilize publicly parked bikes to meet their short-distance transportation needs. The gross merchandise volume of China’s bike-sharing market experienced significant growth from 2015 to 2019 at a CAGR of 137.5%, which created a buoyant demand for shared-bike maintenance services. These services comprise distribution and transportation of shared-bikes, including identification and replacement of malfunctioning bikes, and repair and maintenance of shared-bikes. The bike-sharing market is expected to grow at a more sustainable CAGR of 12.1% from 2019 to 2024. The corresponding workforce operational solution platform market for the bike-sharing industry, in terms of revenue, is expected to reach RMB7,207.5 million by 2024 at a CAGR of 6.7% from 2019 to 2024.

Bike-sharing platforms have great demands for a massive, flexible and standardized workforce to fulfill shared-bike maintenance services, especially considering the labor-intensive nature of the market and a pattern of fluctuation of such demands. Most bike-sharing platforms have outsourced entirely the distribution and transportation of shared-bikes to third-party workforce operational solution platforms, and will increasingly engage third-party workforce operational solution platforms for repair and maintenance of bikes, in light of higher operational efficiency and lower working capital pressure. According to the F&S report, workforce operational solution platforms can achieve up to a 15% cost saving on average compared to in-house operations.

BUSINESS

Our Mission

Our mission is to enable on-demand consumer service companies to do better business and individuals on our platform to create better lives.

Overview

We were the largest workforce operational solution platform in China as measured by the number of average monthly active workers in 2019, according to the F&S report. We provide tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, including food delivery, ride-hailing, housekeeping and bike-sharing. In 2019, we ranked No.1 in the on-demand food delivery solution market in terms of both the number of delivery orders and revenue, with a market share exceeding that of the next top four market players combined in terms of both the number of delivery orders and revenue, according to the F&S report. Within the on-demand consumer service ecosystem, we play a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.

Our story began in 2012 when a trio of ex-DHL entrepreneurs founded our company to partner with the rapidly growing on-demand food delivery businesses in China and provide a platform of large, flexible and standardized workforce focused on the last-mile delivery of prepared food. In the years that followed, the on-demand consumer service industry has flourished with the increasing society-wide consumer embracement of the on-demand economy, driven by rapid urbanization, consumption upgrade and democratization of mobile internet. According to the F&S report, China’s on-demand consumer service market, in terms of gross transaction value, increased from RMB1,296.4 billion in 2015 to RMB4,641.4 billion in 2019 at a CAGR of 37.6%, and is expected to reach RMB9,482.2 billion by 2024 at a CAGR of 15.4% from 2019 to 2024. The proliferation of on-demand consumer service industry has created a new and expansive demand for flexible, stable and trained workforce to deliver standardized, high-quality services to consumers. However, China’s labor market is experiencing significant challenges, including a continuous decline in skilled working-age labor force and persistently increasing labor costs. The on-demand consumer service companies also generally lack in-house resources or capability to deliver standardized and high-quality services to end consumers. This mismatch among demand, supply and capability creates an enormous and sustainable business opportunity for us. As a clear leader in the workforce operational solution market, we believe we are well positioned to capture the enormous opportunity in this highly fragmented market with a number of small-scale, single-industry players incapable of delivering standardized solutions.

To the on-demand consumer service companies that we serve, our solutions have become critical to their business strategy, operational focus and financial performance. We have established deep-rooted, long-standing partnerships with blue-chip industry customers in an increasing number of on-demand consumer service industries in China. Our platform helps industry customers mobilize a large team of workers and utilize a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. In the on-demand food delivery market alone, we were able to achieve an average of approximately 40% cost saving for industry customers in terms of operational cost per order in 2018, according to the F&S report. Leveraging our technology capabilities, we conduct data-driven operational analysis to assist our industry customers in improving their service quality and consumer satisfaction. For example, we have been able to work with our largest industry customer and limit our delivery time for prepared food generally within 30 minutes. As of December 31, 2019, we partnered with industry customers mostly comprising top market players in their respective industries, such as Meituan, Ele.me and KFC in the on-demand food delivery industry, Mobike in the bike-sharing industry, Didi in the ride-hailing industry and Anxin Home in the housing rental industry. Our geographic footprint reached 73 cities across 26 provinces, municipalities and autonomous regions in China as of December 31, 2019.

To the workers on our platform, we believe we have become a “go-to” one-stop platform that provides them with diversified, flexible earning opportunities. Workers are also attracted to our platform for career advancement prospects and various work-life support and services. We empower workers with minimal work experience to begin their career and progress with us and promoted over 330 workers on our platform to team leaders and other management roles in 2019. In the three months ended December 31, 2019, we had approximately 40,800 average monthly active workers on our platform. We believe that the size of our workforce allows us to further cement our relationship with industry customers and become their partner of choice when they enter new geographical markets or new on-demand consumer service industries. Workers on our platform are also encouraged to bring in their friends, relatives and acquaintances to continually and organically expand our workforce network. Over 74% of those who joined our platform in 2019 were referred by existing workers. We believe that the bonds among workers on our platform can be forged by such social relations, minimizing worker turnovers and making our platform more stable.

Our ability to quickly scale up our business and effectively manage our workers rests on Quhuo+, a proprietary technology infrastructure that centralizes our operational management and streamlines our solution process. For workers in a management position, such as team leaders for our on-demand food delivery solutions, Quhuo+ allows them to pinpoint workers on our platform to monitor their workload and performance, and dynamically manage staffing and maintain solution quality. With Quhuo+, team leaders are able to transcribe industry-specific KPIs obtained from industry customers into executable guidance for workers on our platform, and benchmark workforce performance across all workers and teams based on data-driven analytics to refine our solutions and optimize our operational efficiency. For rank-and-file workers, Quhuo+ allows them to review their workload, access on-the-job training and review their performance. As a result, we are able to cultivate a specialized yet flexible workforce and deploy the same workers across different industry settings based on their work schedules by, for example, allowing delivery riders on our platform to take part in our shared-bike maintenance solutions during their off-peak hours, which serves to optimize our operational cost and also diversify their earning opportunities. We have developed Quhuo+ into a scalable modular system with customizable parameters and settings to smoothly manage and transfer massive workers across different regions and industries we serve, which forms the bedrock of our highly scalable and replicable business model. As a result, we are able to scale our operations and replicate our success into greenfield regions or industries quickly and cost-effectively with minimal incremental costs on infrastructure. For example, we became No.1 in the shared-bike maintenance solution market in terms of revenue in 2018, according to the F&S report, within a span of 12 months.

We have grown rapidly in recent years to achieve greater economies of scale, which, coupled with our technology capabilities, increases our industry customers’ dependency on our platform. As our platform continues to grow, we are attracting customers from more industries as well as a greater number of workers. This powerful network effect has created strong entry barriers and underpins our long-term growth. Our revenues were RMB654.8 million, RMB1,474.5 million and RMB2,055.8 million (US$295.3 million) in 2017, 2018 and 2019, respectively. We recorded net loss of RMB14.0 million, RMB44.3 million and RMB13.4 million (US$1.9 million) in 2017, 2018 and 2019, respectively. Excluding the effect of share-based compensation expenses, we recorded adjusted net loss of RMB10.7 million, adjusted net income of RMB45.3 million and adjusted net income of RMB51.4 million (US$7.4 million) in 2017, 2018 and 2019, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure” for a reconciliation of our net loss to adjusted net income (loss).

We operate in a vibrant ecosystem consisting of workforce operational solution platforms, including us, on-demand consumer service companies and end consumers. The following diagram is a simplified presentation of our role in this ecosystem:

Our Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

Leading tech-enabled workforce operational solution platform capturing market opportunity

We were the largest workforce operational solution platform in China as measured by the number of average monthly active workers in 2019, according to the F&S report. We provide tech-enabled, end-to-end operational solutions to on-demand consumer service companies. We ranked No.1 in the on-demand food delivery solution market in terms of both the number of delivery orders and revenue in 2019, with a market share exceeding that of the next top four market players combined in terms of both the number of delivery orders and revenue, according to the F&S report. We enjoy a significant early mover advantage as a pioneer in the market. We launched our on-demand food delivery solutions in 2013 and have continued to innovate and diversify our solution offerings to capitalize on the enormous market opportunity and unleash additional earning opportunities for workers on our platform. As of December 31, 2019, we served blue-chip customers from different industry settings with over 143,000 registered workers on our platform and a nationwide footprint of 73 cities across 26 provinces, municipalities and autonomous regions in China, covering both metropolises such as Beijing, Shanghai, Guangzhou and Shenzhen and a number of lower-tier cities with growth potential.

End-to-end operational solutions driving customer satisfaction and business growth

We provide industry customers with standardized, high-quality solutions to address their specific operational demands. We help industry customers mobilize a large team of untrained workers and utilize a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized service procedures. Leveraging Quhuo+, our proprietary technology infrastructure, we conduct data-driven operational analysis to assist industry customers in improving their service quality and consumer satisfaction. For example, through our on-demand food delivery solutions, we were able to generally limit our average delivery time within 30 minutes and achieve an average on-time delivery rate of over 98% for our largest industry customer in 2019.

Our solutions alleviate industry customers from the burden associated with discovering, training, managing and maintaining a sufficient number of skilled workers, allowing them to improve the efficiency of the final touchpoint of the delivery of goods, services and experiences. For example, in the on-demand food delivery market alone, we were able to achieve an average of approximately 40% cost saving for industry customers in terms of operational cost per order in 2018, according to the F&S report. Through their partnerships with us, industry customers are freed to focus on their core business activities and achieve their business objectives cost-effectively.

Our solutions have allowed us to achieve rapid business growth and solidify our market leadership. The total number of cities within our network increased from 31 as of January 1, 2017 to 73 as of December 31, 2019. The average monthly number of delivery orders fulfilled through our on-demand food delivery solutions increased from approximately 7.9 million in the three months ended December 31, 2017 to approximately 15.6 million in the three months ended December 31, 2018, and further to approximately 29.2 million in the three months ended December 31, 2019.

Proprietary technology infrastructure boosting operational efficiency and expansion

We take pride in Quhuo+, a proprietary technology infrastructure that centralizes our operational management and streamlines our solution process. For workers in a management position, such as team leaders for our on-demand food delivery solutions, Quhuo+ allows them to pinpoint workers on our platform to monitor their workload and performance and dynamically manage staffing and maintain solution quality. With Quhuo+, team leaders are able to transcribe industry-specific KPIs obtained from industry customers into executable guidance for workers on our platform, and benchmark workforce performance across all workers and teams based on data-driven analytics to refine our solutions and optimize our operational efficiency. For rank-and-file workers, Quhuo+ allows them to review their workload, access on-the-job training and review their performance. As a result, we are able to cultivate a specialized yet flexible workforce and deploy the same workers across different industry settings based on their work schedules by, for example, allowing delivery riders on our platform to take part in our shared-bike maintenance solutions during their off-peak hours, which serves to optimize our operational cost and also diversify their earning opportunities. We have developed Quhuo+ into a scalable modular system with customizable parameters and settings to smoothly manage and transfer massive workers across different regions and industries we serve, which has become the bedrock of our highly replicable and scalable business model. As a result, we are able to scale our operations and replicate our success into greenfield regions or industries quickly and cost-effectively with minimal incremental costs on infrastructure. For example, we became No.1 in the shared-bike maintenance solution market in terms of revenue generated from the redistribution and transportation of idle bikes in 2018, according to the F&S report, within a span of 12 months.

Deep-rooted, long-standing partnerships with blue-chip industry customers

We have established deep-rooted, long-standing partnerships with many blue-chip industry customers in a variety of on-demand consumer service businesses. We believe we have forged a symbiotic relationship with our industry customers to the extent that our solutions have become a vital, indispensable part of their service value chain. For example, in the on-demand food delivery market, we are among the earliest third-party service suppliers of Meituan and Ele.me. The industry customers that collectively contributed more than 90% of our revenue in 2019 have been with us for more than four years. As of December 31, 2019, we served 12 industry customers mostly comprising top market players in their respective industries.

We have received numerous awards and recognition from industry customers. For example, we received an Outstanding Contribution Award from Meituan and a Best Performance of the Year Award from KFC in 2018. We were recognized as the Best Partner by Ele.me for the first quarter of 2019.

Compelling value proposition to workers solidifying our platform

We believe we have become a “go-to” one-stop platform that provides workers with diversified earning opportunities. Our platform also appeals to workers through career advancement prospects and various work-life support and services, including assistance with legal and tax compliance, financial support, insurance, labor disputes and accident handling. We focus on transforming individuals into trained workers capable of delivering standardized services in different industry settings through a combination of onboarding training, practical in-the-field coaching, and ongoing daily reviews, covering topics including service techniques and manners and complaint handling. We also focus on cultivating a community that encourages every worker to pursue a better life with us by offering them the opportunity of advancing from a novice worker to the management position, such as a team leader, in recognition of their diligence, dedication and personal growth. Many workers joined us also for the flexibility we provide in terms of work types, working hours, geographic locations and career options. Serving various on-demand consumer service businesses, we offer diversified work opportunities for workers with differentiated skillsets to maximize our repository of workers. The number of our average monthly active workers increased from over 15,400 in the three months ended December 31, 2017 to over 23,300 in the three months ended December 31, 2018, and further to over 40,800 in the three months ended December 31, 2019.

We encourage workers on our platform to bring in their relatives, friends and acquaintances with diversified work opportunities we offer. We believe that the social bonds among workers can make our network more stable and sustainable. Our strong word-of-mouth reputation also speaks to our attractiveness to workers. In 2019, over 74% of those who joined our platform were referred by existing workers.

Powerful network effect creating strong competitive edge

Our platform provides compelling value propositions to both industry customers and workers, creating a powerful network effect. As our platform becomes more attractive to workers, we are able to deploy a massive number of workers through a nationwide network and standardize our solution quality across geographical markets for industry customers that also operate on a nationwide basis. Over time, we believe our solutions have become a vital, indispensable part of the service value chain of industry customers who, as a result, have become increasingly dependent on us to achieve their business objectives vis-à-vis end consumers. As we continue to solidify our partnerships with industry giants and grow our customer base, we expect to attract more workers by offering better earning opportunities and career prospects, which in return will enhance our capacity to partner with more industry customers. As our platform grows larger, we will achieve greater economies of scale and establish a common, scalable infrastructure to expand into different geographical markets and industries with minimal incremental operating cost. We believe that the powerful network effect represents a formidable competitive advantage in scaling our operations across different geographical markets and industries.

Visionary and seasoned management team with proven track record

We were founded by a trio of ex-DHL entrepreneurs, who have been working closely together for over 10 years. We benefit from the leadership of a management team with prominent strategic visions, in-depth industry expertise, extensive managerial and operational experience, and proven execution capability. As market forerunners, the key members of our management have an average of 17 years of relevant industry experience. Mr. Leslie Yu, our founder and chief executive officer, is a successful, renowned entrepreneur and a former senior business manager at DHL. Mr. Shuyi Yang, our co-founder and vice president, has previously served various senior positions at DHL, eNet and iSoftStone. Mr. Zhen Ba, our co-founder and vice president, has previously served various senior positions at DHL and LF Logistics. Other key members of our management have previously served in leading private and public companies across logistics, e-commerce and information technology sectors. We believe that, under the leadership of our management team, we are able to follow the market trend and execute our business strategies.

Our Strategies

We intend to further grow our business by pursuing the following strategies:

Strengthen our market leading position

We will continue to strengthen our market leading position. We endeavor to set the market standard in terms of solution quality and worker qualifications and stay abreast of the evolving industry trend and customer demand. We also seek to further solidify our partnerships with key industry customers by optimizing our solutions. We intend to establish or maintain our partnerships with top market players in each industry we serve and attract long-tail customers. We will also attract more workers to expand our service capacity to serve more prospective customers.

Increase market penetration and expansion

We intend to leverage our established workforce resources and infrastructure in existing industries and geographical markets to scale up our operation quickly and cost-effectively, with minimal incremental cost on infrastructure. We seek to deepen our penetration in existing industries, such as the ride-hailing and the housekeeping markets, and also seek to explore and exploit additional industries, such as the grocery delivery, the vehicle maintenance service, the last-mile express delivery, the commercial cleaning and the caregiving markets, to unlock new earning opportunities for workers and diversify our customer portfolio. As part of our expansion, we plan to deploy the same workers across industry settings to allow them to participate in different solutions we offer based on their work schedules. In addition, we intend to solidify our presence in existing geographical markets and expand into lower-tier cities following the footsteps of our industry customers into new growth markets.

Invest in technology and enhance data insights

We will continue to invest in our technology. We seek to enhance the functionality and configuration of Quhuo+ to improve our operational and managerial efficiency, and develop new features and functions and improve the user experience to create more values for workers. We also seek to improve the scalability of Quhuo+ to allow seamless interface configuration between different solution scenarios and geographies. Additionally, we intend to make the mobile app version of Quhuo+ accessible to any workers interested in flexible, gainful work opportunities, and ultimately develop Quhuo+ into a widely-adopted operational management platform across multiple sectors by all businesses.

Enhance worker loyalty to our platform

We will continue to invest in additional value-added services to workers on our platform. For example, we intend to provide workers with suitable wealth management products and financial advisory services in collaboration with third-party financial service providers. We also seek to offer more flexible, diversified earning opportunities to workers on our platform as we continue to tap into new consumer service industries. We believe that these value-added services and increasing opportunities for workers will enhance their loyalty to our platform and drive word-of-mouth referrals.

Pursue strategic alliances, investments and acquisitions

We intend to selectively pursue strategic alliances, investments and acquisitions to further strengthen our competitiveness. We will evaluate and execute alliance, investment and acquisition opportunities that complement and scale up our business, optimize our profitability, help us expand into adjacent industries and add new capabilities to our platform.

Our Value Propositions to Industry Customers and Workers

We enable the delivery of standardized goods, services and experiences cost-effectively:

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Industry-tailored solutions. We launched our on-demand food delivery solutions in 2013 and have continued to expand our solution offerings to other industry settings, including ride-hailing, housekeeping and bike-sharing. We have crafted our solutions to address the specific operational requirements from customers in different industries, leveraging Quhuo+ which is developed based on our accumulated industry knowledge and operational experience and applicable across different geographical markets and industries.

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Standardized solution quality. We transcribe comprehensive, dynamic KPIs imposed by industry customers into executable guidance to workers on our platform. We formulate a set of industry-specific, standardized operational procedures, covering, among other topics, service delivery techniques, conversation manners and complaint handling. We impart this knowledge through on-the-job training and detailed action plans to guide worker performance, which allows us to maintain standardized solution quality on par with the requirements from industry customers across different geographical markets and industries.

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Improved operational efficiency. Our solutions lift the burden associated with searching for, contracting with, training, managing and paying a sufficient number of individual workers under the traditional labor employment model for industry customers to fulfill services to their consumers. Our solutions enable industry customers to commit their limited operational and managerial resources to their core business activities and achieve their business objectives cost-effectively. As we have standardized our solution quality among an expansive repository of workers across geographical markets and industries, our solutions also effectively aid industry customers in executing their expansion strategies.

We empower workers on our platform and enable them to create better lives:

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Diversified earning opportunities. Our platform lessens workers’ job-hunting burden and unleashes attractive earning potential serving our industry customers. We empower workers with minimal work experience to begin their career and progress with us. We help workers with working gear and provide them with training and other resources to help them elevate productivity and earning levels. As we continually expand into new industries, we offer more diversified types of positions to existing workers, so that they could further exploit their earning potential by serving multiple roles across different industries. We also enable them to bring in their friends, relatives and acquaintances with differentiated skillsets and aspirations who are on the lookout for earning opportunities.

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Supportive worker community. We value the workers on our platform and care for their well-being. We provide comprehensive support and services to a novice worker in discharging his or her daily work routines and to a team leader in managing work assignment and tracking performance. We also assist workers in obtaining insurance, on-the-job and safety training, emergency assistance and applicable permits and licenses application. We continually innovate our support and service to workers, and recently launched payday loan services in collaboration with third parties to ease their short-term liquidity problems. As a result, we have created a supportive community for workers, which drives worker loyalty and word-of-mouth referrals.

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Career advancement opportunities. We cultivate a work environment that encourages every worker to take on more responsibilities, providing the support and the opportunity for them to not only make a living but also pursue a long-term career with us. As a novice worker accumulates work experience and develops management skills, we offer such worker the advancement opportunity to become a team leader and more.

•	Work-life flexibility. Many workers left the traditional employment model and joined us for more flexibility in terms of work types, working hours, geographic locations and career options. For example, workers may select to work for a day shift or a night shift and change their working schedules easily by reporting to the team leader. As we continually diversify working opportunities on our platform, workers can rotate to take part in different solutions we offer to find the most suitable jobs based on their skillsets, objectives and personalities.

The value propositions we offer to industry customers and workers have created a powerful network effect. As we continue to solidify our partnerships with industry giants and grow our customer base, we expect to attract more workers by offering better earning opportunities and career prospects, which in return will enhance our capacity to partner with more industry customers. As we grow larger, we will achieve greater economies of scale and establish a common, scalable infrastructure to expand into different geographical markets and industries with minimal incremental operating cost. We believe that the powerful network effect represents a formidable competitive advantage in scaling our operations across different geographical markets and industries. The following diagram illustrates our services and support to industry customers and workers on our platform:

Our Solutions

We have established a solid market presence in the on-demand food delivery industry and continued to expand into other industries by leveraging our accumulated industry knowledge and operational experience. We currently provide four industry-tailored operational solutions, including on-demand food delivery solutions, ride-hailing solutions, housekeeping solutions and shared-bike maintenance solutions.

On-demand food delivery solutions

We launched our on-demand food delivery solutions in February 2013. We operate exclusively under the premium delivery model which is characterized by, among others, higher service quality, service reliability and delivery speed compared to the crowdsourcing model. According to the F&S report, driven by the incentive to improve their returns and strengthen their brands through high-quality delivery services, major on-demand food delivery platforms have gradually adopted the premium delivery model since 2015 and have fully partnered with third-party workforce operational solution platforms, such as us, to fulfill premium deliveries in lieu of in-house delivery operations. With our on-demand food delivery solutions, industry customers are able to scale up their delivery coverage quickly and complete additional deliveries at low incremental costs.

Our industry customers typically divide their intra-city food delivery network into a number of delivery areas. We and our industry customers generally enter into a standard form delivery service agreement, pursuant to which we are assigned certain number of delivery areas within a city. We deploy delivery riders on our platform to serve each industry customer. On the one hand, each delivery rider on our platform, after being assigned to a certain industry customer, obtains access to that customer’s mobile app and dispatch portal to receive and complete delivery orders. We, on the other, offer onboarding logistics support and training, and manage delivery riders on our platform through Quhuo+. With our support, each team leader on our platform sets up a service station for one or more delivery areas, and supervises all delivery riders in that service station under a unified management standard. Our team leaders also manage customer relationships within their assigned delivery areas. Under the supervision of the team leader, all delivery riders dispatched from a specific service station will be responsible solely for the delivery orders initiated within and destined for that delivery area. We may adjust the dispatch of workers among different delivery areas to accommodate the peak demand and seasonality swings for different industry customers.

A delivery service agreement typically is one year in term and is renewable by mutual consent. The agreement grants us a non-exclusive right to provide on-demand food delivery services within designated delivery areas and contains certain restrictive covenants. See “Risk Factors—Risks Related to Our Business and Industry—We may be held liable for breach of contract under our agreements with industry customers.” If we breach the terms of the delivery service agreement and fail to rectify the breach within a prescribed time frame, industry customers may unilaterally adjust the scope of our business cooperation, deduct outstanding fees payable to us, and/or terminate the agreement. We are also obligated to indemnify industry customers for personal injury and property loss or damage sustained by any third party caused by us or from the rendering of our delivery services. We sometimes are required to place a deposit with an industry customer, from which the customer is entitled to deduct liquidated damages or economic losses sustained. We derive revenue from service fees paid by industry customers based on the number of fulfilled orders, subject to KPI-based adjustments.

A typical delivery service agreement also sets forth detailed service standards and KPIs to measure the efficiency and effectiveness of our delivery services and the workplace safety in our daily operations, such as the timely delivery rate, complaint rate and accident rate. To ensure the quality of our solutions and cultivate a safety-conscious work environment, we require all delivery riders on our platform to abide by our delivery service standards. We have formulated a set of criteria in relation to service techniques and manners and safety consciousness that generally follow the KPIs required by our industry customers in an understandable manner for workers. We provide delivery riders with systematic training programs consisting of onboarding training, practical in-the-field training, and daily review and face-to-face meetings. The training covers topics ranging from delivery techniques, conversation manners, driving skills and techniques, complaint handling to health and safety matters. We continually evaluate their performance based on our service criteria, give them timely feedback based on the analysis of their track record, and guide their rectification. In addition, we have implemented various measures to enhance the safety of delivery riders on our platform, including assistance in obtaining insurance and handling emergency situations.

The following flowchart illustrates the typical transaction process of our on-demand food delivery solutions:

As of December 31, 2019, we delivered our on-demand food delivery solutions in 62 cities in China. In the three months ended December 31, 2017, 2018 and 2019, our average monthly delivery riders were over 15,400, 22,700 and 39,900, respectively, and the average monthly delivery orders fulfilled by those delivery riders were approximately 7.9 million, 15.6 million and 29.2 million, respectively. Despite the large volume of orders we handle, we generally limited our average delivery time within 30 minutes and achieved an average on-time delivery rate of over 98% for our largest industry customer in 2019.

Ride-hailing solutions

We launched our ride-hailing solutions in October 2018. Under the current regulatory regime in China, ride-hailing drivers are required to obtain licenses both for themselves and for the vehicles they steer. According to the F&S report, less than 6% ride-hailing drivers and less than 4% registered ride-hailing vehicles in the market were in strict compliance with relevant regulations in 2019. Ride-hailing companies and drivers may be subject to fines and bans for violation of the relevant regulations. We attract ride-hailing companies with our access to a fleet of qualified ride-hailing drivers that are in short supply. We attract qualified candidates to our platform with our car leasing arrangements, under which we sublease vehicles with the requisite license to drivers and charge them monthly rental fees. As a result, we relieve their financial burden in obtaining a vehicle when they enter the ride-hailing market. We also provide them with strong driver-centric support and services, such as filing for insurance claims, roadside assistance and vehicle repair and maintenance. In addition to inviting qualified ride-hailing drivers to join us, we also motivate workers with driving skills on our platform to obtain the required permit so that they could become qualified ride-hailing drivers and take part in our ride-hailing solutions. As of December 31, 2019, we had over 670 full-time ride-hailing drivers on our platform and had access to a pool of over 5,100 other workers on our platform that meet the requisite minimum years of driving experience to become qualified ride-hailing drivers. We believe that it is more cost-effective to convert existing eligible workers on our platform into drivers than to attract new drivers through referrals or marketing campaigns and that our access to a large pool of eligible workers represents incremental growth potential.

Drivers use mobile apps from the ride-hailing companies to acquire and complete ride orders. We receive the performance data from ride-hailing companies and analyze these data to help drivers refine their services and increase their ratings and income level.

We primarily derive revenue from rental fees under our car leasing agreements with drivers. We may also charge ride-hailing companies services fees based on our consulting services to them.

As of December 31, 2019, we delivered our ride-hailing solutions to a major ride-hailing company in eight cities. Drivers on our platform fulfilled approximately 2,659,000 rides in 2019.

Housekeeping solutions and other services

We launched our housekeeping solutions in January 2019. We encourage workers on our platform with referral bonuses to bring in their relatives, friends and acquaintances to join our platform for our housekeeping solutions, which we believe helps us grow our workforce organically and enhance the stability and sustainability of our worker community. See “—Workers on Our Platform.”

We tailor our housekeeping solutions primarily for housing rental service providers, including accommodation sharing and booking platforms and long-term rental apartments, which typically require standardized, high-quality housekeeping services to be provided on an efficient and responsive basis. Our industry customer issues detailed operational guidelines to ensure the consistency of solution quality, and we relay such requirements to housekeepers on our platform and formulate detailed action plans and trainings for them. Upon completion of each service order, the housekeepers must photograph or videotape the cleaned property and submit the evidence to the industry customer through a specified communication channel. Our industry customer also conducts inspection of the cleaned property from time to time to ensure solution quality.

We derive revenue from service fees paid by our industry customer based on the number of fulfilled orders, subject to KPI-based adjustments. As of December 31, 2019, we delivered housekeeping solutions to two long-term housing rental service providers in three cities.

In addition, we continuously tap into new industries to provide diversified, flexible earning opportunities for workers on our platform. As of the date of this prospectus, we provide additional services including grocery delivery, vehicle maintenance and commercial cleaning services. We derive revenue from service fees paid by industry customers based on the number of fulfilled orders.

Shared-bike maintenance solutions

We launched our shared-bike maintenance solutions in January 2018 to address the imminent demand for maintenance and distribution services from bike-sharing companies. A common issue plaguing the bike-sharing businesses is the disproportionate geographical distribution of bikes as the demand for bikes can be unpredictable, asymmetric and fluctuating among different neighborhoods throughout the day. As a result, bike-sharing companies must deploy fleets of vehicles to redistribute the bikes to guarantee a desirable number of bikes at different locations. It is also critical for bike-sharing companies to identify, repair and replace malfunctioning bikes not only to improve user experience but also to prevent safety hazards and other incidents that may result from malfunctioning bikes. Our shared-bike maintenance solutions presently include maintaining of orderliness of bikes, redistribution and transportation of idle bikes based on usage patterns within a designated area, and identification and transportation of malfunctioning bikes.

As the demand for our shared-bike maintenance solutions is more flexible compared to that of our on-demand food delivery solutions, we encourage delivery riders on our platform to take part in our shared-bike maintenance solutions during their off-peak hours. As of December 31, 2019, approximately 25% of the workers engaged in the shared-bike maintenance solutions were on a part-time basis from working as delivery riders on our platform. We believe we can further unlock underutilized workforce capacity as we continue to innovate our solutions and expand into new industries.

We derive revenue from service fees paid by bike-sharing companies based on service hours and/or the number of shared-bikes we transported and identified as malfunctioned. As of December 31, 2019, we delivered shared-bike maintenance solutions to a major bike-sharing company in six cities.

Our Geographic Footprint

We are able to operate across multiple industries within a single city in a highly efficient manner as we consolidate the management of each business line based on Quhuo+ and our offline business support team. As of December 31, 2019, our geographic footprint reached 73 cities across 26 provinces, municipalities and autonomous regions in China, among which we provided solutions for multiple industries in eight cities. The following map illustrates our nationwide geographic footprint as of December 31, 2019.

We generally focus on each city’s primary business districts and then gradually expand to adjacent areas to optimize our operational efficiency and cost management. We have already covered most provincial capitals and other major cities in China. We have also expanded into lower-tier cities, following the footsteps of our industry customers. We consider both external and internal factors in determining whether to launch our solution offerings in a new city. For example, we take into account the size of the local workforce market, the level of average wage, the on-the-ground pricing of industry customers, and the prospective synergies between the expansion and our existing presence.

Workers on Our Platform

We establish business outsourcing relationships with workers on our platform, pursuant to which we pay service fees to workers engaged in our solutions, including those in a management position such as team leaders for our on-demand food delivery solutions, as independent contractors through third-party labor service companies on a monthly basis. The service fees comprise base pay calculated based on the number of fulfilled orders and adjustments calculated based on other criteria that follow the KPIs required by our industry customers.

The number of our average monthly active workers increased from over 15,400 in the three months ended December 31, 2017 to over 23,300 in the three months ended December 31, 2018, and further to over 40,800 in the three months ended December 31, 2019. We believe we have become a “go-to” one-stop platform that provides workers with stable earning opportunities across different industry settings, career advancement prospects, and a supportive community with inclusive work-life support and services. As many workers joined us as fresh high school or college graduates with minimal work experience, we enable them to begin their career and progress on our platform. Moreover, many workers quit their old jobs under the traditional employment model, such as factory workers, and joined us for higher earning potential and more flexibility in terms of working hours and career options.

We manage workers on our platform primarily through Quhuo+. We provide comprehensive support to a novice worker in discharging his or her daily work routines and to a team leader in managing work assignment and tracking performance. We help workers with working gear and provide them with training and other resources to help them smoothly get started and elevate their productivity and earning levels. We also assist them in emergency assistance and applicable permits and license application. We cultivate a work environment that encourages every worker to take on more responsibilities, providing the support and the opportunity for them to not only make a living but also pursue a long-term career with us. As a novice worker accumulates the work experience and develops management skills, we offer the advancement opportunity to become a team leader and more. We also provide performance-based incentives to award excellence and motivate internal competition. As we continue to innovate our support to workers, we recently launched payday loan services in collaboration with a third-party credit information company, an asset management company and a lending company, through which we connect workers with loan providers to help ease their short-term liquidity problems. As of the date of this prospectus, we have not generated any material revenues from our payday loan services.

We attract workers to join us through multiple online and offline channels. We encourage the workers on our platform to bring in their friends, relatives and acquaintances to expand our worker network. Over 74% of those who joined our platform in 2019 were referred by existing workers. We believe that the bonds among workers on our platform can be forged by such social relations, making our platform more stable and sustainable. We also make it possible for those who have temporarily left our platform to return to our platform. As their past job performance and other work information can be tracked down and retrieved, we are able to streamline the process for returnees.

Quhuo+

We have developed Quhuo+ to centralize our operational management and streamline our solution process by eliminating middle-layer information gathering and reporting, which we believe is a key differentiator from many competitors that utilize a traditional model featuring multiple layers of management. We utilize Quhuo+ to monitor the workload and performance of workers on our platform and analyze their performance data, which allows us to dynamically manage staffing and continually benchmark workforce performance across all workers and teams to maintain solution quality. In particular, by leveraging our data analytics capability, we are able to instruct each service station to deploy an appropriate number of delivery riders with the strongest track record of performance to serve a certain delivery area in need. We continue to refine our solutions and optimize our service quality and operational efficiency, through data-driven analytics based on worker management, solution performance and customer feedback.

With Quhuo+, we have assigned an internal team of operational managers to track and benchmark the performance data generated from our service stations for our on-demand food delivery solutions and assist our team leaders in formulating performance improvement plans for the service stations they are in charge of. Our operational managers communicate with team leaders periodically to review the operating data on Quhuo+ and discuss measures to address any issues identified. They are also in charge of maintaining relationships with industry customers, helping team leaders design and implement service fee plans of their respective service stations, applying for large expenses on behalf of their designated service stations, and assisting each service station in optimizing efficiency and reducing cost, logistics management, annual inspection of business registration, corporate culture development, and tax and financing matters. We believe our operational managers are able to help team leaders become more adaptive to the management role and develop and improve their effective managerial skills by applying the data and functions on Quhuo+. As of December 31, 2019, we had a team of over 200 operational managers, all employed by us. The following screenshots illustrate the various aspects and metrics of our internal management interface based on Quhuo+:

Quhuo+ allows us to cultivate a specialized yet flexible workforce and deploy the same workers across different industry settings based on their work schedules by, for example, allowing delivery riders on our platform to take part in our shared-bike maintenance solutions during their off-peak hours, which serves to optimize our operational cost and also diversify their earning opportunities. We have developed Quhuo+ into a scalable modular system with customizable parameters and settings to smoothly manage and transfer a large team of workers across different regions and industries we serve and continually support the expanded scope and heightened complexity of our operations. As a result, we are able to scale our operations and replicate our success into greenfield regions or industries quickly and cost-effectively with minimal incremental costs on infrastructure. As illustrated by the following screenshot, the team leader who operates in multiple industries can review the operating income and the staffing of multiple operational solutions in one management account:

For workers in a management position, in particular team leaders for our on-demand food delivery solutions, Quhuo+ assists them with tactical planning and allows them to smoothly manage the daily operations of their designated service stations with a cluster of data-driven management modules:

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Performance review. Among other things, Quhuo+ presents a team leader visualized graphs of a number of KPIs that help him review the operational performance of the corresponding service station. The team leader can examine the detailed breakdown of monthly income and expenditure of a specific service station, as well as the ranking of that service station to guide his management planning, such as cost and staffing adjustment.

•	Workforce management. The team leader can add in, modify and review workers’ personal information, as well as to terminate the business relationship with a certain worker.

•	Procurement management. The team leader can inspect the distribution and stock of working gear of any given period and submit the request for supplies procurement.

•	Expense management. The team leader can monitor a variety of operating expenses to guide budget making, including utilities, lease expenses, insurance expenses and other allowance expenses.

•	Service fee management. Under the guidance of our management team, team leaders can create and test service fee plans of the service stations under their management.

The following screenshots illustrate the interface of the portal designed for workers in a management position:

For rank-and-file workers, we utilize Quhuo+ to achieve centralized data management. Once a worker signs up with our platform, Quhuo+ guides him or her through the following procedures:

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Account setup. Each worker is assigned a user identification number for account setup. Workers can rotate through our various industry-tailored operational solutions without registering multiple accounts, as their information is seamlessly accessible and transferrable in Quhuo+.

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Filing for individually-owned business registration. We require workers on our platform to register themselves as individually-owned businesses so that they may enjoy tax benefits. We facilitate the online filing of registrations for all workers.

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Obtaining applicable qualification certificates and insurance coverage. We instruct workers to obtain and upload to Quhuo+ any applicable qualification certificates, such as a health certificate for each delivery rider and housekeeper, and a driver’s permit for each ride-hailing driver. We also purchase various insurances for workers on our platform to protect them from possible damages to person or property during the course of providing services.

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Training. To ensure we are delivering exceptional service levels and upholding high quality standards for our industry customers, we have developed ongoing training programs for workers in various forms that cater to the demands of each specific industry customer. Our training materials are accessible through the mobile app anytime and anywhere and are complemented by practical in-the-field training and ongoing daily reviews, covering topics from service manners and techniques, conversation manners, emergencies handling to complaint handling.

After the onboarding process, workers can use the mobile app to check the status of their agreements with us, review their performance, apply for working gear, and refer their relatives, friends and acquaintances to join our platform. They also have the access to the payday loan services we recently launched in collaboration with third parties to ease their short-term liquidity problems. The following screenshots illustrate the interface of the mobile portal designed for regular workers:

Selected Customer Stories

The following stories illustrate how our industry customers have benefited from our solutions.

Customer X

Customer X is a major nationwide on-demand food delivery platform in China. We have partnered with Customer X since shortly after we launched our on-demand food delivery solutions and followed its footsteps to expand into greenfield markets in China in recent years. As of December 31, 2019, our food delivery solutions covered 34 cities for Customer X. Along the way, Customer X has reported that compared to other service suppliers, we generally have higher order fulfillment rate, less delivery time, and lower accident rate and dispute rate.

“We always demand a level of speed and sophistication in our nationwide expansion. Our partnership with Quhuo helps us set up shops faster in a new city by mobilizing a large team of trained workers rapidly and cost-effectively.”—Mr. X, Customer X’s District Manager of Logistics

Customer Y

Customer Y is a fast-food restaurant chain that has been developing its on-demand food delivery services. We have partnered with Customer Y since early 2018 and gained an increase of the share of wallet from Customer Y through our solutions. According to Customer Y’s accounts, among its delivery partners, we have ranked at the top in terms of KPI fulfillment and at the bottom in terms of consumer complaints. In particular, Customer Y appreciates our ability to accommodate the temporary surges in demand for our food delivery solutions during inclement weather conditions and holidays without compromising our solution quality.

“As we continue to open local restaurants with delivery options, we must ensure that we have the capacity to fulfill the delivery services to maintain consumer satisfaction. However, it takes time and resources to deal with worker recruitment, contracts, training, payment and other logistic matters. We believe we should focus on our core restaurant operations and other critical strategic initiatives and let Quhuo take care of the delivery and all there is with it.”—Ms. Y, Customer Y’s District Manager of Operational Excellence

Selected Worker Stories

We hold near and dear to our heart the personal development of the workers on our platform. We believe that we succeed when they succeed. We provide the workers career advancement opportunities and endeavor to diversify their earning options with our presence in multiple, expanding industries. The following stories illustrate the career development and earning options available to workers on our platform.

Story A—from Rider to Driver

Three years ago, Mr. A, a new migrant to a big city, signed up with our platform as a delivery rider. He quickly adapted to the new job with our support. We provided him with onboarding training and a transition period during which time he could learn the ropes at his work without compromising his ratings. We also paired him with an experienced delivery rider as his mentor for practical and emotional support. Recently, Mr. A contemplated becoming a ride-hailing driver, as he obtained a driver’s license a few years ago. He was hoping that this career change would further improve his life. We leased him a vehicle under our car leasing arrangements for ride-hailing solutions. Mr. A is now looking forward to his new job.

Story B—from Rider to Leader

Mr. B, initially a delivery rider on our platform, decided to apply for a team leader position two years ago. He was anxious about this transition as he had no systematic managerial skills. We are here to help. With Quhuo+, Mr. B was able to track the performance results of the riders under his supervision and visualize a number of KPIs that helped him make the right managerial decision at the right time, such as when to dispatch more delivery riders and when to procure more working gear such as takeaway incubators. It turned out to be easier than he thought. Mr. B has since gained a new perspective on life from the responsibilities he now shoulders. He recently decided to apply for a regional manager position. With more responsibilities and financial rewards, Mr. B is happy and full of vim and vigor.

Story C—from Rider to Ranger

Mr. C, a fresh high school graduate, started his first job with us as a delivery rider. He was dispatched to a busy delivery area, which follows a clear pattern of peak and off-peak hours in terms of delivery demands. For example, he gets nonstop delivery orders throughout lunch hours on weekdays but far fewer orders during off-peak hours. Mr. C was eager to pursue more earning opportunities. We encouraged Mr. C and other delivery riders on our platform to participate in our shared-bike maintenance solutions during off-peak hours on a part-time basis. Mr. C quickly seized this opportunity and rejoiced as we filled in his idle hours with work and rewards. He has faith in our ability to continue to diversify our customer portfolio and unleash more earning opportunities on our platform.

And the story goes on. . .

Mr. A’s financial situation has significantly improved after he became a ride-hailing driver. He persuaded his parents to move in with him for the earning opportunities offered by us and the bustling city. Mr. B eventually ended the long-distance relationship and reunited with his newly-wed wife. Mrs. B joined us as a housekeeper as part of our housekeeping solutions. They recently made the down payment for a condo in town. Mr. C fell in love with a girl he met through our platform, and he has been working toward a team leader position. We heard a proposal is underway? Or promotion?

Our Technology

Quhuo+ forms the backbone of our business operations. We strategically designed Quhuo+ to be flexible and scalable with modularized functions. See “—Quhuo+” for details. As of December 31, 2019, we had a dedicated team of 62 technology research and development professionals with an average of five years of the relevant industry experience.

We have developed reliable and stable network infrastructure to ensure high availability and a low risk of downtime. We primarily utilize third-party cloud service providers to host our network infrastructure for core operational functionality, data backup, and artificial intelligence application.

Data Privacy and Security

We process a large amount of data from workers on our platform. We also have access to certain operating data related to our performance from industry customers. We take the privacy of personal data and confidential information seriously and have implemented an internal data security management policy. We have also implemented a combination of various industry-standard encryption algorithms to protect sensitive personal information. In addition, we utilize a system of firewalls to prevent unauthorized access to our internal systems. Replications and backups are performed once every week on our server. Our IT department monitors the performance of our websites, technology systems and network infrastructure to enable us to respond promptly to potential problems. We also continuously review, improve and iterate our data privacy policies and security foundation.

Branding, Marketing and Customer Relationship

We believe word-of-mouth marketing has helped us achieve, and will continue to drive, organic growth in our workers. We also believe brand recognition is critical to our ability to retain or establish partnership with existing or new industry customers, and our general marketing efforts are designed to enhance our brand awareness and reputation among them. We primarily attract new industry customers with testimonials of our solutions and referrals by existing customers. We also approach prospective industry customers by attending key account meetings and industry conferences, or through introduction by our investors. We conduct KPI reviews with industry customers and take measures to maintain close rapport with them.

Competition

We believe that we have pioneered innovation serving on-demand consumer service businesses. While we have not identified any other platform in China with a similar business model and operational scale comparable to us, we may compete with labor outsourcing companies and service suppliers that are independent from or affiliated with industry customers, as well as online or offline workforce marketplaces in each industry setting we serve. The market for workforce operational solutions within a single industry is highly fragmented, consisting of a large number of small-scale, single-industry service suppliers with limited operational experience or geographical coverage. We believe that we are able to compete favorably on the basis of:

•	capability to attract, retain and manage a sufficient number of workers;

•	capability to establish and maintain partnerships with industry customers;

•	technology infrastructure and data analytics capabilities;

•	scope and quality of our solution offerings;

•	industry-specific know-how and operational experience;

•	geographical coverage; and

•	brand recognition.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and other similar intellectual properties as critical to our success, and we rely on trademark and trade secret laws and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. As of the date of this prospectus, we hold or otherwise have legal right to use 19 registered copyrights for software and 20 registered trademarks in China.

We intend to protect our technology and proprietary rights vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Employees

We had 551 full-time employees as of December 31, 2019. All of our full-time employees are located in China. The following table sets forth the number of our full-time employees by functions as of December 31, 2019:

Function:	As of December 31, 2019
Information technology research and development	62
Operating	417
General and administrative	72

Total	551

We enter into employment contracts with our full-time employees, which contain standard confidentiality provisions.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We engage a specialist agency to pay various mandatory employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

Our principal executive offices are located in Beijing, China, where we lease premises of approximately 936 square meters, with a lease term of four years. As of December 31, 2019, we leased properties in other cities with an aggregate of over 2,400 square meters, to support our business operations, with lease terms primarily ranging from one to two years.

We lease all of the facilities that we currently occupy, which we believe are adequate to meet our needs for the foreseeable future.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We purchase personal accident insurance for workers engaged in our on-demand food delivery and shared-bike maintenance solutions, and automobile insurance for drivers engaged in our ride-hailing solutions. We purchase commercial liability insurance to protect our business against claims of property damage and bodily injury. We also provide our employees with social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance. However, we do not maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood or any other disaster, except for certain service stations for our on-demand food delivery solutions. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. See “Risk Factors—Risks Relating to Our Business—We have limited insurance coverage which could expose us to significant costs and business disruption.”

Legal Proceedings

From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business. We are not currently subject to any threatened or ongoing legal proceedings that, in the opinion of our management, may have a material adverse effect on our business, results of operations or financial condition.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business and operations in China.

Regulations Relating to Foreign Investment

Special Management Measures (Negative List) for the Access of Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted,” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, in June 2019, MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List, which became effective on July 30, 2019 to amend the Guidance Catalog. Foreign investment in value-added telecommunications services (except for e-commerce) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM and the Ministry of Industry and Information Technology, or MIIT, for the incorporation of the joint ventures and the business operations.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or MIIT Circular, in July 2006. MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China. Under MIIT Circular, a domestic company that holds a telecommunications business operating licenses is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate our business in China. See “Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”

Foreign Investment Law

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign

Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Because the “negative list” has yet to be published, it is unclear whether it will differ from the Negative List as currently in effect. The Foreign Investment Law provides that foreign invested entities shall not operate foreign prohibited industries and foreign invested entities operating in foreign restricted industries shall meet the investment conditions stipulated under the negative list.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency.

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law which came into effect on January 1, 2020. It further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation.

According to the Foreign Investment Law, foreign investors or foreign-invested enterprises shall submit investment information to the competent commerce departments. On December 30, 2019, MOFCOM and the State Administration for Market Regulation, or SAMR, jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Starting from January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by SAMR. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has submitted reports for its establishment, modification and cancellation, as well as its annual reports, the relevant information will be shared by the competent market regulation department with the competent commercial department, and such foreign-invested enterprise is not required to submit the reports separately.

Licenses, Permits and Filings

The PRC government extensively regulates the telecommunications industry, including the internet sector. The State Council, MIIT, MOFCOM, the State Administration for Market Regulation, or the SAMR, the former

State Administration of Press, Publication, Radio, Film and Television (which has been replaced by the State Administration of Radio and Television), the former China Banking Regulatory Commission, or the CBRC, and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications.

We are required to hold certain licenses and permits and to make certain filings with the relevant PRC governmental authorities in connection with various aspects of our business, including the following:

Value-added Telecommunication Business Operating Licenses

The PRC Telecommunications Regulations, or the Telecom Regulations, which were issued by the State Council in 2000 and were most recently amended in February 2016 are the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC entities. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In December 2015, MIIT released the Catalog of Telecommunication Business (2015 Revision), or the 2015 Telecom Catalog, which was implemented in March 2016. Under the 2015 Telecom Catalog, both the online data processing and transaction processing business and information service business, continue to be categorized as value-added telecommunication services.

In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which was implemented in 2009 and most recently amended in 2017. Pursuant to the Telecom Permit Measures, the operation scope of the value-added telecommunication business operating license, or the VATS license, shall detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its VATS License. The VATS Licenses can be further categorized based on the specific business operations permitted to be carried out under such licenses, including among others, the VATS Licenses for internet information services, or the ICP License, and the VATS License for electronic data interchange business, or the EDI License. In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders, business scope or other information recorded on such license. In February 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with post-registration approval requirement.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, most recently amended in January 2011. Under the Internet Measures, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” Commercial internet information services operators shall obtain an ICP License from the relevant government authorities within China.

Regulations on Online Lending Information Services

On August 17, 2016, the CBRC, MIIT, the Ministry of Public Security and the Cyberspace Administration of China, or the CAC, jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures. According to the Interim Measures, “online lending information intermediaries” refer to the legally established financial information intermediaries specialized in online lending information intermediary business, such as information collection, information release, credit assessment, information exchange, and match of lending, on the Internet as the primary channel to facilitate the direct lending between borrowers and lenders.

Pursuant to the Interim Measures, online lending information service providers shall complete registration with local financial regulatory authority and apply for appropriate telecommunication business license in accordance with relevant rules issued by competent telecommunication authority. The Interim Measures also require the online lending information service providers to substantially cover “online lending information intermediary” in its business scope filed with the local registration regulatory authority.

According to the Interim Measures, online lending information service providers shall not engage in or accept entrustment to engage in certain activities, including, among others, (1) financing for themselves directly or indirectly, (2) accepting, collecting or gathering funds of lenders directly or indirectly, (3) providing security to lenders or promising break-even principals and interests directly or in a disguised form, (4) raising funds by issuing financial products on their own as wealth management products, (5) splitting the maturity term of any financing project, (6) securitization, and (7) equity crowd-funding.

Food Operation Permit

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing issued by the China Food and Drug Administration in August 2015 and amended in November 2017, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The NPC has enacted the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any attempt to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. The Ministry of Public Security of the PRC, or the MPS, has promulgated the Administrative Measures for the Computer Information Network and Internet Security Protection in December 1997 and amended in January 2011, which prohibits use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may issue warning, confiscate the illegal gains, impose fines, and, in severe cases, advice competent authority to revoke its operating license or shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by MIIT in December 2011 and implemented in March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress, or the SCNPC, in August

2015 and implemented in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (1) any dissemination of illegal information in large scale; (2) any severe effect due to the leakage of the client’s information; (3) any serious loss of criminal evidence; or (4) other severe situation. Any individual or entity that (1) sells or provides personal information to others in a way violating the applicable law, or (2) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and implemented in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating website and mobile applications and providing certain internet services mainly through our mobile applications. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

Furthermore, the Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated by MIIT in July 2013 and became effective in September 2013 contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

Regulations Relating to Intellectual Property in the PRC

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are granted a valid term of ten years, which could be renewed each time for another ten years commencing from the day after the expiry date of the last period of validity if the required renewal formalities have been completed. Pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Domain name

MIIT promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which took effect on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, or the CNNIC, is responsible for the daily administration of “.cn” domain names and Chinese domain names. The CNNIC adopts a “first-to-file” principle with respect to the registration of domain names. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Copyright

The PRC Copyright Law, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on software they develop, regardless of whether the software is released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. The software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Patent

According to the PRC Patent Law (revised in 2008), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. Patents in China fall into three categories: invention, utility model and design. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Regulations Relating to Labor Protection in the PRC

Labor Contract Law

The PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.

Interim Provision on Labor Dispatch

Pursuant to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014 and became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.

Tort Law

Pursuant to the Tort Law of the PRC, which was promulgated by the SCNPC on December 26, 2009 and became effective on July 1, 2010, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their work. Parties that use dispatched labor shall bear tortious liability for any injury or damage caused to other people by dispatched personnel during the course of their work during the labor dispatch period; the labor dispatching party shall bear corresponding supplementary liability where it is at fault.

Social insurance and housing fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions of the State Council on the Establishment of a Unified Program for Old-Aged Pension Insurance issued on July 16, 1997, the Decisions of the State Council on the Establishment of the Medical Insurance Program for Urban Workers promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the PRC Social Insurance Law implemented on July 1, 2011, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be order to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

On July 20, 2018, the Central Committee of the Communist Party of China and the State Council released the Reform Plan on the National and Local Taxation Collection and Management System, according to which the tax authority bears the responsibility of calculating and collecting social insurance premiums from January 1, 2019.

Employee stock incentive plan

SAFE promulgated the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or SAFE Circular 7, on

February 15, 2012. Under SAFE Circular 7, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to entrust a qualified domestic agent to register with SAFE through the domestic company, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Pursuant to the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, if a non-listed special purpose vehicle grants equity-based incentives to its directors, supervisors, senior officers in the domestic enterprise directly or indirectly controlled by it, as well as other employees in employment or labor relations with the company by using the company’s stock rights or options, the relevant domestic individual residents may apply for going through foreign exchange registration of a special purpose vehicle before exercise of its rights.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law, or the EIT Law, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the SAT, the Ministry of Science and Technology, and the Ministry of Finance, or MOF, jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises, specifying the criteria and procedures for the certification of High and New Technology Enterprises.

On April 22, 2009, SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (4) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, on July 27, 2011, SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

Value-added tax

The Provisional Regulations of the PRC on Value-added Tax, the VAT Regulation, were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended from time to time. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. According to the VAT Law, the Order 691 and Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are taxpayers under the VAT Law. The value-added tax rates generally applicable are simplified as 16%, 10%, 6% and 0%, and the value-added tax rate applicable to small-scale taxpayers is 3%.

Dividend withholding tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases.

This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

On February 3, 2015, SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to cover not only where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, but also to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable asset indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. According to SAT Bulletin 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

Regulations Relating to Foreign Exchange

General administration of foreign exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or SAFE Circular 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or SAFE Circular 13, effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, which was promulgated by SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated by SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.

According to the FIE Record-filing Interim Measures, the Administrative Rules on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and latest amended on February 6, 2016, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the SAMR or its local counterparts, and shall be filed through the foreign investment comprehensive administrative system, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Pursuant to SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Pursuant to the Circular on Further Promoting the Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which was promulgated by SAFE on October 25, 2019, non-investment foreign-invested companies are allowed to conduct domestic equity investment with settled capital from foreign exchange if such investment projects are true and compliant and do not otherwise violate the existing Special Management Measures (Negative List) for the Access of Foreign Investment.

Offshore investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to contributing assets or equity interests in an offshore special purpose vehicle, or the SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests they hold in China or overseas. The term “control” means obtain the operation rights, right to proceeds or decision-making power of a SPV through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Overseas direct investment

Pursuant to the Administrative Measures on Overseas Investment issued by MOFCOM on September 6, 2014 and became effective on October 6, 2014, where the outbound investment carried out by an enterprise involves sensitive countries and regions and sensitive industries, verification management shall be implemented, and archive filing management shall be implemented for other circumstances of outbound investment of an enterprise. For outbound investments subject to archive filing, a central enterprise shall report its outbound investments to the Ministry of Commerce for filing and a local enterprise to the provincial department in charge of commerce at its locality. Where two or more enterprises jointly make an outbound investment, the relatively major shareholder shall be responsible for going through the archive filing or verification procedures after acquiring the written consent of other investors. If the shareholding ratio of each investor is the same, the investors shall negotiate and decide to entrust one of them to going through the archive filing or verification procedures. If investors are not within the same administrative jurisdiction, the Ministry of Commerce or the department in charge of commerce which is responsible for handling the verification and archive filing shall notify the departments in charge of commerce of the place where other investors are located of the relevant results.

Administrative Measures for the Outbound Investment of Enterprises

Pursuant to the Administrative Measures for the Outbound Investment of Enterprises issued by the NDRC on December 26, 2017 and became effective on March 1, 2018, non-sensitive projects carried out by investors to make direct investment with assets and equities or provide financing or a guarantee subject to record-filing administration and the authority in charge of record-filing shall be the development and reform authority under the provincial government at the place where the investor is registered if the investor is a local enterprise and the amount of investment made by the Chinese investor is less than US$300 million. Where a project is carried out by two or more investors together, the investor making a larger amount of investment shall be responsible for applying for the approval or record-filing after obtaining the consent of other investors. Where the amount of investment made by each investor is the same, one of the investors shall be selected by consensus to apply for the approval or record-filing.

Regulations on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (1) the outstanding balance of foreign debts with a term not longer than one year, and (2) the accumulated amount of foreign debts with a term longer than one year, of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including foreign-invested enterprises and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt, or the Net Assets Limit = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. “Net assets” is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two. The macro-prudent regulation parameter is one. PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 has provided for a one-year transitional period, or the Transitional Period, from its promulgation date for foreign-invested enterprises, during which period foreign-invested enterprises could choose to calculate their maximum amount of foreign debt based on either (1) the Total Investment and Registered Capital Balance, or (2) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by the PBOC and SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of the date of this prospectus, neither the PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 1999, 2004, 2005, 2013 and 2018, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the PRC Equity Joint Venture Law promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011, 2014 and 2019, and the PRC Cooperative Joint Venture Law promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information concerning our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Leslie Yu	44	Chairman of the Board of Directors, Director and Chief Executive Officer
Shuyi Yang	43	Director and Vice President
Zhen Ba	39	Director and Vice President
Gang Wang	45	Director and Chief Operating Officer
Wenting Ji	44	Director and Chief Financial Officer
Yung-Hung Chang	47	Director
Harry Chi Hui	56	Director
Chenxi Zhao	30	Director
Fan Yang	33	Director
Fan Pan	42	Chief Technology Officer

Leslie Yu is our founder and has served as chairman of our board of directors since June 2019 and our chief executive officer since the inception of Beijing Quhuo Technology Co., Ltd. in March 2012. Prior to founding our company, Mr. Yu served as general manager of Shanghai Origin Myway International Logistics Co., Ltd. from September 2010 to March 2012. Prior to that, Mr. Yu was a senior business manager at DHL Supply Chain (China) Co., Ltd., the third-party logistics unit of Deutsche Post DHL Group (DAX: DPW), from August 2005 to August 2010. Mr. Yu served as an operating manager at New Times International Transport Service Co., Ltd., a freight forwarding company based in Beijing, from January 2004 to July 2005. Mr. Yu started his career at United Biscuits (China) Co., Ltd. and served as a sales planning supervisor from August 1996 to July 1999. Mr. Yu received his bachelor’s degree in international economic law from Renmin University of China in 1996, and his master’s degree in business administration from Auckland Institute of Studies in 2002.

Shuyi Yang is our co-founder and has served as our director since June 2019 and our vice president in charge of technology since the inception of Beijing Quhuo Technology Co., Ltd. in March 2012. Prior to founding our company, Mr. Yang served as the general manager of the region of North China at APLL-ZHIQIN Technology Logistics Ltd. from January 2010 to January 2012. Mr. Yang was a project manager at DHL Supply Chain (China) Co., Ltd. from December 2004 to January 2010. Mr. Yang received his bachelor’s degree in business administration from Shenyang University in 1998.

Zhen Ba is our co-founder and has served as our director since June 2019 and our vice president in charge of business development since the inception of Beijing Quhuo Technology Co., Ltd. in March 2012. Mr. Ba served as the director of sales for the region of North China at LF Logistics from 2010 to 2012. Mr. Ba was a project manager at DHL Supply Chain (China) Co., Ltd. from January 2005 to August 2010. Mr. Ba received his bachelor’s degree in English from China Foreign Affairs University (formerly known as Foreign Affairs College) in 2002 and his master’s degree in management from Lancaster University in 2003.

Gang Wang has served as our director since August 2019 and our chief operating officer since September 2014. Prior to joining us, Mr. Wang served as the head of supply chain at Kidsland (China) Trading Co., Ltd., a subsidiary of Kidsland International Holdings Limited (HKEX: 2122) from March 2011 to March 2014. Mr. Wang was a site operation manager at DHL Supply Chain (China) Co., Ltd. from May 2006 to March 2011. Mr. Wang received his bachelor’s degree from Wuhan University of Technology in 1996 and his master’s degree in business administration from Capital University of Economics and Business in 2011.

Wenting Ji has served as our director since August 2019 and our chief financial officer since January 2019. Prior to joining us, Ms. Ji held the position of chief financial officer at Delsk Group from July 2017 to December

2018. Ms. Ji served as the vice president of finance at Yoyi Digital from January 2012 to July 2017. From May 2007 to January 2012, Ms. Ji served as the financial reporting director at Fang Holdings Limited (NYSE: SFUN). Ms. Ji received her bachelor’s and master’s degree in economics from Nankai University in 1996 and 1999, respectively. Ms. Ji has been a member of the Chinese Institute of Certified Public Accountants since 2005 and a member of the Association of Chartered Certified Accountants since 2007.

Yung-Hung Chang has served as our director since August 2019. Mr. Chang has also served as the managing partner of Fusi Capital, responsible for equity investment, fund raising and risk control since October 2014. Mr. Chang served as the senior strategic consultant at SBI Nine Brooks VC Investment Management Ltd. and the partner of Fusi VC Investment Management Ltd. from October 2013 to October 2014. He was the vice president and head of northern region of Citibank (China) Co., Ltd. from September 2005 to June 2013. Mr. Chang received his bachelor’s degree in economics from Fu Jen Catholic University in Taiwan in 1997 and his master’s degree from National School of Development of Peking University in 2010.

Harry Chi Hui has served as our director since August 2019. Mr. Hui is also the founder and managing partner of ClearVue Partners, a private equity firm investing in growth stage companies in China’s consumer sectors, since January 2012. Mr. Hui served as the Shanghai-based chief marketing officer and president of PepsiCo Investment (China) Limited and head of corporate social responsibility (CSR) strategy for the China beverages division of PepsiCo, Inc. (Nasdaq: PEP) from November 2006 to September 2010. Mr. Hui served as the president of Universal Music Asia, one of the world’s largest music company, from October 2001 to September 2006. Mr. Hui received his bachelor’s degree in science from the State University of New York at Albany in 1985 and his MBA degree from University of Southern California in 1992.

Chenxi Zhao has served as our director since August 2019. Ms. Zhao is also the partner of SB China Venture Capital since October 2018. Ms. Zhao has served various positions at SB China Venture Capital, including investment director, executive director and partner, since December 2014. She served as the investment director of iStart, an early stage venture capital fund, from April 2012 to August 2014. Ms. Zhao also served as the investment manager of Shanghai Zhong Lu Group Co., Ltd. from June 2010 to March 2012. Ms. Zhao received her bachelor’s degree in accounting from Shanghai University of Finance and Economics in 2009 and her master’s degree in accounting from University of Southern California Marshall Business School in 2010.

Fan Yang has served as our director since August 2019. Mr. Yang has been a senior manager of the mini-programs division of Baidu, Inc. (Nasdaq: BIDU) since February 2018. He served various other positions at Baidu, such as a senior manager of the business infrastructure platform division from July 2016 to October 2017 and a manager of the Baidu union product division from February 2008 to April 2014. Mr. Yang also served as a senior manager of the platform business division of Meituan Dianping (HKEX: 3690) from April 2014 to July 2016. Mr. Yang received his bachelor’s degree in mathematics from Nanjing University in 2008.

Fan Pan has served as our chief technology officer since May 2015. Prior to joining us, Mr. Pan co-founded and served as the chief technology officer at Beijing Gaotu Information Technology Co., Ltd. from May 2012 to December 2014. Mr. Pan also co-founded Visual China Group Co., Ltd. (SZSE: 0681) and held various positions, including the chief technology officer and the general manager of the e-commerce department, from November 2000 until October 2011. Prior to that, Mr. Pan founded and worked at Beijing CCIDnet Information Technology Co., Ltd. from April 1999 to June 2001. Mr. Pan received his college degree from Beijing College of Finance and Commerce in 1996.

The business address of our directors and executive officers is: 3rd Floor, Block D, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. No family relationship exists between any of our directors and executive officers.

Board of Directors

Our board of directors will consist of             directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture share and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Pursuant to our shareholder’s agreement and our amended and restated memorandum and articles of associations, SBCVC Fund IV, L.P. and iStart Venture Limited jointly have the right to appoint, remove or replace one director, each of Baidu Online Network Technology (Beijing) Co., Ltd., ClearVue YummyExpress Holdings, Ltd. and FUSI Irvine L.P. individually has the right to appoint, remove or replace one director, and the founders of the Company jointly have the right to appoint, remove or replace five directors. These rights will be terminated upon completion of this offering.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of            ,            and            , and will be chaired by            .            ,            and             satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that             qualifies as an “audit committee financial expert.” Our audit committee will consist solely of independent directors within one year of this offering.

The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	reviewing and reassessing annually the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee will consist of            ,            and            , and will be chaired by            .            and                 satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the total compensation package for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of            ,            and            , and will be chaired by            .            and            satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•

developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to the post-offering memorandum and articles of association of our company effective immediately prior to completion of this offering. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found by our company to be or becomes of unsound mind; (3) resigns his office by notice in writing to the company; (4) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; (5) is prohibited by law from being a director; or (6) is removed from office pursuant to any other provision of our third amended and restated memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. See “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office and its responsibilities of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Employment Agreements

We [have] entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended for successive one-year terms unless either party gives the other party a prior written notice to terminate employment. We may terminate the employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, including conviction or pleading of guilty to a felony, fraud, misappropriation or embezzlement, negligent or dishonest act to our detriment, misconduct or failure to perform his or her duty, disability, or death. An executive officer may terminate his or her employment at any time with a one-month prior written notice if there is a material and substantial reduction in such executive officer’s existing authority and responsibilities or at any time if the termination is approved by our board of directors.

Each executive officer [has] agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer [has] also agreed to assign to us all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets.

Each executive officer [has] also agreed that, during his or her term of employment and for a period of [one-year] after terminating employment with us, such executive officer will not, without our prior written consent, (1) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (2) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (3) seek directly or indirectly, to solicit the services of, or hire or engage any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

Indemnification Agreements

We [have] entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation of Directors and Executive Officers

In 2019, the aggregate cash compensation to directors and executive officers was approximately RMB5.0 million, and we did not pay any compensation to our non-executive directors. This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors, except that our PRC subsidiary, our VIE and its subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

For information regarding share awards granted to our directors and officers, see “—Share Incentive Plan.”

Share Incentive Plan

In August 2019, our board of directors approved our 2019 Share Incentive Plan, or the 2019 Plan, replacing the 2017 share incentive plan adopted by our affiliated company, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2019 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2019 Plan shall be 9,502,550 ordinary shares, which constitutes 19.55% of the total outstanding shares of our company on an as-converted basis as of the date of adoption of the 2019 Plan. We assumed all the options granted by our affiliated company prior to the adoption of the 2019 Plan. As of the date of this prospectus, 8,549,280 options have been granted, excluding, if any, awards that were forfeited or canceled after the relevant grant dates and awards that have been vested. The exercise of substantially all the awards under our 2019 Plan shall be conditional upon, among others, the completion of this offering.

The following paragraphs describe the principal terms of the 2019 Plan.

Types of awards. The 2019 Plan permits the awards of options, restricted shares, restricted share unit or any other type of awards that the committee decides.

Plan administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2019 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company, subsidiaries, parent company or related entities. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is 10 years from the date of a grant.

Transfer restrictions. Awards may not be transferred in any manner by the recipient except under limited circumstances, including by will or the laws of descent and distribution, unless otherwise provided by the plan administrator.

Termination and amendment of the 2019 Plan. Unless terminated earlier, the 2019 Plan has a term of 10 years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table sets forth information on share options that we have awarded or have agreed to award as of the date of this prospectus pursuant to the 2019 Plan.

	Class A Ordinary Shares Underlying the awards awarded	Exercise Price Per Share (US$)	Date of Grant	Date of Expiration
Directors and Executive Officers
Leslie Yu	2,673,352	0.0001	January 1, 2019 and September 1, 2019	January 1, 2029 and September 1, 2029
Shuyi Yang	170,122	0.0001	September 1, 2019	September 1, 2029
Zhen Ba	170,122	0.0001	September 1, 2019	September 1, 2029
Gang Wang	981,849	0.0001- 0.2009	September 20, 2017 and September 1, 2019	September 20, 2027 and September 1, 2029
Wenting Ji	*	0.2176	January 1, 2019	January 1, 2029
Yung-Hung Chang	—	—	—	—
Harry Chi Hui	—	—	—	—
Chenxi Zhao	—	—	—	—
Fan Yang	—	—	—	—
Fan Pan	*	0.2009	September 20, 2017	September 20, 2027
Total	4,952,991

*	Would beneficially own less than 1% of our ordinary shares upon exercise of all share options.

Equity incentive trust

Quhuo Trust was established under the trust deed, dated August 23, 2019, between us, The Core Trust Company Limited, or Core Trust, as trustee and Quhuo Holding (BVI) Limited, as nominees. Through Quhuo Trust, our ordinary shares and other rights and interests under awards granted pursuant to the 2019 Plan may be provided to certain of recipients of equity awards. As of the date of this prospectus, the participants in the Quhuo Trust include our employees, directors, consultants and certain of our executive officers.

Participants in the Quhuo Trust transfer their equity awards to Core Trust to be held for their benefit. Upon satisfaction of vesting conditions and request by grant recipients, Core Trust will exercise the equity awards and transfer the relevant ordinary shares and other rights and interest under the equity awards to the relevant grant recipients with the consent of the trust administrator. Each of the trust deeds provides that Core Trust shall not and shall have no right to exercise the voting rights attached to such ordinary shares unless otherwise directed by the trust administrator, which is the board of directors, its authorized committee or an authorized representative of our company.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, as determined in accordance with Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this prospectus, as adjusted to reflect the sale of the ADSs offered in this offering and assuming the underwriters’ option to purchase additional ADSs is not exercised, for:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The percentage of beneficial ownership of each listed person after this offering is calculated based on (1) 48,606,410 ordinary shares outstanding on an as-converted basis as of the date of this prospectus, including 24,131,100 ordinary shares as converted from our outstanding preferred shares assuming all of our outstanding preferred shares have been converted into ordinary shares on a one-for-one basis, and (2)             Class A ordinary shares and            Class B ordinary shares outstanding on an as-converted basis immediately after the completion of this offering, including            Class A ordinary shares to be sold by us in this offering represented by ADSs and 24,131,100 Class A ordinary shares converted from our outstanding preferred shares and excluding Class A ordinary shares to be issued upon exercise by the underwriters of their options to purchase additional Class A ordinary shares represented by ADSs. To our knowledge, except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned immediately prior to this offering		Ordinary shares beneficially owned immediately after this offering†
	Number	Percent (%)†	Number of Class A ordinary shares	Number of Class B ordinary shares	Percent of total ordinary shares on an as-converted basis (%)†	Percentage of aggregate voting power (%)††
Directors and Executive Officers*:
Leslie Yu(1)	6,296,630	12.95
Shuyi Yang(2)	6,113,540	12.58
Zhen Ba(3)	2,363,030	4.86
Gang Wang	—	—
Wenting Ji	—	—
Yung-Hung Chang	—	—
Harry Chi Hui	—	—
Chenxi Zhao	—	—
Fan Yang	—	—
Fan Pan	—	—
Directors and executive officers as a group	14,773,200	30.39
Principal Shareholders:
LESYU Investments Limited(1)	6,296,630	12.95
YGS Investment Limited(2)	6,113,540	12.58

	Ordinary shares beneficially owned immediately prior to this offering		Ordinary shares beneficially owned immediately after this offering†
	Number	Percent (%)†	Number of Class A ordinary shares	Number of Class B ordinary shares	Percent of total ordinary shares on an as-converted basis (%)†	Percentage of aggregate voting power (%)††
BZB Investment Limited(3)	2,363,030	4.86
Quhuo Holding (BVI) Limited(4)	9,502,550	19.55
Baidu Online Network Technology (Beijing) Co., Ltd.(5)	5,950,290	12.24
SBCVC Fund IV, L.P. (6)	5,673,780	11.67
ClearVue YummyExpress Holdings, Ltd.(7)	3,616,630	7.44

*	The business addresses for our directors and executive officers is 3rd Floor, Block D, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing, People’s Republic of China.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding on an as-converted basis and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after the date of this prospectus.

††

For each person and group included in this column, the percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters upon which the ordinary shares are entitled to vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)

Represents 6,296,630 ordinary shares that are held by LESYU Investments Limited, a British Virgin Islands company wholly-owned by Mr. Leslie Yu. All such ordinary shares will be automatically designated into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering. The registered office of LESYU Investments Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(2)

Represents 6,113,540 ordinary shares that are held by YGS Investment Limited, a British Virgin Islands company wholly-owned by Mr. Shuyi Yang. All such ordinary shares will be automatically designated into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering. The registered office of YGS Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)

Represents 2,363,030 ordinary shares that are held by BZB Investment Limited, a British Virgin Islands company wholly-owned by Mr. Zhen Ba. All such ordinary shares will be automatically designated into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering. The registered office of BZB Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)

Represents 9,502,550 ordinary shares that are held by Quhuo Holding (BVI) Limited, a British Virgin Islands company and the nominee of Quhuo Trust, which holds these shares for the benefits of the Company and participants thereunder. Quhuo Holding (BVI) Limited is wholly-owned by The Core Trust Company Limited, a trust company acting as the trustee of Quhuo Trust. The investment power and voting power of Quhuo Trust are retained by the Company, and/or after duly exercise of the options by the grantees, the participants thereunder. The trustee and the nominee will not and have no right or power to exercise the voting rights attached to these shares, unless as otherwise instructed by the Company and/or, after duly exercise of options, the participants thereunder. All such ordinary shares will be automatically designated into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering. The registered office of Quhuo Holding (BVI) Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(5)

Represents (1) 4,679,290 series B preferred shares of our company, par value US$0.0001 and (2) 1,271,000 series C-1 preferred shares of our company, par value US$0.0001, both of which are held by Baidu Online Network Technology (Beijing) Co., Ltd., a limited liability company incorporated under the laws of the PRC and is ultimately wholly-owned by Baidu, Inc., a Cayman Island company listed on the Nasdaq Global Select Market under the symbol “BIDU.” All of these shares will be automatically converted into Class A ordinary shares on one-to-one basis immediately prior to completion of this offering. The registered office of Baidu Online Network Technology (Beijing) Co., Ltd. is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing, the PRC.

(6)

Represents (1) 4,266,740 series B preferred shares of our company, par value US$0.0001; (2) 488,000 series C-1 preferred shares of our company, par value US$0.0001; and (3) 919,040 series D preferred shares of our company, par value US$0.0001 held by SBCVC Fund IV, L.P., a Cayman Islands company. The general partner of SBCVC Fund IV, L.P. is SBCVC Management IV, L.P., a Cayman Islands company. All of these shares will be automatically converted into Class A ordinary shares on one-to-one basis immediately prior to completion of this offering. The registered office of SBCVC Fund IV, L.P. is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(7)

Represents (1) 2,860,720 series C-1 preferred shares of our company, par value US$0.0001 and (2) 755,910 series D preferred shares of our company, par value US$0.0001, both of which are held by ClearVue YummyExpress Holdings, Ltd., a Cayman Islands company. ClearVue YummyExpress Holdings, Ltd. is controlled by ClearVue Partner II, L.P., the general partner of which is ClearVue Partners II GP, L.P. and ultimately controlled by Harry Chi Hui and William Apollo Chen. All of these shares will be automatically converted into Class A ordinary shares on one-to-one basis immediately prior to completion of this offering. The registered office of ClearVue YummyExpress Holdings, Ltd. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Cayman Islands.

Pursuant to an acting-in-concert agreement dated as of June 13, 2019 executed by our founders, Mr. Leslie Yu, Mr. Shuyi Yang and Mr. Zhen Ba, agree that they must consult with each other before voting and deciding on material matters relating to management of our company, including but not limited to the appointment of directors and investment decisions, and Mr. Shuyi Yang and Mr. Zhen Ba further undertake to vote or cause to be voted, by themselves or through their respective controlled entities, in concert and consistent with the votes cast by Mr. Leslie Yu in any circumstances, including in the event no unanimous consent could be reached by them. As a result, Mr. Leslie Yu, through his wholly-owned holding company, controls the voting power over 14,773,200 ordinary shares, or 30.39% of the aggregate voting power of our issued and outstanding share capital as of the date of this prospectus. The acting-in-concert agreement will be terminated upon the completion of this offering, and the table above assumes such termination.

Immediately prior to completion of this offering, each of the ordinary shares held by Mr. Leslie Yu, through his wholly-owned holding company, will be converted into one Class B ordinary share and each of the ordinary shares and preferred shares held by other shareholders will be converted into one Class A ordinary share, as a result of which, upon completion of this offering, Mr. Leslie Yu will have the voting power over            Class B ordinary shares, or        % of the aggregate voting power of our issued and outstanding share capital immediately after completion of this offering.

As of the date of this prospectus, none of our outstanding ordinary shares or preferred shares were held by any record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our shares that have resulted in significant changes in ownership held by our major shareholders.

Historical Changes in Our Shareholding

See “Description of Share Capital—History of Securities Issuances” for historical changes in our shareholding.

RELATED PARTY TRANSACTIONS

Transactions with Related Entities

Revenue from Beijing Xiaodu Information Technology Management Co., Ltd. and its subsidiary.      Beijing Xiaodu Information Technology Management Co., Ltd., or Beijing Xiaodu, is a company controlled by a principal shareholder before it was disposed in August 2017, and is primarily engaged in on-demand food delivery business. We generated revenues from Beijing Xiaodu with our on-demand food delivery solutions of RMB114.8 million, nil and nil in 2017, 2018 and 2019, respectively.

Transactions with Jinzhou Xingda Technology Co., Ltd.     Jinzhou Xingda Technology Co., Ltd., or Jinzhou Xingda, was an equity method investee company of ours and is primarily engaged in on-demand food delivery business. We had amounts due from Jinzhou Xingda of nil, RMB25.2 million and nil as of December 31, 2017, 2018 and 2019, respectively, representing working capital advanced to Jinzhou Xingda. In addition, we provided labor consulting services to Jinzhou Xingda and recorded other income of RMB7.8 million in 2018.

Transactions with Ningbo Xingda Zhisong Network Technology Co., Ltd.     Ningbo Xingda Zhisong Network Technology Co., Ltd., or Ningbo Xingda, was an equity method investee company of ours and is primarily engaged in on-demand food delivery business. We had amounts due from Ningbo Xingda of nil, RMB0.6 million and nil as of December 31, 2017, 2018 and 2019, respectively, representing working capital advanced to Ningbo Xingda.

Transactions with Shanghai Xinying Network Technology Co., Ltd.    Shanghai Xinying Network Technology Co., Ltd., or Shanghai Xinying, is a company controlled by our principal shareholders, and is primarily engaged in on-demand food delivery business. We had amounts due from Shanghai Xinying of RMB3.8 million, RMB3.8 million and nil as of December 31, 2017, 2018 and 2019, respectively, representing working capital advanced to Shanghai Xinying.

Transactions with Ningbo Nuannuan Network Technology Co., Ltd.     Ningbo Nuannuan Network Technology Co., Ltd., or Ningbo Nuannuan, is a company controlled by Lili Sun, spouse of Mr. Leslie Yu, and is primarily engaged in on-demand food delivery business. We had amounts due from Ningbo Nuannuan of RMB60,000, RMB0.2 million and nil as of December 31, 2017, 2018 and 2019, respectively, representing working capital advanced to Ningbo Nuannuan.

Amounts due from Jinzhou Xingda and Ningbo Xingda were unsecured and interest-free. On February 1, 2019, we entered into share disposal agreements to dispose all of our 30% equity interests in Jinzhou Xingda and Ningbo Xingda, respectively. Amounts due from Shanghai Xinying and Ningbo Nuannuan were unsecured, interest-free and had fixed terms of repayment, and were repaid in August 2019.

We had amounts due from SBCVC Fund IV, L.P, one of our principal shareholders, of RMB18.4 million (US$2.6 million) as of December 31, 2019 due to our restructuring process, which were settled in March 2020 when we completed our restructuring.

Contractual Agreements with Our VIE and Its Shareholders

See “Corporate History and Structure—Contractual Arrangements.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances—Shareholders Agreement.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements.”

Share Incentive Pan

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We were incorporated as an exempted company with limited liability under the Companies Law of the Cayman Islands, as amended, or the Companies Law, on June 13, 2019. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Law, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 shares with par value of US$0.0001 each, comprising (1) 475,868,900 ordinary shares, with a par value of US$0.0001 per share, (2) 1,335,370 series A preferred shares, with a par value of US$0.0001 per share, (3) 9,500,030 series B preferred shares, with a par value of US$0.0001 per share, (4) 5,107,720 series C-1 preferred shares, with a par value of US$0.0001 per share, (5) 2,377,370 series C-2 preferred shares, with a par value of US$0.0001 per share, and (6) 5,810,610 series D preferred shares, with a par value of US$0.0001 per share. As of the date of this prospectus, 24,475,310 ordinary shares (including 9,502,550 shares issued and reserved for our equity incentive awards), 1,335,370 series A preferred shares, 9,500,030 series B preferred shares, 5,107,720 series C-1 preferred shares, 2,377,370 series C-2 preferred shares, and 5,810,610 series D preferred shares are issued and outstanding.

Immediately prior to completion of this offering, each of the ordinary share held by LESYU Investments Limited will be re-designated and converted into one Class B ordinary share of the Company with a par value of US$0.0001 and each of the issued and outstanding ordinary shares, series A preferred shares, series B preferred shares, series C-1 preferred shares, series C-2 preferred shares and series D preferred shares will be re-designated and converted into one Class A ordinary share. Immediately prior to the completion of this offering, our authorized share capital will be US$50,000 divided into 500,000,000 shares comprising (1)            Class A ordinary shares of par value US$0.0001 each, (2)             Class B ordinary shares of par value US$0.0001 each, and (3)            shares of par value US$0.0001 each of such class or classes (however designated) as our board of directors may determine in accordance with our post-offering amended and restated memorandum and articles of association. We will have             Class A ordinary shares issued and outstanding, and             Class B ordinary shares issued and outstanding, assuming the underwriters do not exercise their option to purchase additional ADSs.

Our Post-offering Memorandum and Articles of Association

We plan to, subject to approval of our shareholders, the second amended and restated memorandum and articles of association, or post-offering memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association, and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of Class A ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holders of such ADSs. See “Description of American Depositary Shares—Voting Rights.”

Objects of our company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to [any person other than Mr. Leslie Yu or any entity which is not ultimately controlled by Mr. Leslie Yu], such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our post-offering amended and restated memorandum and articles of association. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our post-offering amended and restated memorandum and articles of association provide that our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of our directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either our profit or share premium account, provided that in no circumstances may a dividend be paid if, immediately after this payment, this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights. Holders of Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote by our shareholders, except as may otherwise be required by law or provided for in our post-offering memorandum and articles of association. Voting at any shareholders’ meeting is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy at the meeting. On a poll, each Class A ordinary share entitles the holder thereof to one vote, and each Class B ordinary share entitles the holder thereof to 15 votes.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares cast by those shareholders entitled to vote who are present or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our post-offering amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. We may, among other things, subdivide or consolidate our shares by ordinary resolution.

General meetings of shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or a majority of our board of directors. Advance notice of at least seven (7) calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholder present or by proxy or, if a corporation or other non-natural person by its duly authorized representative, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing in aggregate not less than one-third (1/3) of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings as at the date of the deposit of the requisition, our board is obliged to convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of ordinary shares. Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as NASDAQ may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice requirement of NASDAQ, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year as our board may determine.

Liquidation. On a return of capital or the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on shares and forfeiture of shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, repurchase and surrender of shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by the shareholders by special resolution. Our company may also repurchase any of our shares (including any redeemable shares) on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares with preferred or other rights including without limitation the creation of shares with enhanced or weighted voting rights.

Issuance of additional shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional Class A ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorizes our board of directors to issue from time to time out of the authorized share capital of the company (other than the authorized but unissued ordinary shares) series of preference shares and to determine, with respect to any series of preferred shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series, including but not limited to:

•	the designation of the series;

•	the number of shares to constitute the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of books and records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. See “Where You Can Find More Information.”

Anti-takeover provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Election and removal of directors. Unless otherwise determined by our company in general meeting, our post-offering amended and restated memorandum and articles of association provide that our board of directors will consist of not less than            directors. There are no provisions relating to retirement of directors upon reaching any age limit. The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by way of ordinary resolution.

Subject to restrictions contained in our post-offering amended and restated memorandum and articles of association, a director may be removed with or without cause by ordinary resolution of our company. In addition, the office of any director shall be vacated if the director (1) becomes bankrupt or makes any arrangement or composition with his creditors, (2) dies or is found to be or becomes of unsound mind, (3) resigns his office by notice in writing to our company, (4) without special leave of absence from our board, is absent from three consecutive board meetings and our board resolves that his office be vacated, or (5) is removed from office pursuant to our post-offering amended and restated memorandum and articles of association.

Proceedings of board of directors. Our post-offering amended and restated memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors. Our post-offering amended and restated memorandum and articles of association provide that the board may from exercise all the powers of our company to borrow money, to mortgage or charge all or any part of the undertaking, property and uncalled capital of our company and to issue debentures and other securities whenever money is borrowed, or as security for any debt, liability or obligation of our company or of any third party.

Exempted company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of our company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Changes in capital. Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

sub-divide our existing shares, or any of them into shares of a smaller amount as fixed by the post-offering memorandum of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Register of members. Under Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, our company’s register of members will be immediately updated to record and give effect to the issue of Class A ordinary shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow recent English law statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and similar arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by either (1) a special resolution of each constituent company or (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. Separate from the statutory provisions related to mergers and consolidation, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months of the offer, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands, but is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction by way of scheme of arrangement are thus approved or of a tender offer is made and accepted in accordance with the foregoing statutory procedures, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow English case law precedents and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, the company to challenge:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders,

•	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and

•	an action which requires a resolution with a qualified (or special) majority which has not been obtained.

Indemnification of directors and executive officers and limitation of liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provides that our directors and officers shall be indemnified out of our assets against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in the execution of their duty, or supposed duty, in their respective offices, provided that the indemnity shall not extend to any matter in respect of any willful misconduct, fraud or dishonesty which may attach to any of said persons.

In addition, we [have] entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Directors’ fiduciary duties. Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director (unless the company permits him to do so);

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In addition, a director also owes to the company a duty to act with skill and care and is required to exercise reasonable care when managing the affairs of the company. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands.

The fiduciary duties imposed on directors by Cayman Islands law are similar to the fiduciary duties imposed on directors by Delaware law. However, our shareholders may experience difficulties in protecting their interests due to either (1) the relatively less developed case law in the Cayman Islands with respect to the requirements for bringing shareholder suits in Cayman Island courts, or (2) the risk that Cayman Islands courts will not recognize or enforce judgments of courts in the United States based on the civil liability provisions of United States federal securities laws. See “Risk Factors—Risks Relating to the ADS and this Offering—You may face difficulties in protecting your interest, and your ability to protect your rights through the U.S. courts may be limited, because we are incorporated under Cayman Islands law.”

Shareholder action by written consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our post-offering amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated memorandum and articles of association allow our shareholders holding not less than [one-third] of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition a shareholder’s meeting, in which case our directors shall convene an extraordinary general meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Law but our post-offering amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated memorandum and articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) is found to be or becomes of unsound mind or dies; (3) resigns his office by notice in writing to the company; (4) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (5) is prohibited by law from being a director; or (6) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Transactions with interested shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with the fiduciary duties which they owe to the Company under Cayman Islands law, including the duty to ensure that, in their opinion, any such transactions entered into are bona fide in the best interests of the Company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Corporate governance. Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our post-offering memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of the stock exchange on which we list, or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Dissolution; winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of rights of shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of [two-thirds] of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of governing documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of non-resident or foreign shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

We were incorporated in the Cayman Islands on June 13, 2019. The following is a summary of our securities issuances since our incorporation:

Ordinary shares

Upon our incorporation, we issued one ordinary share to the initial subscriber and this one ordinary share was transferred to LESYU Investments Limited on the same day. On the same day, we issued additional 629,662, 611,354, 236,303, 950,255 and 19,956 ordinary shares to LESYU Investments Limited, YGS Investment Limited, BZB Investment Limited, Quhuo Holding (BVI) Limited and Wanquan Investment (BVI) Limited at nominal consideration, respectively.

On July 26, 2019, we issued additional 5,666,967, 5,502,186, 2,126,727, 8,552,295 and 179,604 ordinary shares to LESYU Investments Limited, YGS Investment Limited, BZB Investment Limited, Quhuo Holding (BVI) Limited and Wanquan Investment (BVI) Limited at nominal consideration, respectively.

Preferred shares

On August 23, 2019, we issued (1) 1,335,370 series A preferred shares, 554,000 series B preferred shares and 488,000 series C-1 preferred shares to iStart Venture Limited at an aggregate consideration of RMB1,758,776.94, RMB1,266,000 and RMB7,750,000, respectively; (2) 4,266,740 series B preferred shares, 488,000 series C-1 preferred shares and 919,040 series D preferred shares to SBCVC Fund IV, L.P. at an aggregate consideration of RMB10,606,500, RMB7,750,000, and US$4,000,000, respectively; (3) 4,679,290 series B preferred shares and 1,271,000 series C-1 preferred shares to Baidu Online Network Technology (Beijing) Co., Ltd. at an aggregate consideration of RMB20,500,000 and RMB15,500,000, respectively; (4) 2,860,720 series C-1 preferred shares and 755,910 series D preferred shares to ClearVue YummyExpress Holdings, Ltd. at an aggregate consideration of US$6,705,263 and US$3,290,000, respectively; (5) 1,359,850 series C-2 preferred shares and 657,110 series D preferred shares to CDIB Private Equity (Fujian) Enterprise (Limited Partnership) at an aggregate consideration of RMB30,408,185 and RMB19,591,815, respectively; (6) 1,017,520 series C-2 preferred shares and 491,690 series D preferred shares to Zhongnan Capital (Hong Kong) Limited at an aggregate consideration of RMB22,753,100 and RMB14,659,687, respectively; (7) 597,370 series

D preferred shares to FUSI Irvine L.P. at an aggregate consideration of US$2,600,000; (8) 1,943,760 series D preferred shares to Beijing ErQu Management Consultant LLP at an aggregate consideration of RMB58,445,910; (9) 445,730 series D preferred shares to Delta Electronics Capital Company at an aggregate consideration of US$1,940,000.

Option grants

We have granted options to purchase our ordinary shares to certain of our directors, executive officers, employees and consultants. See “Management—Share Incentive Plan.”

Shareholders Agreement

We entered into our shareholders agreement on August 23, 2019 with our shareholders.

Pursuant to this shareholders agreement, our board of directors shall consist of nine directors. SBCVC Fund IV, L.P. and iStart Venture Limited jointly have the right to appoint one director, each of Baidu Online Network Technology (Beijing) Co., Ltd., ClearVue YummyExpress Holdings, Ltd. and FUSI Irvine L.P. individually has the right to appoint one director, and the founders of the Company jointly have the right to jointly appoint five directors. CDIB Private Equity (Fujian) Enterprise (Limited Partnership) and Zhongnan Capital (Hong Kong) Limited jointly have the right to appoint one board observer.

The shareholders agreement also provides for certain preferential rights, including among others, right of participation, redemption rights and co-sale rights. All the preferential rights will terminate or be waived upon the completion of this offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of            Class A ordinary share[s], deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See “—Jurisdiction and Arbitration.”

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares) set by the depositary with respect to the ADSs.

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Cash. The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the ordinary shares or any net proceeds from the sale of any ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis, and can transfer the U.S. dollars to the United States and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares. For any ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

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Elective Distributions in Cash or Shares. If we offer holders of our ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

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Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares, the depositary shall having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for ordinary shares (rather than ADSs).

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of ordinary shares or be able to exercise such rights.

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Other Distributions. Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

[Except for ordinary shares deposited by us in connection with this offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in the section entitled “Shares Eligible for Future Sales—Lock-up Agreements.”]

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the ordinary shares.

If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the Class A ordinary shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our ordinary shares.

The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.

Compliance with Regulations

Information Requests

Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.

Disclosure of Interests

Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of NASDAQ and any other stock exchange on which the ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

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Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

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Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the ordinary shares that are not distributed to you, or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the

ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.

The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

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are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

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are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

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are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

•	are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

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disclaim any liability for any action or inaction or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

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disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.

In the deposit agreement, we agree to indemnify the depositary under certain circumstances.

Jurisdiction and Arbitration

The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement which may include claims arising under the U.S. federal securities laws, and that the depositary may in its sole direction, require that any claim or dispute arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Although ADS holders, including holders that acquired ADSs in a secondary transaction, are subject to the arbitration provisions of the deposit agreement, the arbitration provisions do not preclude ADS holders from pursuing claims under the U.S. federal securities laws in federal courts. The arbitration provision of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Jury Trial Waiver

The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, split-up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of ordinary shares, the depositary may require:

•

payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•

compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges;

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities, or

•	other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•	for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such ordinary shares.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have             outstanding ADSs, representing approximately        % of our Class A ordinary shares (assuming the underwriters do not exercise their option to purchase additional ADSs). All of the ADSs sold in this offering and the Class A ordinary shares they represent will be freely transferable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) in the United States without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs. We have applied to list the ADSs on NASDAQ, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters. [In connection with this offering, the representatives of the underwriters have waived those lock-up provisions with respect to the shares being sold by us in this offering.] The remaining shares and ADSs will continue to be subject to those lock-up provisions during the 180-day period.

Furthermore, each of [our directors, executive officers, existing shareholders and option holders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of restricted shares that is not more than the greater of:

•	1% of the number of Class A ordinary shares then outstanding, represented by ADSs or otherwise, which will equal approximately Class A ordinary shares immediately after this offering; or

•

the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144 without complying with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering ordinary shares which are subject to outstanding options or may be issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to our share incentive plans. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described in this prospectus.

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. The following summary does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in ADSs. In particular, the discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the federal tax law of the United States. Accordingly, you should consult your own tax advisor regarding the tax consequences of an investment in the ADSs. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Commerce & Finance Law Offices, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to payments to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary of the Cayman Islands that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking is for a period of 20 years from November 19, 2019.

PRC Taxation

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in SAT Circular 82 may reflect the general position of SAT on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (4) at least 50% of voting board members or senior executives habitually reside in the PRC.

We do not believe that our Cayman Islands holding company meets all of the conditions above. Our Cayman Islands holding company is not a PRC resident enterprise for PRC tax purposes. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” However, there can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

Commerce & Finance Law Offices, our legal counsel as to PRC law, has advised us that if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of our Cayman Islands holding company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that our Cayman Islands holding company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed thereunder. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADSs holders.”

United States Federal Income Taxation

The following discussion is a summary of material United States federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder, as defined below, that acquires the ADSs in this offering and holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law as of the date of this prospectus, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) ADSs or ordinary shares representing 10% or more of our stock (by vote or by value), investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, investors that are subject to special tax accounting rules as a result of any item of gross income with respect to ADSs or ordinary shares being taken into account in an applicable financial statement or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, or non-United States tax considerations, the alternative minimum tax, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

The discussion below assumes the deposit agreement and any related agreement will be complied with in accordance with its terms.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax.

Passive foreign investment company status

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular fiscal year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the average quarterly value of its assets during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering, which may fluctuate. In addition, although the law in this regard is unclear, we treat our VIE (and its subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of our VIE (and its subsidiaries) for United States federal income tax purposes, based upon the current and anticipated value of our assets and the composition of our income and assets (taking into account the expected proceeds from this offering) and projections as to the value of the ADSs and ordinary shares following the offering, we do not presently expect to be classified as a PFIC for the current fiscal year ending December 31, 2020 or the foreseeable future. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future fiscal years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future fiscal years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we retain significant amounts of liquid assets including cash raised in this offering, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each fiscal year, there can be no assurance that we will not be a PFIC for the current fiscal year ending December 31, 2020 or any future fiscal year or that the IRS will not take a contrary position. If we were classified as a PFIC for any year during which a U.S. Holder held the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held the ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or other disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current fiscal year or any subsequent fiscal year are discussed below under “Passive foreign investment company rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution will generally be treated as a “dividend” for United States federal income tax purposes. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower rates applicable to “qualified dividend income” rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the

Secretary of the Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We have applied to list the ADSs on NASDAQ. We believe, but cannot assure you, that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the EIT Law (see “—PRC Taxation”), we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares (regardless of whether such shares are backed by ADSs) or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to qualifying corporations under the Code.

For United States foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC (see “—PRC Taxation”), such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares, unless the U.S. Holder makes one of certain elections (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a fiscal year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding fiscal years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount of the excess distribution or gain allocated to the fiscal year of such excess distribution or gain and to any fiscal years in the U.S. Holder’s holding period prior to the first fiscal year in which we are classified as a PFIC (each such fiscal year, a pre-PFIC year) will be taxable as ordinary income; and

•

the amount of the excess distribution or gain allocated to each prior fiscal year, other than the current fiscal year of such excess distribution or gain or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that other fiscal year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other fiscal year.

If we are a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares and any of our non-United States subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

If we are a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares it holds at their fair market value and any gain from such deemed sale would be subject to the rules described in the preceding two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent fiscal year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. Each U.S. Holder is strongly urged to consult its tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to the U.S. Holder.

As an alternative to the foregoing rules, a U.S. Holder of  “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs, provided that the ADSs are “regularly traded” (as specially defined) on NASDAQ, which is a qualified exchange or other market for these purposes. No assurances may be given regarding whether the ADSs will qualify, or will continue to be qualified, as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each fiscal year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the fiscal year over the U.S. Holder’s adjusted tax basis in such ADSs and (2) deduct as an ordinary loss the excess, if any, of the U.S. Holder’s adjusted tax basis in the ADSs over the fair market value of such ADSs held at the end of the fiscal year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries or other corporate entities in which we own equity interests that are classified as PFICs.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on the ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year. In addition, if a U.S. Holder owns the ADSs or ordinary shares during any fiscal year that we are a PFIC, the holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on, and proceeds from the sale or other disposition of, the ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Citigroup Global Markets Inc. and China International Capital Corporation Hong Kong Securities Limited are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated in the following table.

Name	Number of ADSs
Citigroup Global Markets Inc.
China International Capital Corporation Hong Kong Securities Limited
Haitong International Securities Company Limited
Tiger Brokers (NZ) Limited
Valuable Capital Limited
Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$                 per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States of America. The address of China International Capital Corporation Hong Kong Securities Limited is 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. The address of Haitong International Securities Company Limited is 22/F, Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong. The address of Tiger Brokers (NZ) Limited is Level 16, 191 Queen Street, Auckland Central, New Zealand, 1010. The address of Valuable Capital Limited is Room 2808, 28th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional                  ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by us	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$
Total

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$                .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. Haitong International Securities Company Limited will offer the ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Haitong International Securities (USA) Inc. Tiger Brokers (NZ) Limited, or TBNZ is not a broker-dealer registered with the SEC. To the extent that its conduct may involve the offer or sale of ADSs to investors in the United States, those offers or sales will be made through US Tiger Securities, Inc., TBNZ’s SEC-registered broker-dealer affiliate in the United States. Valuable Capital Limited is not a broker-dealer registered with the SEC, and it does not intend to make any offers or sales of the ADSs within the United States or to any U.S. persons.

We have applied to list our ADSs on the Nasdaq Stock Market under the trading symbol “QH.”

We [and our directors, executive officers, existing shareholders and options holders] have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the preceding paragraph are subject to certain exceptions.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to the underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering.

This document:

(a) does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) (the “Corporations Act”);

(b) has not been, and will not be, lodged with the Australian Securities & Investments Commission, as a disclosure document for the purposes of Corporations Act and does not purport to include the information required of a prospectus, product disclosure document or other disclosure document for the purposes of the Corporations Act; and

(c) may only be provided in Australia to select investors, or the Exempt Investor, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Any person acquiring securities must observe such Australian on-sale restrictions. This document contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The ADSs may be sold in Canada only to purchasers in the provinces of Ontario, Quebec, Alberta and British Columbia purchasing, or deemed to be purchasing on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

By purchasing the ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to the underwriters and the dealers from whom the purchase confirmation is received that:

(a) the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

(b) the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

(c) where required by law, the purchaser is purchasing as principal and not as agent, and

(d) the purchaser has reviewed the resale restriction above.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the Canadian purchasers are hereby notified that the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the

Markets Rules 2012 of the Dubai Financial Services Authority, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document, you should consult an authorized financial adviser.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of ADSs may be made to the public in that Relevant Member State other than at any time:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of ADSs shall require the Company or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a

“prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ADSs have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan. Accordingly, none of the ADSs nor any interests therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been and will not be registered under the Financial Investment Services and Capital Markets Act of Korea and the decrees and regulations thereunder, and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than to persons falling within the categories specified under Schedule 6 or Section 229(l)(b), Schedule 7 or

Section 230(l)(b) and Schedule 8 or Section 257(3) of the Capital Market and Services Act, 2007 of Malaysia: (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007. The Securities Commission of Malaysia shall not be liable for any non-disclosure on the part of the Company and assumes no responsibility for the correctness of any statements made or opinions or reports expressed in this prospectus.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar

The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the board of the Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. By accepting this prospectus and other information relating to the offering of the securities in the Kingdom of Saudi Arabia, each recipient represents that he is a “sophisticated investor”, as set out in the prospectus.

Singapore

This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time (together, the “SFA”), (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is:

(a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

Notification under Section 309B(1)(c) of the SFA: We have determined that the ADSs shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document, any other offering or marketing material relating to the securities does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority or be publicly distributed or otherwise made publicly available in Switzerland. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates other than in compliance with the laws of the United Arab Emirates governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out above.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA filing fee, and NASDAQ market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
NASDAQ Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation with respect to U.S. federal securities law and New York State law in connection with this offering. The underwriters are being represented by Latham & Watkins LLP with respect to certain legal matters as to U.S. federal securities and New York State law. The validity of Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Tian Yuan Law Firm. Wilson Sonsini Goodrich & Rosati, Professional Corporation may rely upon Maples and Caldar (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon Tian Yuan Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Quhuo Limited at December 31, 2018 and 2019, and for each of the three years in the period ended December 31, 2019, appearing in this prospectus and registration statement have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The office of Ernst & Young Hua Ming LLP is located at 50/F, Shanghai World Financial Center, 100 Century Avenue, Pudong New Area, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs to be sold in this offering. A related registration statement on Form F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

QUHUO LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Quhuo Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quhuo Limited (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/  Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2019

Shanghai, the People’s Republic of China

April 17, 2020

QUHUO LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2018	2019	2019
		RMB	RMB	US$
ASSETS:
Current assets:
Cash		17,343	126,779	18,211
Short-term investments		74,165	56,275	8,083
Accounts receivable, net of allowance of RMB 378 and RMB 25 (US$ 4) as of December 31, 2018 and 2019, respectively	6	156,368	276,966	39,784
Prepayments and other current assets	7	17,487	43,058	6,185
Amounts due from related parties	23	25,748	18,392	2,642

Total current assets		291,111	521,470	74,905

Non-current assets:
Property and equipment, net	8	11,358	25,632	3,682
Intangible assets, net	10	57,896	66,818	9,598
Long-term investments	9	10,501	1,715	246
Goodwill	5, 11	16,412	26,231	3,768
Deferred tax assets	17	1,724	3,893	559
Amounts due from related parties	23	4,065	—	—
Other non-current assets	12	76,549	98,137	14,096

Total non-current assets		178,505	222,426	31,949

Total assets		469,616	743,896	106,854

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT:

Current liabilities (including current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB 240,449 and RMB 452,012 (US$ 64,928) as of December 31, 2018 and 2019, respectively):

Accounts payable		144,100	232,276	33,364
Accrued expenses and other current liabilities	13	27,719	75,825	10,894
Short-term debt	14	68,630	143,979	20,681

Total current liabilities		240,449	452,080	64,939

Non-current liabilities (including non-current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB 24,734 and RMB 37,264 (US$ 5,352) as of December 31, 2018 and 2019, respectively):

Deferred tax liabilities	17	4,559	2,556	367
Long-term debt	14	5,682	11,942	1,715
Other non-current liabilities	15	14,493	22,766	3,270

Total non-current liabilities		24,734	37,264	5,352

Total liabilities		265,183	489,344	70,291

Commitments and contingencies	22

QUHUO LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31			Proforma shareholders’ equity (unaudited)
	Notes	2018	2019	2019	2019	2019
		RMB	RMB	US$	RMB	US$
Mezzanine equity:
Series A redeemable convertible preferred shares (US$0.0001 par value; 1,335,370 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	18	46,130	46,130	6,626	—	—
Series B redeemable convertible preferred shares (US$0.0001 par value; 9,500,030 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	18	332,251	332,251	47,725	—	—
Series C-1 redeemable convertible preferred shares (US$0.0001 par value; 5,107,720 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	18	193,609	193,609	27,810	—	—
Series C-2 redeemable convertible preferred shares (US$0.0001 par value; 2,377,370 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	18	96,569	96,569	13,871	—	—
Series D redeemable convertible preferred shares (US$0.0001 par value; 5,810,610 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	18	362,442	362,442	52,062	—	—

Total mezzanine equity		1,031,001	1,031,001	148,094	—	—

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 475,868,900 shares authorized, 24,475,310 shares issued and 14,972,760 shares outstanding as of December 31, 2018 and 2019)		17	17	2	—	—
Class A ordinary shares (US$0.0001 par value; none authorized, issued and outstanding as of December 31, 2018 and 2019; [ ] shares authorized, 42,309,780 shares issued, and 32,807,230 shares outstanding on a pro forma basis)		—	—	—	30	4

QUHUO LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31			Proforma shareholders’ equity (unaudited)
	Notes	2018	2019	2019	2019	2019
		RMB	RMB	US$	RMB	US$
Class B ordinary shares (US$0.0001 par value; none authorized, issued and outstanding as of December 31, 2018 and 2019; [ ] shares authorized, 6,296,630 shares issued and outstanding on a pro forma basis)		—	—	—	4	1
Additional paid-in capital		369,352	434,151	62,362	1,487,467	213,661
Accumulated deficit		(1,200,492)	(1,212,257)	(174,130)	(1,234,589)	(177,338)
Accumulated other comprehensive loss		—	(1,231)	(177)	(1,231)	(177)

Total Quhuo Limited shareholders’ deficit		(831,123)	(779,320)	(111,943)	251,681	36,151

Non-controlling interests		4,555	2,871	412	2,871	412

Total shareholders’ deficit		(826,568)	(776,449)	(111,531)	254,552	36,563

Total liabilities, mezzanine equity, non-controlling interests and shareholders’ deficit		469,616	743,896	106,854	743,896	106,854

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2017	2018	2019	2019
		RMB	RMB	RMB	US$
Revenues:
From third parties	4	540,040	1,474,475	2,055,789	295,296
From related parties	23	114,762	—	—	—

Total revenue		654,802	1,474,475	2,055,789	295,296
Cost of revenues		(626,193)	(1,357,837)	(1,893,513)	(271,986)

Gross profit		28,609	116,638	162,276	23,310

Operating expenses:
General and administrative		(46,816)	(161,839)	(161,160)	(23,149)
Research and development		(3,222)	(6,702)	(9,730)	(1,398)
Loss on disposal of intangible assets, net		—	—	(3,840)	(552)

Total operating expenses		(50,038)	(168,541)	(174,730)	(25,099)

Operating loss		(21,429)	(51,903)	(12,454)	(1,789)

Interest income		104	44	275	40
Interest expense		(1,364)	(3,913)	(6,093)	(875)
Other income, net (including other income from a related party of nil, RMB 7,844 and nil for the year of 2017, 2018 and 2019, respectively)		10,377	16,274	27,730	3,983
Share of net (loss) income from equity method investees		—	(1,449)	162	23
Foreign exchange (loss) gain		(1,252)	631	(1,489)	(214)

(Loss) income before income tax		(13,564)	(40,316)	8,131	1,168
Income tax expense	17	(405)	(3,979)	(21,580)	(3,100)

Net loss		(13,969)	(44,295)	(13,449)	(1,932)

Net loss attributable to non-controlling interests		—	1,681	1,684	242

Net loss attributable to ordinary shareholders of Quhuo Limited		(13,969)	(42,614)	(11,765)	(1,690)

Loss per share:
Basic and diluted	19	(0.93)	(2.85)	(0.79)	(0.11)

Shares used in loss per share computation:
Basic and diluted	19	14,972,760	14,972,760	14,972,760	14,972,760

Pro forma loss per share:
Basic and diluted	20			(0.30)	(0.04)

Shares used in pro forma loss per share computation:
Basic and diluted	20			39,103,860	39,103,860

The accompanying notes are an integral part of these consolidated financial statements

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2017	2018	2019	2019
		RMB	RMB	RMB	US$
Other comprehensive loss:
Foreign currency translation adjustment:		—	—	(1,231)	(177)

Comprehensive loss		(13,969)	(44,295)	(14,680)	(2,109)
Comprehensive loss attributable to non-controlling interests		—	1,681	1,684	242
Comprehensive loss attributable to ordinary shareholders of Quhuo Limited		(13,969)	(42,614)	(12,996)	(1,867)

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of outstanding ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss *	Quhuo Limited shareholders’ deficit	Non-controlling interests	Total shareholders’ deficit
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	14,972,760	17	144,421	(1,143,909)	—	(999,471)	—	(999,471)
Net loss	—	—	—	(13,969)	—	(13,969)	—	(13,969)
Capital contributions by shareholders	—	—	94,450	—	—	94,450	—	94,450
Purchase consideration for a business acquisition (note 5)	—	—	8,865	—	—	8,865	—	8,865
Share-based compensation (note 16)	—	—	3,299	—	—	3,299	—	3,299

Balance as of December 31, 2017	14,972,760	17	251,035	(1,157,878)	—	(906,826)	—	(906,826)

Net loss	—	—	—	(42,614)	—	(42,614)	(1,681)	(44,295)
Business acquisitions (note 5)	—	—	—	—	—	—	1,336	1,336
Capital contributions from non-controlling interests of a subsidiary	—	—	—	—	—	—	4,900	4,900
Capital contributions by shareholders	—	—	28,695	—	—	28,695	—	28,695
Share-based compensation (note 16)	—	—	89,622	—	—	89,622	—	89,622

Balance as of December 31, 2018	14,972,760	17	369,352	(1,200,492)	—	(831,123)	4,555	(826,568)

Net loss	—	—	—	(11,765)	—	(11,765)	(1,684)	(13,449)
Other comprehensive loss	—	—	—	—	(1,231)	(1,231)	—	(1,231)
Share-based compensation (note 16)	—	—	64,799	—	—	64,799	—	64,799
Balance as of December 31, 2019	14,972,760	17	434,151	(1,212,257)	(1,231)	(779,320)	2,871	(776,449)

Balance as of December 31, 2019 in US$	—	2	62,362	(174,130)	(177)	(111,943)	412	(111,531)

*	Accumulative other comprehensive loss includes only foreign currency translation adjustment for the year ended December 31, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2017	2018	2019	2019
		RMB	RMB	RMB	US$
Cash flows from operating activities
Net loss		(13,969)	(44,295)	(13,449)	(1,932)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation		232	1,111	3,479	499
Amortization		2,237	9,021	10,632	1,527
Deferred income taxes		(94)	(2,447)	(9,322)	(1,339)
Impairment of intangible assets		3,635	804	923	133
Provision for accounts receivable		413	394	65	10
Provision for other receivables		1,887	838	629	90
Share-based compensation	16	3,299	89,622	64,799	9,308
Unrealized foreign exchange loss (gain)		80	(179)	(10)	(1)
(Gain) loss on disposals of intangible assets		(121)	(930)	3,840	552
Net loss on disposals of property and equipment		—	38	—	—
Gain on disposal of long-term investment		—	—	(1,037)	(149)
Share of net loss (income) from equity method investees		—	1,449	(162)	(23)
Changes in fair value of contingent considerations	24	—	—	1,000	144

Changes in operating assets and liabilities:
Amounts due from related parties		5,074	(25,922)	11,422	1,641
Accounts receivable		(50,859)	(15,729)	(112,386)	(16,143)
Prepayments and other current assets		(26,415)	23,672	(11,343)	(1,629)
Other non-current assets		(16,470)	(28,160)	(51,803)	(7,441)
Accounts payable		64,343	4,544	78,797	11,318
Accrued expenses and other current liabilities		(2,384)	(649)	12,682	1,821
Income taxes payable		—	29	15,142	2,175
Other non-current liabilities		497	6,596	13,726	1,972

Net cash (used in) provided by operating activities		(28,615)	19,807	17,624	2,533

Cash flows from investing activities
Purchase of short-term investments		(50,403)	(2,578,512)	(2,691,570)	(386,620)
Proceeds from sales of short-term investments		25,000	2,554,750	2,715,000	389,985
Purchase of long-term investments		(700)	(2,250)	(1,015)	(146)
Prepayment for long-term investments		(9,000)	(30,215)	—	—
Proceeds from disposal of long-term investment		—	—	11,000	1,580
Acquisitions of businesses, net of cash acquired	5	(8,476)	(7,008)	(2,478)	(356)
Purchase of property and equipment		(1,211)	(3,864)	(17,753)	(2,550)
Proceeds from disposals of property and equipment		—	854	—	—
Acquisitions of intangible assets		(20,433)	(32,484)	(21,868)	(3,141)
Proceeds from disposals of intangible assets		121	4,448	21,167	3,040

Net cash (used in) provided by investing activities		(65,102)	(94,281)	12,483	1,792

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2017	2018	2019	2019
		RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from short-term debt	14	63,300	85,800	116,000	16,662
Repayments of short-term debt	14	(86,400)	(36,900)	(45,800)	(6,579)
Proceeds from long-term debt	14	—	—	15,177	2,180
Repayments of long-term debt	14	—	—	(3,768)	(541)
Capital contributions by shareholders	18	94,450	28,695	—	—
Payments of deferred IPO costs		—	—	(1,059)	(152)
Capital contributions from non-controlling interests of a subsidiary		—	4,900	—	—

Net cash provided by financing activities		71,350	82,495	80,550	11,570

Effect of exchange rate changes on cash		(80)	179	(1,221)	(175)
Net (decrease) increase in cash		(22,447)	8,200	109,436	15,720
Cash, at the beginning of year		31,590	9,143	17,343	2,491

Cash, at the end of year		9,143	17,343	126,779	18,211

Supplemental disclosures of cash flow information:
Interest paid		1,300	3,777	5,935	853
Income tax paid		2	77	835	120

Supplemental disclosures of non-cash investing activities:
Purchase of property and equipment included in short-term and long-term debt	14	—	8,512	—	—
Non-cash consideration for business acquisition	5	8,865	—	—	—
Contingent consideration for business acquisition included in other non-current liabilities	5	—	7,400	—	—
Extinguishment of pre-existing receivables included in non-current assets as a result of business acquisition	5	—	—	11,165	1,604

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities

Quhuo Limited (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity as a whole) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on June 13, 2019. The Company, through its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity, are principally engaged in providing end-to-end operational solutions to on-demand consumer service businesses in industries, including food delivery, bike-sharing and ride-hailing in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own.

The Company commenced operations through Beijing Quhuo Technology Co., Ltd. in 2012. In preparation of its initial public offering (“IPO”) in the United States, the Company underwent a series of restructuring in 2019 (the “Restructuring”) in order to establish the Company as the parent company and Beijing Quhuo Technology Co., Ltd. (“Beijing Quhuo” or the “VIE”) as the variable interest entity of the Company. On June 14, 2019, the Company incorporated a wholly-owned subsidiary, Quhuo Investment Limited (“Quhuo BVI”) in the British Virgin Islands (“BVI”). On June 17, 2019, the Company incorporated another wholly-owned subsidiary, Quhuo Technology Investment (Hong Kong) Limited (“Quhuo HK”) in Hong Kong. On July 31, 2019, the Company incorporated a wholly-owned subsidiary, Beijing Quhuo Information Technology Co., Ltd. (“WFOE”) in the PRC.

On August 23, 2019 (the “Restructuring Date”), the Company obtained control of Beijing Quhuo through a series of contractual agreements among WFOE, the VIE, and the VIE’s registered shareholders (the “VIE Agreements”). Accordingly, the business operations of the VIE were transferred to the Company, and the Company issued a total of 24,475,310 ordinary shares (including 9,502,550 ordinary shares issued but deemed not outstanding and held by the Company’s share-based payment trust) as well as 1,335,370 of Series A preferred shares, 9,500,030 of Series B preferred shares, 5,107,720 of Series C-1 preferred shares, 2,377,370 of Series C-2 preferred shares, and 5,810,610 of Series D preferred shares as consideration.

As the shareholding in Beijing Quhuo immediately before the Restructuring was identical to the shareholding in the Company immediately after the Restructuring, the Restructuring was accounted for a transaction between entities under common ownership, in a manner similar to a pooling of interests. The accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. Furthermore, the Series A, Series B, Series C-1, Series C-2 and Series D preferred shares were recorded at fair value on the Restructuring Date and presented on a retroactive basis.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities (continued)

As of December 31, 2019, the Company’s principal subsidiaries, VIE and subsidiaries of the VIE are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries of the Company
Quhuo Investment Limited (“Quhuo BVI”)	June 14, 2019	BVI	100%	Investment holding
Quhuo Technology Investment (Hong Kong) Limited (“Quhuo HK”)	June 17, 2019	Hong Kong	100%	Investment holding
Beijing Quhuo Information Technology Co., Ltd. (“WFOE”)	July 31, 2019	PRC	100%	Development of computer software and applications

Variable interest entity
Beijing Quhuo Technology Co., Ltd. (“Beijing Quhuo” or the “VIE”)	March 3, 2012	PRC	Nil	Development of computer software and applications; Investment holding

Subsidiaries of the VIE
Shanghai Quhuo Network Technology Co., Ltd. (“Shanghai Quhuo”)	April 4, 2014	PRC	Nil	On-demand food delivery
Ningbo Xinying Network Technology Co., Ltd. (“Ningbo Xinying”)	December 15, 2016	PRC	Nil	On-demand food delivery
Nantong Runda Marketing Planning Co., Ltd. (“Nantong Runda”)	February 28, 2018	PRC	Nil	On-demand food delivery
Shanghai Yijida Network Technology Co., Ltd. (“Shanghai Yijida”)	September 7, 2015	PRC	Nil	On-demand food delivery
Ningbo Desheng Wanchun Network Technology Co., Ltd. (“Desheng Wanchun”)	December 21, 2016	PRC	Nil	Labor services
Huadian Tianze Enterprise Management Service Co., Ltd. (“Huadian Tianze”)	September 30, 2017	PRC	Nil	On-demand food delivery
Ningbo Quhuo Network Technology Co., Ltd. (“Ningbo Quhuo”)	December 14, 2016	PRC	Nil	On-demand food delivery
Ningbo Dagong Network Technology Co., Ltd. (“Ningbo Dagong”)	January 5, 2018	PRC	Nil	Bike-sharing maintenance
Jiangxi Youke Automobile Rental Service Co., Ltd. (“Jiangxi Youke”)	April 8, 2018	PRC	Nil	Ride-hailing
Shanghai Xianqiao Information Technology Co., Ltd. (“Shanghai Xianqiao”)	March 31, 2019	PRC	Nil	On-demand food delivery

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities (continued)

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business primarily through the VIE and the subsidiaries of the VIE. The Company, through the WFOE, entered into power of attorney agreements and an exclusive call option agreement with the nominee shareholders of the VIE, that gave the WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. Certain exclusive agreements were entered into with the VIE through the WFOE, which obligate the WFOE to absorb a majority of the risk of loss from the VIE’s activities and entitle the WFOE to receive a majority of its residual returns. In addition, the WFOE entered into an equity interest pledge agreement for equity interests in the VIE held by the nominee shareholders of the VIE. The Company also agreed to provide unlimited financial support to the VIE for its operations.

Despite the lack of technical majority ownership, the Company has effective control of the VIE through the VIE Agreements and a parent-subsidiary relationship exists between the Company and the VIE. Through the VIE Agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to the Company. In addition, through the other exclusive agreements, which consist of exclusive call option agreement, exclusive business cooperation agreement, and equity interest pledge agreement, the Company, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from the VIE that could be potentially significant to the VIE. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE. Therefore, the Company is considered the primary beneficiary of the VIE and consolidates the VIE and its consolidated subsidiaries as required by SEC Regulation S-X Rule 3A-02 and Accounting Standard Codification (“ASC”) topic 810, Consolidation (“ASC 810”).

The following is a summary of the VIE Agreements:

Power of Attorney Agreements

Pursuant to the power of attorney agreements signed between Beijing Quhuo’s nominee shareholders and the WFOE, each nominee shareholder irrevocably appointed the WFOE as its attorney-in-fact to exercise on each nominee shareholder’s behalf any and all rights that each nominee shareholder has in respect of its equity interest in Beijing Quhuo, including, but not limited to executing the exclusive right to exclusive call option agreement, the voting rights and the right to appoint directors and executive officers of Beijing Quhuo. This agreement is effective and irrevocable as long as the nominee shareholder remains a shareholder of Beijing Quhuo.

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement entered into between Beijing Quhuo’s nominee shareholders and the WFOE, the nominee shareholders irrevocably granted the WFOE a call option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the, or any or all of the assets of the VIE, to the WFOE, or their designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Without the WFOE’s prior written consent, the VIE and its nominee shareholders cannot amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interests, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees, or enter into any

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities (continued)

Exclusive Call Option Agreement (continued)

material contracts except those in the ordinary course of business. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders are required to transfer all received distribution to the WFOE or its designees. This agreement is not terminated until all of the equity interests of the VIE are transferred to the WFOE or the person(s) designated by the WFOE. None of the nominee shareholders have the right to terminate or revoke the agreement under any circumstance unless otherwise regulated by law.

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement entered into by the WFOE and Beijing Quhuo, the WFOE provides exclusive technical support and consulting services in return for fees based on 100% of Beijing Quhuo’s net profit, which is adjustable at the sole discretion of the WFOE. Without the WFOE’s consent, the VIE and its subsidiaries cannot procure services from any third party or enter into similar service arrangements with any other third party, other than the WFOE. In addition, the VIE granted the WFOE an exclusive right to purchase any or all of the business or assets of each of the profitable VIE and its subsidiaries at the lowest price permitted under PRC law. This agreement is irrevocable or can only be unilaterally revoked/amended by the WFOE.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreements, Beijing Quhuo’s nominee shareholders represent all of the VIE’s equity interests have been pledged to the WFOE as continuing first priority security interest to guarantee the nominee shareholders’ and the VIE’s obligations under the power of attorney agreements, the exclusive call option agreement and the exclusive business cooperation agreement. The WFOE is entitled to collect dividends during the effective period of the share pledge unless it agrees otherwise in writing. If Beijing Quhuo or any of the nominee shareholders breach its contractual obligations, the WFOE will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Beijing Quhuo in accordance with PRC law. None of the nominee shareholders may assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE without the written consent of the WFOE. This agreement is not terminated until all of the technical support and consulting and service fees are fully paid under the exclusive business cooperation agreement and all of Beijing Quhuo’s obligations have been terminated under the other controlling agreements. The Company has registered the equity interest pledge with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Financial support undertaking letter

Pursuant to the financial support undertaking letter, the Company is obligated to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations. The Company will not request repayment of the loans or borrowings if the VIE or its nominee shareholders do not have sufficient funds or are unable to repay.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities (continued)

Resolutions of directors of Quhuo Limited (the “Resolutions”)

The Board of Directors resolved that the Board of Directors or any person authorized by it shall cause the WFOE to exercise its rights under the power of attorney agreements and the exclusive call option agreement when the authorized officer designated by the Board of Directors determines that such exercise is in the best interests of the Company and the WFOE to do so.

In the opinion of the Company’s legal counsel, (i) the ownership structure of the PRC subsidiaries and the VIE, both currently and immediately after giving effect to the IPO, does not and will not violate applicable PRC laws and regulations; (ii) each of the VIE Agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws or regulations and will not violate applicable PRC laws or regulations; (iii) the financial support letter issued by the Company to the VIE, dated on August 23, 2019, and the resolutions contained in the Resolutions are valid in accordance with the articles of association of the Company.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of the Company’s legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the Company is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities (continued)

As of December 31, 2019, RMB227,110 of accounts receivable and RMB23,602 of property and equipment of the VIE were pledged or collateralized. Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary WFOE. The Company did not provide any financial or other support to the VIE other than what is obligated by the agreements described above. The table sets forth the assets and liabilities of the VIE’s included in the Company’s consolidated balance sheets:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
ASSETS:
Current assets:
Cash	17,343	126,677	18,196
Short-term investments	74,165	56,275	8,083
Accounts receivable	156,368	276,966	39,784
Prepayments and other current assets	17,487	43,058	6,185
Amounts due from related parties	25,748	18,392	2,642

Total current assets	291,111	521,368	74,890

Non-current assets:
Property and equipment, net	11,358	25,632	3,682
Intangible assets, net	57,896	66,818	9,598
Long-term investments	10,501	1,715	246
Goodwill	16,412	26,231	3,768
Deferred tax assets	1,724	3,893	559
Amounts due from related parties	4,065	—	—
Other non-current assets	76,549	98,137	14,096

Total non-current assets	178,505	222,426	31,949

Total assets	469,616	743,794	106,839

LIABILITIES:
Current liabilities:
Accounts payable	144,100	232,276	33,364
Accrued expenses and other current liabilities	27,719	75,757	10,883
Short-term debt	68,630	143,979	20,681

Total current liabilities	240,449	452,012	64,928

Non-current liabilities:
Deferred tax liabilities	4,559	2,556	367
Long-term debt	5,682	11,942	1,715
Other non-current liabilities	14,493	22,766	3,270

Total non-current liabilities	24,734	37,264	5,352

Total liabilities	265,183	489,276	70,280

The VIE’s net asset balance was RMB204,433 and RMB254,518 (US$36,559) as of December 31, 2018 and 2019, respectively.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities (continued)

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive loss for the years ended December 31, 2017, 2018 and 2019, respectively:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenue	654,802	1,474,475	2,055,789	295,296
Net loss	(13,969)	(44,295)	(11,992)	(1,723)

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows for the years ended December 31, 2017, 2018 and 2019, respectively:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net cash (used in) provided by operating activities	(28,615)	19,807	17,521	2,517
Net cash (used in) provided by investing activities	(65,102)	(94,281)	12,484	1,793
Net cash provided by financing activities	71,350	82,495	80,550	11,570
Effect of exchange rate changes on cash	(80)	179	(1,221)	(175)
Net (decrease) increase in cash	(22,447)	8,200	109,334	15,705

2.	Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries of the VIE. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable, useful lives of property, equipment and intangible assets, impairment of long-lived assets, goodwill and long-term investments, purchase price allocation with respect to business combinations, the fair value of redeemable convertible preferred shares, valuation allowance for deferred tax assets and share-based compensation. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Use of estimates (continued)

judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency

The functional currency of the Company, Quhuo BVI and Quhuo HK is the United States Dollars (“US$”). The functional currency of WFOE, the VIE and subsidiaries of the VIE located in the PRC is Renminbi (“RMB”). The Company uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ deficit.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.9618 on December 31, 2019 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash on hand, demand deposits and time deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use. There are no restricted cash for the periods presented.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Company considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Short-term investments

Short-term investments consist of investments in commercial bank deposits with original maturities of greater than three months, but less than twelve months.

Long-term investments

Prior to January 1, 2019, the Company accounted for equity investments over which the Company does not have significant influence using the cost method in accordance with ASC 325-20, Investments-Other: Cost Method Investments. Under cost method, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings.

Beginning on January 1, 2019, the Company adopted ASU No. 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), pursuant to which, equity investments with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. There was no material impact to the Company’s consolidated financial statements from the adoption of ASU 2016-01.

Fair value measurements

Financial instruments of the Company primarily include cash, short-term investments, accounts receivable, other receivables, accounts payable and accrued liabilities, other receivables, amounts due from and due to related parties, long-term investments, deposits, contingent consideration payable, short-term debt, long-term debt and redeemable convertible preferred shares. The Company applies ASC 820, Fair Value Measurements and Disclosures (‘‘ASC 820’’), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The short-term investments are measured at fair value. The redeemable convertible preferred shares were initially recorded at fair value as of the issuance date. Equity method investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. For investments in equity securities without readily determinable fair value, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Company reviews the investments for impairment whenever events or changes in circumstances indicate that the carrying amount may no longer be recoverable. The carrying amounts of the remaining financial instruments, except for long-term debt and deposits, approximate their fair values because of their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Category	Estimated Useful Lives
Furniture	5 years
Electronic equipment	3 years
Vehicles	5 years
Leasehold improvement	Over the shorter of the terms or the estimated useful lives

Repair and maintenance costs are charged to expense as incurred. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated Economic Lives
Customer relationships	5-8 years
Purchased software	3 years

Impairment of long-lived assets other than goodwill

The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Impairment of long-lived assets other than goodwill (continued)

an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available.

Business combination

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities the Company acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The excess of the total of cost of acquisition, over the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the businesses acquired, the difference is recognized directly in earnings. Transaction costs directly attributable to the acquisitions are expensed as incurred.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed, and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which the cash flow projections are based, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Goodwill

In accordance with ASC 350, Intangibles—Goodwill and Others (‘‘ASC 350’’), the Company assigns and assesses goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. Goodwill was allocated to the reporting units that are expected to benefit from the business combinations (Note 11).

Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company early adopted ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (‘‘ASU 2017-04’’), pursuant to which the Company will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company performed a quantitative test to assess whether the fair value of its reporting units was in excess of their carrying amounts. The impairment test utilized an income method based on a discounted

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Goodwill (continued)

future cash flow approach. No impairment of goodwill was recorded for the years ended December 31, 2017, 2018 and 2019.

Revenue recognition

Effective January 1, 2017, the Company elected to early adopt the requirements of ASC 606, Revenue from Contracts with Customers (“ASC 606”) using the full retrospective method. The Company applies the five-step model outlined in ASC 606. The Company accounts for a contract when it has approval and commitment from the customer, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The adoption of ASC 606 did not have a material impact on the Company’s accumulated deficit balance as of January 1, 2017.

The Company generates its revenue from its on-demand consumer service business, primarily from on-demand food delivery solution services provided to online food ordering platforms operated by industry customers in the PRC and some other third parties. The Company also generates revenue from its bike-sharing maintenance solution services provided to bike-sharing companies and from ride-hailing solution services.

On-demand food delivery solutions

The Company enters into delivery service agreements to provide an integrated on-demand food delivery solution services to industry customers. Industry customers generally divide their intracity food delivery network into a number of delivery areas, while, the Company is responsible for providing delivery solution service to fulfill all on-demand food delivery orders on a daily and an if-needed basis within specified delivery areas that are managed by the Company.

The Company manages its delivery rider groups to make sure there are sufficient delivery riders to fulfill all the orders within the delivery areas and assures that the quality of delivery solution services is in compliance with service standards.

The Company has determined its obligation is to stand ready to fulfill all the delivery orders and considered the series of services as a single performance obligation. The customers receive the benefit of the services and the Company has the right to payment as the services are performed over the term of month-to-month contracts or the one-year contract. The Company charges delivery service fees to industry customers based on the number of orders completed at a fixed rate per order, subject to adjustments based on the monthly performance of the services. Revenues are variable based on volume of delivery orders and monthly performance results. The variable consideration becomes fixed at the end of the month when the uncertainty on monthly performance evaluation is resolved. The Company recognizes on-demand food delivery solution service revenue as it provides the services.

Consideration payable to the customer that is not in exchange for a distinct good or service is recognized as a reduction of revenue. When the Company makes an upfront payment to a customer for entering into a new contract, the substance of the payment is generally made to secure an relationship with the customer to generate future revenues. The upfront payment is initially recognized as a non-current asset and reduces revenues on a straight-line basis over anticipated relationship period. The anticipated relationship period is generally 8 years and will be reassessed on an annual basis.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Revenue recognition (continued)

Principal versus agent considerations

In accordance with ASC 606, the Company evaluates whether it is appropriate to record the revenue on gross or net basis based on whether it controls the service provided to its customers and acts as a principal (i.e. “gross”), or the Company arranges for outsourced riders to provide the service to the customers and acts as an agent in each of its revenue streams (i.e. “net”). Judgment is required in determining whether the Company is principal or agent for on-demand food delivery solutions.

The Company concludes it controls the service provided by delivery riders to customers as (i) the Company is primarily responsible for the fulfillment of the contract and assure services are acceptable by the customer; (ii) the Company needs maintains sufficient delivery riders in order to deliver all on-demand food delivery orders within delivery areas on a daily and an if-needed basis; (iii) the Company can direct the right to use delivery riders’ services as it chooses (e.g. to fulfill one customer’s contract or to fulfill another customer’s contract), and (iv) the Company has the ultimate discretion to set up the price of the service with customers.

Bike-sharing maintenance solutions

The Company derives revenue from service fees paid by a bike-sharing company for daily maintenance services provided. The Company’s bike-sharing maintenance solutions include maintaining of orderliness of bikes, redistribution and transportation of idled bikes based on end users’ usage patterns within a designated area, and identification and transportation of malfunctioning bikes.

The Company has determined its obligation is to perform maintenance services on the term of a month-to-month contract and considered the series of services as a single performance obligation. The customer receives the benefit of the services and the Company has the right to payment as the service are performed. The Company charges maintenance service fees to the bike-sharing company based on the number of service hours and the number of bikes transported. Revenues are variable based on volume of service performed and the Company recognizes maintenance services revenue as the services are rendered. The Company believes that this method provides a faithful depiction of the transfer of service over the term of performance obligation.

Pursuant to ASC 606-10-32-2A, the Company has elected to exclude from revenue sales taxes and other similar taxes that are both imposed on and are concurrent with revenue producing transactions. Therefore, revenues are recognized net of value added taxes (“VAT”).

Practical Expedients

The Company has utilized the practical expedient available under ASC 606-10-50-14 to not to disclose information about its remaining performance obligations because the Company’s contracts with customers generally have an expected duration less than one year.

Payment term

Payment terms and conditions vary by contract type, although the Company’s terms generally include a requirement of payment within 30 to 90 days since billing is issued. In instances where the timing of revenue recognition differs from the timing of payment, the Company has determined that its contracts do not include a significant financing component.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Revenue recognition (continued)

Ride-hailing solutions

Beginning in October 2018, the Company generated revenue from ride-hailing solution services primarily from car rental fees paid by ride-hailing drivers. The Company primarily derives revenues from rental fees under its car leasing agreements with ride-hailing drivers. These arrangements are classified as operating leases as defined within ASC 840, Leases (“ASC 840”). The Company recognizes revenue from these arrangements on a straight-line basis over the lease term.

In addition, the Company also provided ride-hailing management services to certain ride-hailing platform as an agent by connecting ride-hailing drivers and the ride-hailing platform. Accordingly, the Company recognizes revenue on a net basis in accordance with ASC 606. Revenue generated from this arrangement was not material for the period presented.

Cost of revenue

Cost of revenue consists primarily of labor costs related to the outsourced workforce, rental expenses, amortization of customer relationships, on-demand delivery supplies, workforce insurance costs, depreciation of property and equipment and other costs directly attributable to the Company’s revenue generating activities.

Research and development

Research and development expenses primarily consist of salaries and benefits for research and development personnel engaging in software or platform development. The Company expenses research and development costs as they are incurred.

Employee benefit expenses

All eligible employees of the Company are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed. The Company has no further payment obligations once the contributions have been paid. The Company recorded employee benefit expenses of RMB3,861, RMB4,417 and RMB5,531 (US$794) for the years ended December 31, 2017, 2018 and 2019, respectively.

VAT

Pursuant to the PRC tax legislation, VAT is generally imposed in lieu of business tax in the modern service industries, on a nationwide basis. VAT of 6% applies to revenue derived from the provision of on-demand food delivery services and bike-sharing maintenance services. Prior to April 1, 2019, VAT of 16% applied to revenue derived from the rendering of car rental services. Subsequent to April 1, 2019, VAT of 13% applies to revenue derived from the rendering of car rental services. The Company is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or, d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their respective lease term. The Company leases certain office space, service stations and vehicles under non-cancelable operating leases. Certain lease agreements contain rent holidays, which are considered in determining the straight-line rent expense to be recorded over the lease term.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (‘‘ASC 740’’). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, the Company recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is ‘‘more likely than not’’ to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax benefits, if any, will be recorded in the ‘‘other non-current liabilities’’ in the accompanying consolidated financial statements, and is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Share-based compensation

Awards granted to employees

The Company applies ASC 718, Compensation—Stock Compensation (‘‘ASC 718’’), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

Awards granted to non-employees

The Company early adopted ASU No. 2018-7, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting (“ASU 2018-7”) on January 1, 2017 and applies ASC 718 to account for share-based payments for acquiring goods and services from non-employees.

The Company has elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions and performance conditions. For share-based payment awards with market conditions, such market conditions are included in the determination of the estimated grant-date fair value. The Company has early adopted ASU No. 2016-09, Compensation—Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting on January 1, 2017 and elected to account for forfeitures as they occur. The Company, with the assistance of an independent third-party valuation firm determined the fair value of the stock options granted to employees and non-employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees and non-employees.

Modification of awards

A change in the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award.

Loss per share

In accordance with ASC 260, Earnings Per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s redeemable convertible preferred shares are participating securities. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Loss per share (continued)

is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s redeemable convertible preferred shares using the if-converted method; and ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

Unaudited pro forma shareholders’ deficit and loss per share

Pursuant to the Company’s memorandum and articles of association, upon the completion of a public offering pursuant to a registration statement under the Securities Act of 1933, the market capitalization of which is not less than US$250,000 (‘‘Qualified IPO’’), the outstanding redeemable convertible preferred shares will automatically be converted into ordinary shares. Unaudited pro forma shareholders’ deficit as of December 31, 2019, is adjusted for the assumed: (1) conversion of the redeemable convertible preferred shares on a one-to-one basis into 24,131,100 ordinary shares and its corresponding reclassification from mezzanine equity to shareholders’ deficit; (2) the re-designation of all outstanding ordinary shares into 32,807,230 Class A ordinary shares and 6,296,630 Class B ordinary share on a one-for-one basis, respectively, upon the closing of the Company’s Qualified IPO; and (3) a one-time share based compensation expense upon the satisfaction of the performance condition of an IPO reflected in additional paid-in capital, is set forth on the consolidated balance sheets.

The unaudited pro forma net loss per share is computed using the weighted-average number of ordinary shares outstanding as of December 31, 2019, and the assumed conversion of all of the Company’s redeemable convertible preferred shares into ordinary shares upon the closing of the Company’s Qualified IPO, as if it had occurred on January 1, 2019.

Deferred IPO costs

Direct and incremental costs incurred by the Company attributable to its proposed IPO of ordinary shares in the U.S. have been deferred and recorded in prepayments and other current assets and will be charged against the gross proceeds received from such offering.

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall, the Company’s chief operating decision maker (‘‘CODM’’) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for purposes of internal reporting. All of the Company’s revenues for the years ended December 31, 2017, 2018 and 2019 were generated from the PRC. As of December 31, 2018 and 2019, all of the long-lived assets of the Company are located in the PRC, and therefore, no geographical segments are presented.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements

The Company is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (‘‘ASU 2016-02’’). ASU 2016-02 modifies existing guidance for off-balance sheet treatment of a lessees’ operating leases by requiring lessees to recognize lease assets and lease liabilities. Under ASU 2016-02, lessor accounting is largely unchanged. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company will adopt ASU 2016-02 on January 1, 2020 using the modified retrospective method and will not restate comparable periods. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance. The Company currently believes the most significant change will be related to the recognition of right-of-use assets and operating lease liabilities on the consolidated balance sheets upon adoption, which will increase total assets and liabilities.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (‘‘ASU 2016-13’’). The amendments in ASU 2016-13 update guidance on reporting credit losses for financial assets. These amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. For U.S. SEC filers that are not smaller reporting companies, ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The added disclosure requirements and the modified disclosure on the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented. The Company will adopt ASU No. 2018-13 effective January 1, 2020 and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2019 the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes. This update eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for PBEs for fiscal years beginning after 15 December 2020, and interim periods within those fiscal years. This guidance is effective for public business entities (PBEs) for fiscal years beginning after 15 December 2020, and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after 15 December 2021, and interim periods within fiscal years beginning after 15 December 2022. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.	Concentration of Risks

(a)	Business, customer, political, social and economic risks

The Company participates in a dynamic and competitive industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risk associated with the Company’s ability to attract employees or workforce necessary to support its growth. The Company’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.

Three customers accounted for 43%, 26% and 25% of total revenues during the year ended December 31, 2017, two customers accounted for 60% and 36% of total revenues during the year ended December 31, 2018, and three customers accounted for 41%, 40% and 15% of total revenues during the year ended December 31, 2019. Four suppliers, two suppliers and three suppliers accounted for more than 10% each of cost of revenues during the years ended December 31, 2017, 2018 and 2019, respectively.

(b)	Interest rate risk

The Company is exposed to interest rate risk related to its short-term loan. The interest rate of a short-term loan was mainly based on the one year People’s Bank of China (“PBOC”) benchmark interest rates and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB700 per year based on the outstanding short-term loan balance at December 31, 2019.

(c)	Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was appreciation of approximately 5.8%, depreciation of approximately 5.0% and appreciation of approximately 1.3% during the years ended December 31, 2017, 2018 and 2019, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Company needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses.

(d)	Currency convertibility risk

The Company transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.	Concentration of Risks (continued)

(d)	Currency convertibility risk (continued)

transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

(e)	Concentration of credit risk

Financial assets that potentially expose the Company to significant concentration of credit risk consist primarily of cash, accounts receivable, short-term investments and deposits. All of the Company’s cash and short-term investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. The Company continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Accounts receivable and deposits, unsecured and denominated in RMB, derived from or held by industry customers are exposed to credit risk. The Company manage credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

4.	Revenues

The following table presents the Company’s revenues disaggregated by revenue category. All revenues were generated in the PRC.

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenue from contract with customers
On-demand food delivery solution services	654,802	1,444,616	2,027,351	291,210
Bike-sharing maintenance solution services	—	27,823	21,244	3,052
Ride-hailing solutions services	—	—	1,383	199
Housekeeping solutions and other services	—	—	262	38

Subtotal	654,802	1,472,439	2,050,240	294,499
Non-ASC 606 revenues
Ride-hailing solutions services	—	2,036	5,549	797

Total revenues	654,802	1,474,475	2,055,789	295,296

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

5.	Business Combination

During the three years ended December 31, 2019, the Company completed several business combinations to complement its existing business and achieve synergies. The following table summarizes the fair values of the assets acquired and liabilities assumed for the acquisitions on the acquisition dates:

	2017 Acquisition	2018 Acquisitions	2019 Acquisition
	RMB	RMB	RMB
Purchase consideration(i)	17,926	14,575	33,698
Less:
Cash	73	655	1,005
Short-term investments	—	—	5,540
Accounts receivable	13,199	6,261	8,278
Prepayments and other current assets	5,005	1,926	3,273
Customer relationships	12,000	9,500	20,600
Accounts payable	(7,519)	(6,664)	(9,380)
Accrued expenses and other current liabilities	(9,077)	(2,581)	(287)
Deferred tax liabilities	(3,000)	(2,353)	(5,150)
Non-controlling interests	—	(1,336)	—

Goodwill	7,245	9,167	9,819

(i)	Purchase consideration included the fair value for contingent consideration of RMB379, RMB7,400 and RMB nil for the acquisitions in 2017, 2018 and 2019, respectively.

2017 Acquisition

On September 30, 2017, the Company acquired 100% of the equity interest in Huadian Tianze and Jilin Taisen Co., Ltd. (“Jilin Taisen”) to expand the Company’s market share in the on-demand food delivery services in the PRC. The Company used the acquisition method of accounting, which requires, among other things, the assets acquired and liabilities assumed be recognized at their respective fair values as of the acquisition date. The acquisition date fair value of the total purchase consideration was RMB17,926 which consisted of an initial cash payment of RMB8,682, the fair value of contingent consideration payable of RMB379 (US$55) based on operating result subsequent to the acquisition date with the amount finalized based the actual operating result, and the fair value of equity interests issued of RMB8,865 at the acquisition date. Goodwill recognized represents the expected synergies with the Company’s existing on-demand food delivery operations and was allocated to the “on-demand food delivery-Meituan” reporting unit, and is not tax deductible.

2018 Acquisitions

The acquired entities individually were insignificant, and the acquisitions were accounted for using the acquisition method of accounting which requires, among other things, the assets acquired, and liabilities assumed be recognized at their respective fair values as of the acquisition date. These acquisitions are expected to strengthen the Company’s current market. Goodwill of RMB3,949 recognized represents the expected synergies with the Company’s existing on-demand food delivery operations, which was allocated to the “on-demand food delivery-Meituan” reporting unit and is not tax deductible. Goodwill of RMB5,218

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

5.	Business Combination (continued)

2018 Acquisitions (continued)

recognized represents the expected synergies and was allocated to the “bike-sharing” reporting unit and is not tax deductible.

2019 Acquisition

On March 31, 2019, the Company acquired Shanghai Xian Qiao with total consideration of RMB33,698, including cash consideration of RMB22,533, of which RMB19,050 was paid in 2018, and extinguishment of pre-existing loan from Shanghai Xian Qiao of RMB11,165. Shanghai Xian Qiao was engaged in on-demand delivery services. Goodwill of RMB9,819 recognized represents the expected synergies with the Company’s existing on-demand food delivery operations, which was allocated to the “on-demand food delivery-Eleme” reporting unit and is not tax deductible.

The purchase price allocation for the acquisitions is based on a valuation determined by the Company with the assistance of an independent third-party valuation firm. The significant inputs used in the purchase price allocations were revenue growth rates, gross margin rates, weighted-average cost of capital, discount rate, and terminal values. Identifiable intangible assets acquired primarily consist of customer relationships which provide the Company with rights to expand its on-demand delivery services with online food ordering platforms or the bike-sharing maintenance services with the bike-sharing company in specified regions in the PRC. Non-controlling interests related to the acquisition was measured at fair value at the acquisition date by applying the equity percentage held by non-controlling shareholders and a discount for lack of control premium to the fair value of the acquired business, which was determined using an income approach.

The operating results of the acquired company was included in the consolidated statement of comprehensive loss from the acquisition date. Pro forma results of operations were not presented because the effect of the acquisition was not material to the Company’s consolidated financial statements.

6.	Accounts Receivable

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Accounts receivable	156,746	276,991	39,788
Less: allowance for doubtful accounts	(378)	(25)	(4)

Accounts receivable, net	156,368	276,966	39,784

The following table presents the movement in the allowance for doubtful accounts:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Balance at beginning of year	(105)	(378)	(54)
Additions	(394)	(65)	(10)
Write-offs	121	418	60

Balance at end of year	(378)	(25)	(4)

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

6.	Accounts Receivable (continued)

Substantially all the Company’s accounts receivable as of December 31, 2018 and 2019 are aged within 30 and 90 days, respectively.

7.	Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Other receivables	5,040	17,571	2,523
Employee advances	4,452	3,806	547
Prepaid rents	4,714	6,298	905
Deferred IPO costs	—	6,341	911
Others	3,281	9,042	1,299

Total prepayments and other current assets	17,487	43,058	6,185

8.	Property and Equipment

Property and equipment, net consisted of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Vehicles	10,940	28,325	4,069
Electronic equipment	1,064	1,419	204
Leasehold improvements	417	417	60
Furnitures	280	293	42
Less: Accumulated depreciation	(1,343)	(4,822)	(693)

Total property and equipment, net	11,358	25,632	3,682

The Company recorded depreciation expenses of RMB232, RMB1,111 and RMB3,479 (US$499) for the years ended December 31, 2017, 2018 and 2019, respectively.

9.	Long-term Investments

The Company’s long-term investments comprised of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Investment without readily determinable fair value	700	1,715	246
Equity method investments	9,801	-	-

Total long-term investments	10,501	1,715	246

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.	Long-term Investments (continued)

Equity investment without readily determinable fair value

Prior to January 1, 2019, equity investment without readily determinable fair value was accounted as cost method investment. As of December 31, 2018, the carrying amount of the cost method investment was RMB700 (US$101). There was no impairment in the Company’s investment for the years ended December 31, 2017 and 2018. On January 1, 2019, the Company adopted ASU 2016-01 and elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. As of December 31, 2019, the carrying amount of the Company’s equity investment accounted for at fair value using the alternative measurement was as RMB1,715 (US$246), net of accumulated impairment of nil. There were also no unrealized gains (upward adjustments) or losses (downward adjustments) resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer for the year ended December 31, 2019. No equity securities were sold for all periods presented.

Equity method investments

In 2018, the Company acquired 30% of the equity interests in Jinzhou Xinda Technology Co., Ltd (“Jinzhou Xinda”) and Ningbo Xinda Zhisong Network Technology Co., Ltd. (“Ninbo Xinda”) for RMB11,250 (US$1,616). As the Company had significant influence, Jinzhou Xingda and Ningbo Xingda were accounted for as equity method investments. The strategic investment in Xingda was to jointly operate the on-demand delivery business and to expand the Company’s service coverage. The Company disposed its entire equity interests in Jinzhou Xingda and Ningbo Xingda on February 2, 2019 in exchange for a total cash consideration of RMB11,000, and recognized a gain from disposal of RMB1,037 (US$149) in other income, net.

The Company’s share of (loss) income from its equity method investments was RMB (1,449) and RMB162 (US$23) for the years ended December 31, 2018 and 2019, respectively, and were recognized in the consolidated statements of comprehensive income loss.

10.	Intangible Assets

Intangible assets, net consisted of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Customer relationships	69,100	83,901	12,052
Purchased software	56	140	20
Less: Accumulated amortization	(10,456)	(16,910)	(2,429)
Less: Accumulated impairment	(804)	(313)	(45)

Total intangible assets, net	57,896	66,818	9,598

The Company recorded amortization expenses of RMB2,237, RMB9,021 and RMB10,632 (US$1,527) primarily as cost of revenues, and RMB3,635, RMB804 and RMB923 (US$133) of impairment charges as general and administrative expenses for the years ended December 31, 2017, 2018 and 2019, respectively.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

10.	Intangible Assets (continued)

As of December 31, 2019, estimated amortization expenses of the existing intangible assets for each of the next five years are RMB10,690, RMB10,673, RMB10,646, RMB10,124 and RMB10,124, respectively.

The Company recorded gain/(loss) on disposal of customer relationships of RMB121, RMB930 and (RMB3,840) (US$552) for the years ended December 31, 2017, 2018 and 2019, respectively, primarily due to transfer of customer relationships in certain delivery areas for the on-demand food delivery solutions to third parties.

11.	Goodwill

Changes in the carrying amount of goodwill by the reporting units as of December 31, 2018 and 2019 were as follows:

	Meituan on-demand food delivery	Bike-sharing maintenance	Eleme on- demand food delivery	Total
	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	7,245	—	—	7,245
Acquisitions	3,949	5,218	—	9,167

Balance as of December 31, 2018	11,194	5,218	—	16,412

Acquisitions	—	—	9,819	9,819

Balance as of December 31, 2019	11,194	5,218	9,819	26,231

Balance as of December 31, 2019, in US$	1,608	750	1,410	3,768

No impairment charges were recorded for the years ended December 31, 2017, 2018 and 2019.

12.	Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Rental and industry customer deposits	46,334	77,610	11,147
Prepayments	—	20,527	2,949
Prepayments for long-term investments	19,050	-	-
Other receivables	11,165	-	-

Total other non-current assets	76,549	98,137	14,096

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Amounts due to third-parties	6,177	17,037	2,451
Income taxes payable	—	15,171	2,179
Accrued professional service fee	—	7,848	1,127
Salary and welfare payables	9,781	12,221	1,755
Deposits received from ride-hailing drivers	2,904	8,153	1,171
Contingent consideration, current portion	—	6,453	927
Others	8,857	8,942	1,284

Total	27,719	75,825	10,894

14.	Debt

Short-term Debt

The following table presents the Company’s outstanding short-term debt as of December 31, 2018 and 2019:

Name	Annual interest rates		Term	As of December 31, 2018	As of December 31, 2019
				RMB	RMB	US$
Short-term loans

East West Bank	5.50%		1 year	30,000	50,000	7,182
East West Bank	4.75%		1 year	15,800	—	—
East West Bank	5.00%		1 year	—	16,000	2,298
SPD Silicon Valley Bank	6.00% (Floating	)	1 year	20,000	70,000	10,055
Long-term debt, current portion	8.45% – 14.86%		3 years	2,830	7,979	1,146

Total				68,630	143,979	20,681

In January 2017, the Company entered into a banking facility agreement with East West Bank, pursuant to which the Company is entitled to borrow a RMB denominated loan of RMB38,300 with an interest rate of 4.00%. As of January 1, 2018, the Company had RMB16,900 of borrowing outstanding from this banking facility agreement. The Company repaid RMB16,900 in April 2018. The loan is intended for general working capital purposes.

In January 2018, the Company entered into a banking facility agreement with East West Bank, pursuant to which the Company is entitled to borrow a RMB denominated loan of RMB20,000 with an interest rate of 4.50%. The Company drew down RMB20,000 in January 2018, and repaid RMB20,000 in September 2018. The loan is intended for general working capital purposes.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.	Debt (continued)

Short-term Debt (continued)

In February 2018 and April 2019, the Company entered into banking facility agreements with East West Bank, pursuant to which the Company is entitled to borrow a RMB denominated loan of RMB30,000 and RMB50,000, respectively, with an interest rate of 5.50%. In June 2018, the Company drew down RMB30,000, and repaid RMB10,000 and RMB20,000 in March 2019 and June 2019, respectively. In May and June 2019, the Company drew down RMB20,000, and RMB30,000, respectively. The loan is intended for general working capital purposes; and is guaranteed by the Company and secured by certain accounts receivables of the Company.

In April 2018, the Company entered into a banking facility agreement with East West Bank, pursuant to which the Company is entitled to borrow a RMB denominated loan of RMB16,000 with an interest rate of 4.75%. The Company drew down RMB15,800 in April 2018, and repaid RMB15,800 in March 2019. The loan is intended for general working capital purposes and is secured by standby letter of credits issued by East West Bank.

In May 2018, the Company entered into a banking facility with SPD Silicon Valley Bank, as extended in May 2019, pursuant to which the Company is entitled to borrow a RMB denominated loan of RMB40,000 with a floating interest rate benchmarked to one-year lending rate of PBOC. The Company drew down RMB20,000 in June 2018. In August 2019, the banking facility was extended and changed the entitled amount from RMB40,000 to RMB20,000. The loan is intended for general working capital purposes and is secured by certain accounts receivable of the Company.

In June 2019, the Company entered into a banking facility agreement with East West Bank, pursuant to which the Company is entitled to borrow RMB16,000 with an interest rate of 4.75%. The Company drew down RMB16,000 in June 2019. The loan is intended for general working capital purposes and is secured by standby letter of credits issued by East West Bank.

In August 2019, the Company entered into a banking facility agreement with SPD Silicon Valley Bank, pursuant to which the Company is entitled to borrow up to RMB50,000 with a floating interest rate benchmarked to one-year lending rate of PBOC. The Company drew down RMB10,000 and RMB40,000 in August and September 2019. The loan is intended for general working capital purposes and is secured by standby letter of credits issued by SPD Silicon Valley Bank

Long-term debt

The following table presents the Company’s long-term debt as of December 31, 2018 and 2019:

	Annual interest rates	Term	As of December 31, 2018	As of December 31, 2019
			RMB	RMB	US$
Long-term debt, current portion	8.45% –14.86%	3 years	2,830	7,979	1,146
Long-term debt, non-current portion	8.45% –14.86%	3 years	5,682	11,942	1,715

Total			8,512	19,921	2,861

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.	Debt (continued)

Long-term debt (continued)

In August 2018, the Company entered into an agreement with a third party pursuant to which the Company borrowed RMB9,440 to purchase 100 vehicles for a total consideration of RMB11,800 for the Company’s ride-hailing solution business. Under the terms of the agreement, the Company will repay in fixed monthly installments over 36 months. The effective interest rate was 14.86% per annum. The Company obtained the ownership of the vehicles at inception of the arrangement and the borrowings are secured by the related vehicles.

In July 2019, the Company entered into an agreement with a third party pursuant to which the Company borrowed a total of RMB15,177 as of December 31, 2019. Under the terms of the agreement, the Company will repay in fixed monthly installments over 36 months. The effective interest rate for the various borrowings was 8.45% - 8.98% per annum. The borrowing is secured by the Company’s property and equipment with a net book value of RMB16,454.

The weighted average interest rate for all the outstanding borrowings was approximately 4.00%, 5.86% and 6.29% as of December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, maturities of the debt are as follows:

	RMB	US$
2020	143,979	20,681
2021	7,562	1,086
2022	4,380	629

	155,921	22,396

15.	Other non-current liabilities

Other non-current liabilities consisted of the following:

		As of December 31,
		2018	2019	2019
	Note	RMB	RMB	US$
Unrecognized tax benefit	17	6,793	20,519	2,947
Contingent consideration, non-current portion		7,700	2,247	323

Total		14,493	22,766	3,270

16.	Share-Based Compensation

On June 1, 2017, the Board of Directors of Beijing Quhuo approved it’s 2017 Share Plan (the “2017 Plan”) for the purpose of providing incentives and rewards to the Company’s senior management, employees and consultants. Under the 2017 Plan, the Company reserved 19.55% of its equity interests.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	Share-Based Compensation (continued)

On August 23, 2019, the Company’s shareholders and Board of Directors approved the 2019 Share Incentive Plan (the “2019 Plan”) which replaced the Company’s 2017 Plan. Under the 2019 Plan, the Company reserved in aggregate 9,502,550 ordinary shares, representing 19.55% equity interest of the Company, to its share-based payment trust to hold options to be awarded to the Company for the purposes of providing incentives and rewards to the Company’s senior management, employees, and other individuals. On August 23, 2019, the Company granted 3,396,372 options and 2,382,344 options under the 2019 Plan to employees and non-employees, respectively. Upon adoption of the 2019 Plan, the vesting terms are modified such that substantially all of the outstanding options will not be exercisable until the completion of the Company’s IPO. The modification is considered to be a probable-to-improbable modification as IPO constitutes a performance condition that is not considered probable until the IPO completion date. As such, no incremental fair value would be recognized unless and until the modified condition becomes probable. If the original service condition is satisfied, the award’s original grant-date fair value is recognized as an expense, over the requisite service period, regardless of whether the modified conditions are satisfied.

Employees

The options granted to employees under the 2017 Plan are accounted for as equity awards and contain service vesting conditions. The options generally will become vested either: (i) 100% on the grant date; (ii) 100% on the first anniversary of the vesting commencement date; (iii) over three years, which 25%, 35% and 40% of the options vesting on the first, second and third anniversary of the vesting commencement date; or (iv) over four years, which 40%, 20%, 20% and 20% of the options vesting on the first, second, third and fourth anniversary of the vesting commencement date, respectively. Upon adoption of the 2019 Plan, terms are modified such that all options granted to the employees will not be exercisable until the completion of the Company’s IPO.

On September 1, 2019. the Company granted an additional 2,187,287 options under the 2019 Plan to certain executives. These options will not vest until the completion of an IPO and are subject to market conditions based on the Company’s market capitalization for a specified period subsequent to the IPO while the executives remain employed by the Company.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	Share-Based Compensation (continued)

Employees (continued)

A summary of the option activities for employees under the 2017 Plan is as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		RMB	RMB	RMB
Outstanding as of January 1, 2017	—	—	—	—	—
Granted	1,145,297	1.50	15.07
Forfeited	—	—	—

Outstanding as of December 31, 2017	1,145,297	1.50	15.07	17,135	9.8

Granted	454,470	1.39	30.71
Forfeited	—	—	—

Outstanding as of December 31, 2018	1,599,767	1.47	19.52	49,138	9.1

Granted	1,944,256	0.38	31.84
Forfeited	(224,348)	1.50	15.07
Replaced	(3,319,675)	0.83	27.03

Outstanding as of December 31, 2019	—	—	—	—	—

Vested and expected to vest as of December 31, 2019	—

Exercisable at December 31, 2019	—

A summary of the option activities for employees under the 2019 Plan is as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		USD	USD	USD
Outstanding as of December 31, 2018	—	—	—	—	—

Granted	5,583,659	0.07	5.18
Forfeited	—	—	—

Outstanding as of December 31, 2019	5,583,659	0.07	5.18	28,302	9.0

Vested and expected to vest as of December 31, 2019	5,583,659

Exercisable at December 31, 2019	—

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2017, 2018 and 2019 and the option’s respective exercise price. The total intrinsic value of options exercised was RMB nil (US$ nil) for the years presented as no options were exercised. As of December 31, 2019, there was RMB 95,284 (USD13,354) of total unrecognized employee share-based compensation expenses related to unvested share-based awards.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	Share-Based Compensation (continued)

Non-employees

The Company granted options to certain non-employees under the 2017 Plan which are accounted for as equity awards. These options were fully vested on the grant date, and the Company recognized the share compensation expenses in full on the grant date. Upon adoption of the 2019 Plan, terms are modified such that substantially all of the options granted to non-employees will not be exercisable until the completion of the Company’s IPO.

A summary of the option activities for non-employees under the 2017 Plan is as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		RMB	RMB	RMB

Outstanding as of December 31, 2017	—	—	—	—	—
Granted	2,139,312	1.40	31.31
Forfeited	—	—	—

Outstanding as of December 31, 2018	2,139,312	1.40	31.31	65,963	9.97

Granted	224,348	1.50	30.73
Replaced	(2,363,660)	1.41	31.25

Outstanding as of December 31, 2019	—	—	—	—	—

Vested and expected to vest as of December 31, 2019	—

Exercisable at December 31, 2019	—

A summary of the option activities for non-employees under the 2019 Plan is as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		USD	USD	USD
Outstanding as of December 31, 2018	—	—	—	—	—

Granted	2,382,344	0.20	5.19
Forfeited	—	—	—

Outstanding as of December 31, 2019	2,382,344	0.20	5.19	11,762	9.0

Vested and expected to vest as of December 31, 2019	2,382,344

Exercisable at December 31, 2019	—

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	Share-Based Compensation (continued)

Non-employees (continued)

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2017, 2018 and 2019 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 2017, 2018 and 2019 was RMB nil (US$ nil) as no options were exercised. As of December 31, 2019, there was RMB 2,681 (US$ 378) of total unrecognized non-employee share-based compensation expenses related to unvested share-based awards.

Fair value of options

The fair value of options was determined using the binomial-lattice option model, with the assistance from an independent third-party appraiser. The binomial-lattice option model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The suboptimal exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party appraiser. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The assumptions used to estimate the fair value of the options granted are as follow:

	For the year ended December 31, 2017	For the year ended December 31, 2018	For the year ended December 31, 2019
Risk-free interest rate	3.62% or nil	3.37% or nil	1.52%-3.62% or nil
Expected volatility	30.39% or nil	30.67% or nil	29.53%-32.67% or nil
Suboptimal exercise factor	2.2 or nil	2.2 or nil	2.2-2.5 or nil
Fair value per ordinary share	RMB 16.47	RMB 32.10	USD 5.14
Expected dividend yield	0%	0%	0%
Post-vesting forfeiture rate	0%	0%	0%

The binomial-lattice option valuation model considered the contract lives of the options of 10 years.

The Company recognized RMB3,299, RMB89,622 and RMB64,799 (US$9,308) of share-based compensation expense in general and administrative expenses for the years ended December 31, 2017, 2018 and 2019, respectively.

17.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

BVI

Under the current laws of the BVI, Quhuo BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by Quhuo BVI to its shareholder, no BVI withholding tax will be imposed.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

17.	Income Taxes (continued)

Hong Kong

Quhuo HK is incorporated in Hong Kong and is subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements as Quhuo HK had no assessable income for the years ended December 31, 2017, 2018 and 2019, respectively.

PRC

The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates. Huadian Tianze was qualified for small and micro-sized enterprise (“SME”) since 2017. Jilin Taiseng was qualified for SME and eligible for both the 50% reduction of taxable income and the reduced enterprise income tax (“EIT”) EIT rate of 20% in 2018, which was cancelled in 2019. Before January 1, 2019, SME is eligible for both the 50% reduction of taxable income and the reduced EIT rate of 20%. Effective January 1, 2019, SME would be eligible for 75% reduction for the first RMB1 million annual taxable income and 50% of reduction for the annual taxable income between RMB1 million and RMB3 million, while the applicable EIT rate is 20%.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss were as follows:

	As of December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Current income tax expense	499	6,402	30,902	4,439
Deferred income tax benefit	(94)	(2,423)	(9,322)	(1,339)

Total income tax expense	405	3,979	21,580	3,100

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

17.	Income Taxes (continued)

Reconciliation between expenses of income taxes

The reconciliations of the income tax expense for the years ended December 31, 2017, 2018 and 2019 were as follows:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net (loss) income before income tax expense	(13,564)	(40,316)	8,131	1,168
Income tax at statutory tax rate	(3,391)	(10,079)	2,033	292
International tax rate difference	—	—	363	52
Effect of different tax rates	78	(8)	(229)	(33)
Non-deductible expense	2,206	24,993	20,615	2,961
Changes in the valuation allowance	1,512	(10,927)	(1,798)	(258)
Interest expense	—	—	596	86

Income tax expense	405	3,979	21,580	3,100

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Deferred tax assets:
Tax losses carried forward	10,106	9,321	1,339
Accrued expense and other current liabilities	1,601	2,250	323
Amortization and depreciation difference	156	1,025	147
Share of net loss from equity method investees	362	—	—
Less: valuation allowance	(10,501)	(8,703)	(1,250)

Deferred tax assets, net	1,724	3,893	559

Deferred tax liabilities:
Intangible assets	4,559	2,556	367

The Company operates through VIE and subsidiaries of the VIE and valuation allowance is considered for each of the entities on an individual basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2017, 2018 and 2019. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

17.	Income Taxes (continued)

Deferred tax assets and liabilities (continued)

As of December 31, 2017, 2018 and 2019, the Company had taxable losses of RMB81,572, RMB40,424 and RMB37,284 (US$5,356) derived from entities in the PRC, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss will expire from December 31, 2020 to 2024 if not utilized.

Unrecognized Tax Benefit

As of December 31, 2017, 2018 and 2019, the Company had unrecognized tax benefit of RMB3,510, RMB19,150 and RMB25,491 (US$3,661), of which RMB497, RMB6,793 and RMB19,923 (US$2,861), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This primarily represents the estimated income tax expense the Company would pay should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount of unrecognized tax benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2017, 2018 and 2019, unrecognized tax benefits of RMB2,786, RMB12,201 and RMB5,468 (US$785), respectively, if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the year ended December 31,
	2018	2019	2019
	RMB	RMB	US$
Balance at January 1	3,510	19,150	2,751
Increase	15,782	8,162	1,172
Decrease	(142)	(1,821)	(262)

Balance at December 31	19,150	25,491	3,661

In the years ended December 31, 2017, 2018 and 2019, the Company recorded interest expense accrued in relation to the unrecognized tax benefit of nil, nil and RMB596 (US$86) in income tax expense, respectively. Accumulated interest expense recorded in unrecognized tax benefit was nil, nil and RMB596 (US$86) as of December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, the tax years ended December 31, 2014 through period ended as of the reporting date for the WFOE, the VIE and VIE’s subsidiaries remain open to examination by the PRC tax authorities.

18.	Redeemable Convertible Preferred Shares

The Company received capital contributions of RMB94,450 and RMB28,695 from the Series C-2 and Series D preferred shareholders in 2017 and 2018, respectively. On the Restructuring Date, the Company issued Series A, Series B, Series C-1, Series C-2 and Series D preferred shares (collectively, the “Preferred Shares”) to the same group of third-party shareholders of the VIE. The Preferred Shares are recorded at fair value on the issuance date and is presented on a retroactive basis.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Redeemable Convertible Preferred Shares (continued)

The key features of the Preferred Shares are summarized as follows:

Conversion rights

Each holder of the Preferred Shares has the right, at each holder’s sole discretion, to convert at any time and from time to time, all or any portion of the Preferred Shares into ordinary shares as determined by the applicable conversion price, which is initially equal to the original issue price. As of December 31, 2018 and 2019, the conversion ratio was one preferred share convertible into one ordinary share.

The Preferred Shares are automatically converted into ordinary shares at the then applicable conversion price immediately upon the closing of a firm commitment underwritten public offering in which the total market capitalization of the Company is no less than US$250,000 immediately after the IPO, i.e. Qualified IPO.

Dividends

The Preferred Shares holders are entitled to receive dividends when and if declared by the Board of Directors, pro rata on an as-converted basis, without preference on the ordinary shares or any other classes of shares of the Company.

Voting Rights

Each Preferred Shareholder is entitled to the number of votes equal to the number of ordinary shares into which such holder’s Preferred Shares could be converted. Preferred Shareholders vote together with ordinary shareholders, with respect to any matter upon which ordinary shareholders have the right to vote.

Redemption

The Preferred Shares are redeemable by the holders upon the occurrence of any of the following events (the “Redemption Events”): (i) the Company fails to complete a Qualified IPO before December 31, 2020; (ii) the founders’ designated board of directors vote against the Qualified IPO while the Company has satisfied the IPO requirements and the preferred shareholders’ designated board of directors vote to proceed with the IPO; (iii) any change in control of the Company without obtaining the approval of the holders of the Preferred Shares; (iv) the Company and the founders violate the laws and result in the non-occurrence of the IPO or significant damages to the preferred shareholders’ interests, and (v) the Company and the founders materially breach the agreements entered into with preferred shareholders or the article of association. When the Company fails to complete a Qualified IPO before December 31, 2020 and therefore triggers the redemption, the total redemption amount for all preferred shareholders is capped to the higher of (i) the fair market value of equity interests held by the founders or (ii) the value of net assets of the Company held by the founders with redemption preference illustrated as below under liquidation preference. The redemption amount for preferred shareholders is calculated at an amount equal to the sum of the investment price, plus an amount accruing daily at 10% per annum and all declared but unpaid dividends.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Redeemable Convertible Preferred Shares (continued)

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or any deemed liquidation event as defined in the Company’s shareholders agreement (the “Liquidation Transactions”), the assets of the Company available for distribution will be made as follows:

Each holder of the Series D Preferred Shares is entitled to receive, on a pari passu basis, an amount equal to the investment price plus all declared but unpaid dividends in preference to any distribution to the holders of Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series B Preferred Shares, Series A Preferred Shares and the ordinary shareholders of the Company.

After the payment to the holders of Series D Preferred Shares, the remaining assets of Company available for distribution shall be distributed the holders of the Series C-2 Preferred Shares, on a pari passu basis, with an amount equal to the investment price plus all declared but unpaid dividends in preference to Series C-1 Preferred Shares, Series B Preferred Shares, Series A Preferred Shares and the ordinary shareholders of the Company.

After the payment to the holders of Series C-2 Preferred Shares, the remaining assets of Company available for distribution will be distributed to the holders of the Series C-1 Preferred Shares, on a pari passu basis, with an amount equal to the investment price plus all declared but unpaid dividends in preference to Series B Preferred Shares, Series A Preferred Shares and the ordinary shareholders of the Company.

After the payment to the holders of Series C-1 Preferred Shares, the remaining assets of Company available for distribution will be distributed to the holders of the Series B Preferred Shares, on a pari passu basis, with an amount equal to the investment price plus all declared but unpaid dividends in preference to Series A Preferred Shares and the ordinary shareholders of the Company.

After the payment to the holders of Series B Preferred Shares, the remaining assets of Company available for distribution will be distributed to the holders of the Series A Preferred Shares, on a pari passu basis, with an amount equal to the investment price plus all declared but unpaid dividends in preference to the ordinary shareholders of the Company.

After payments made to the Preferred Shareholders in accordance with the above, all of the remaining assets of the Company available for distribution to shareholders will be distributed ratably on an if converted basis among all shareholders including the holders of Preferred Shares on a pari passu basis.

Accounting for Preferred Shares

The Preferred Shares are classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date which is outside the sole control of the Company. The Preferred Shares were initially measured at fair value. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”). The conversion option of the Preferred Shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. On the commitment date, there is no beneficial conversion feature to be recognized

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Redeemable Convertible Preferred Shares (continued)

Accounting for Preferred Shares (continued)

because the most favorable conversion price used to measure the beneficial conversion feature of the Preferred Shares was higher than the fair value per ordinary share. The Company determined the fair value of ordinary shares with the assistance of an independent third-party valuation firm.

In addition, the contingent redemption options of all the Preferred Shares do not qualify for bifurcation accounting because the underlying ordinary shares are not publicly traded nor readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

The Preferred Shares are not currently redeemable, but it is probable that the Preferred Shares will become redeemable. The Company concluded that there is no accretion to be recognized because the carrying amount of the Preferred Shares is greater than the redemption value. Therefore, no adjustment will be made to the initial carrying amount of the Preferred Shares until the redemption amount exceeds the carrying amount of the Preferred Shares. The liquidation preference amount was US$ 50,524 as of December 31, 2019.

19.	Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	(13,969)	(42,614)	(11,765)	(1,690)

Denominator:
Weighted average number of shares outstanding—basic and diluted	14,972,760	14,972,760	14,972,760	14,972,760

Loss per share—basic and diluted	(0.93)	(2.85)	(0.79)	(0.11)

For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company. The effects of all outstanding options and Preferred Shares were also excluded from the computation of diluted loss per share as their effects would be anti-dilutive during the periods.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

20.	Unaudited Pro Forma Net Loss Per Share

The unaudited pro forma net loss per share is computed using the weighted-average number of shares outstanding and assumes the automatic conversion of all of the Company’s Preferred Shares as of December 31, 2019, into 24,131,100 ordinary shares upon the closing of the Company’s Qualified IPO, as if it had occurred on January 1, 2019. The Company believes the unaudited pro forma net loss per share provides material information to investors, as the automatic conversion of the Preferred Shares and the disclosure of pro forma net loss per share provides an indication of net loss per share that is comparable to what will be reported by the Company as a public company following the closing of the Qualified IPO.

	December 31,
	2019	2019
	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders for computing net loss per ordinary share—basic and diluted	(11,765)	(1,690)

Numerator for pro forma net loss per share—basic and diluted (unaudited)	(11,765)	(1,690)

Denominator:
Weighted average number of shares used in calculating net loss per ordinary share—basic and diluted	14,972,760	14,972,760
Conversion of Preferred Shares to Ordinary Shares (unaudited)	24,131,100	24,131,100

Pro forma weighted average number of shares outstanding—basic and diluted (unaudited)	39,103,860	39,103,860

Pro forma loss per share—basic and diluted (unaudited)	(0.30)	(0.04)

21.	Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s PRC subsidiaries, being a foreign-invested enterprise established in the PRC, are required to provide certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. The Company’s PRC subsidiaries are required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such fund has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the PRC subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIE with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

21.	Restricted Net Assets (continued)

advances. Amounts restricted include paid-in capital and statutory reserve of the Company’s PRC subsidiaries and the VIE, totaling approximately RMB249,192 (US$36,336) as of December 31, 2019; therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2017, 2018 and 2019 and for each of the three years in the period ended December 31, 2019 are disclosed in Note 26.

Furthermore, cash transfers from the Company’s PRC subsidiaries to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated VIE to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

22.	Commitments and Contingencies

Operating lease commitments

The Company leases cars for ride hailing solution services, office premises and on-demand food delivery service stations in the PRC under non-cancellable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases.

Total operating lease expenses were RMB11,054, RMB22,168 and RMB30,889 for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2019, future minimum payments under non-cancellable operating leases were as follows:

RMB
2020	19,288
2021	1,892
2022	958

Total	22,138

The Company’s operating lease commitments have no renewal options, rent escalation clauses and restrictions or contingent rents.

Contingencies

In the ordinary course of business, the Company may from time to time be involved in legal proceedings and litigation relating to injuries caused by workforce and labor arbitration cases brought by disgruntled workforce, among others. The Company records a liability when the Company believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. With respect to the Company’s outstanding legal matters, based on its current knowledge, the Company believes that the amount or range of reasonably possible loss will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows. However, the outcome of such legal matters is inherently unpredictable and subject to significant uncertainties.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

23.	Related Party Transactions

Names of the related parties	Relationship with the Company
SBCVC Fund IV, L.P. (“SBCVC”)	A shareholder of the Company
Jinzhou Xingda Technology Co., Ltd. (“Jingzhou Xingda”)	Equity method investee
Ningbo Xingda Zhisong Network Technology Co., Ltd. (“Ningbo Xingda”)	Equity method investee
Ningbo Nuanuan Network Technology Co., Ltd. (“Ningbo Nuannuan”)	Entity controlled by principle shareholders
Shanghai Xinying Network Technology Co., Ltd. (“Shanghai Xinying”)	Entity controlled by principle shareholders
Beijing Xiaodu information technology management Co., Ltd. (“Beijing Xiaodu”)	Entity controlled by a principle shareholder

Amounts due from related parties as of December 31, 2018 and 2019 were as follows:

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
SBCVC	—	18,392	2,642
Jinzhou Xingda	25,150	—	—
Ningbo Xingda	598	—	—
Shanghai Xinying	3,831	—	—
Ningbo Nuannuan	234	—	—

Total amounts due from the related parties	29,813	18,392	2,642

Amounts due from SBCVC represent subscription payment due from SBCVC Fund IV, L.P. (“SBCVC”) as part of the Restructuring, under which Beijing Quhuo repurchased the existing shareholders’ equity interest including SBCVC and in return the existing shareholders shall complete the purchase of the Company’s equity interests with the same amount of consideration. SBCVC completed the purchase of the Company’s equity interest in January 2020.

Amounts due from Jinzhou Xingda and Ningbo Xingda were unsecured and interest-free representing working capital advanced to Jingzhou Xingda and Ningbo Xingda. On February 1, 2019, the Company entered into a share disposal agreement to dispose 30% of equity interests in Ningbo Xingda and Jinzhou Xingda (Note 9).

Amounts due from Shanghai Xinying and Ningbo Nuannuan were unsecured, interest-free and have fixed terms of repayment. The amounts were repaid in August 2019.

Transactions with related parties for the years ended December 31, 2017, 2018 and 2019:

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Revenue
Beijing Xiaodu	114,762	—	—	—

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

23.	Related Party Transactions (continued)

The Company provided on-demand food delivery services to Beijing Xiaodu, which was disposed by the Company’s principle shareholder in August 2017.

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Labor consulting service provided to:
Jinzhou Xingda	—	7,844	—	—

The Company provided labor consulting services to Jinzhou Xingda and recorded labor service income in other income.

24.	Fair Value Measurement

In accordance with ASC 820, the Company measures short-term investments and payables for contingent consideration for business acquisitions at fair value on a recurring basis. Short-term investments include commercial bank deposits with a variable interest rate. The short-term investments are recorded at fair value based on quoted prices provided by banks at the end of each period. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. The Company measures the fair value of contingent consideration for business combination using management’s estimate of the acquiree’s pre-tax operating profit for the year ended December 31, 2019 and for the year ending December 31, 2020, as well as the discount factor which considers the time value of money and credit risk.

The Company measures non-financial assets such as intangible assets on a nonrecurring basis when impairment charges are recognized. These nonrecurring fair value measurements use significant unobservable inputs, categorized as Level 3 inputs. The Company recognized intangible assets impairment charges of RMB3,635, RMB804 and RMB923 (US$133) for the years ended December 31, 2017, 2018 and 2019, respectively. The Company measured the impairment charge using the income approach. Inputs used in this methodology primarily include future cash flows and discount rate. Specifically, when a discounted cash flow model is used to determine fair value, the significant input used in the valuation model is the discount rate applied to present value the projected cash flows. Increases in the discount rate can significantly lower the fair value of intangible assets, resulting in a higher impairment charge.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

24.	Fair Value Measurement (continued)

Assets and liabilities measured or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2018 using
	Total fair value at December 31, 2018	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
	RMB	RMB	RMB	RMB	RMB
Fair value measurement
Short-term investments—recurring	74,165	—	74,165	—	2,312
Intangible assets, net—nonrecurring	—	—	—	—	(804)

Total assets measured at fair value	74,165	—	74,165	—	1,508

Fair value measurements
Payables for contingent consideration	7,700	—	—	7,700	(300)

Total liabilities measured at fair value	7,700	—	—	7,700	(300)

		Fair value measurement or disclosure at December 31, 2019 using
	Total fair value at December 31, 2019	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
	RMB	RMB	RMB	RMB	RMB
Fair value measurements
Short-term investments—recurring	56,275	—	56,275	—	—
Intangible assets, net—nonrecurring	—	—	—	—	(313)

Total assets measured at fair value	56,275	—	56,275	—	(313)

Fair value measurements
Payables for contingent consideration	8,700	—	—	8,700	(1,000)

Total liabilities measured at fair value	8,700	—	—	8,700	(1,000)

The Company measured the contingent consideration payable at fair value on a recurring basis using significant unobservable inputs (Level 3) as of the year ended December 31, 2019. The significant unobservable inputs used in the fair value measurement and the corresponding impacts to the fair values are presented below:

	Valuation techniques	Unobservable input	Estimation as of December 31, 2019	Change in unobservable input	Change in fair value
Contingent consideration payable	Discounted cash flow	Estimated pre-tax income	1,612	Increase / (decrease)	Increase / (decrease)
		Discount rate	2.96%-3.45%	Increase / (decrease)	Increase / (decrease)

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2017, 2018 and 2019.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.	Subsequent Events

The subsequent events have been evaluated through April 17, 2020, the date the financial statements are issued.

Since January 2020, a novel strain of coronavirus (“COVID-19”) has spread across China and other countries. The World Health Organization characterized COVID-19 as a pandemic on March 11, 2020. The outbreak has adversely affected the Company’s operations, including the temporary closures of offices, quarantines of individuals, travel bans, and significant decrease in delivery orders. The Company’s first quarter results of operations have been negatively impacted. Given the uncertainty of the situation, the effects of the spread of COVID-19 and the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

26.	Condensed Financial Information of the Parent Company

The following is the condensed financial information of the parent Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Assets:
Current assets
Cash	—	101	15

Total current assets	—	101	15

Non-current assets
Amounts due from SBCVC	—	18,392	2,642
Investments in subsidiaries, VIE and VIE’s subsidiaries	199,878	253,189	36,367

Total non-current assets	199,878	271,581	39,009

TOTAL ASSETS	199,878	271,682	39,024

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

26.	Condensed Financial Information of the Parent Company (continued)

	As of December 31,
	2018	2019	2019
	RMB	RMB	US$
Liabilities, Mezzanine equity and Shareholders’ deficit:
Non-current liabilities:
Amounts due to subsidiaries	—	20,001	2,873

Total liabilities	—	20,001	2,873

Mezzanine equity:
Series A redeemable convertible preferred shares (US$0.0001 par value; 1,335,370 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	46,130	46,130	6,626
Series B redeemable convertible preferred shares (US$0.0001 par value; 9,500,030 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	332,251	332,251	47,725
Series C-1 redeemable convertible preferred shares (US$0.0001 par value; 5,107,720 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	193,609	193,609	27,810
Series C-2 redeemable convertible preferred shares (US$0.0001 par value; 2,377,370 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	96,569	96,569	13,871
Series D redeemable convertible preferred shares (US$0.0001 par value; 5,810,610 shares authorized, issued and outstanding as of December 31, 2018 and 2019)	362,442	362,442	52,062

Total Mezzanine equity	1,031,001	1,031,001	148,094

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 475,868,900 shares authorized; 24,475,310 shares issued and 14,972,760 shares outstanding as of December 31, 2018 and 2019)	17	17	2
Additional paid-in capital	369,352	434,151	62,362
Accumulated deficit	(1,200,492)	(1,212,257)	(174,130)
Accumulated other comprehensive loss	—	(1,231)	(177)

Total shareholders’ deficit	(831,123)	(779,320)	(111,943)

Total liabilities, mezzanine equity and shareholders’ deficit	199,878	271,682	39,024

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

26.	Condensed Financial Information of the Parent Company (continued)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
General and administrative	—	—	(5,693)	(818)
Foreign exchange loss	—	—	(1,457)	(209)
Share of loss in subsidiaries, the VIE and the VIE’ subsidiaries	(13,969)	(42,614)	(4,615)	(663)

Loss before income tax	(13,969)	(42,614)	(11,765)	(1,690)

Income tax expenses	—	—	—	—

Net loss attributable to ordinary shareholders	(13,969)	(42,614)	(11,765)	(1,690)

Comprehensive loss	(13,969)	(42,614)	(11,765)	(1,690)

Condensed statements of cash flows

	For the year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$
Net loss	(13,969)	(42,614)	(11,765)	(1,690)
Share of loss in subsidiaries, VIE and VIE’s subsidiaries	13,969	42,614	4,615	663
Share-based compensation	—	—	5,698	819
Net cash provided by (used in) operating activities	—	—	(1,452)	(208)
Net cash provided by (used in) investing activities	—	—	—	—
Net cash provided by (used in) financing activities	—	—	—	—
Effect of exchange rate changes on cash	—	—	1,553	223
Net increase in cash	—	—	101	15
Cash at beginning of the year	—	—	—	—
Cash at end of the year	—	—	101	15

Basis of presentation

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE.

The parent company records its investment in its subsidiaries, the VIE and subsidiaries of the VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries, VIE and VIE’s subsidiaries” and their respective loss as “Share of loss in subsidiaries, VIE and VIE’s subsidiaries” on the condensed statements of loss. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary, the VIE and subsidiaries of the VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary, the VIE and subsidiaries of the VIE or is otherwise committed to provide further financial support. If the subsidiary, the VIE and subsidiaries of the VIE

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

26.	Condensed Financial Information of the Parent Company (continued)

Basis of presentation (continued)

subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

(This page has been left blank intentionally.)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering amended and restated memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.22 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S or Rule 701 under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Class of Securities	Number of Securities	Consideration
Harneys Fiduciary (Cayman) Limited(1)	June 13, 2019	Ordinary shares	1	US$0.0001
LESYU Investments Limited(1)	June 13, 2019	Ordinary shares	1	US$0.0001
LESYU Investments Limited	June 13, 2019	Ordinary shares	629,662	US$62.97
YGS Investment Limited	June 13, 2019	Ordinary shares	611,354	US$61.14
BZB Investment Limited	June 13, 2019	Ordinary shares	236,303	US$23.63
Quhuo Holding (BVI) Limited	June 13, 2019	Ordinary shares	950,255	US$95.03
Wanquan Investment (BVI) Limited	June 13, 2019	Ordinary shares	19,956	US$2.00
LESYU Investments Limited	July 26, 2019	Ordinary shares	5,666,967	US$566.70
YGS Investment Limited	July 26, 2019	Ordinary shares	5,502,186	US$550.22
BZB Investment Limited	July 26, 2019	Ordinary shares	2,126,727	US$212.67

Purchaser	Date of Issuance	Class of Securities	Number of Securities	Consideration
Quhuo Holding (BVI) Limited	July 26, 2019	Ordinary shares	8,552,295	US$855.23
Wanquan Investment (BVI) Limited	July 26, 2019	Ordinary shares	179,604	US$17.96
iStart Venture Limited	August 23, 2019	Series A preferred shares	1,335,370	RMB1,758,776.94
iStart Venture Limited	August 23, 2019	Series B preferred shares	554,000	RMB1,266,000
SBCVC Fund IV, L.P.	August 23, 2019	Series B preferred shares	4,266,740	RMB10,606,500
Baidu Online Network Technology (Beijing) Co., Ltd.	August 23, 2019	Series B preferred shares	4,679,290	RMB20,500,000
iStart Venture Limited	August 23, 2019	Series C-1 preferred shares	488,000	RMB7,750,000
SBCVC Fund IV, L.P.	August 23, 2019	Series C-1 preferred shares	488,000	RMB7,750,000
Baidu Online Network Technology (Beijing) Co., Ltd.	August 23, 2019	Series C-1 preferred shares	1,271,000	RMB15,500,000
ClearVue YummyExpress Holdings, Ltd.	August 23, 2019	Series C-1 preferred shares	2,860,720	US$6,705,263
CDIB Private Equity (Fujian) Enterprise (Limited Partnership)	August 23, 2019	Series C-2 preferred shares	1,359,850	RMB30,408,185
Zhongnan Capital (Hong Kong) Limited	August 23, 2019	Series C-2 preferred shares	1,017,520	RMB22,753,100
ClearVue YummyExpress Holdings, Ltd.	August 23, 2019	Series D preferred shares	755,910	US$3,290,000
CDIB Private Equity (Fujian) Enterprise (Limited Partnership)	August 23, 2019	Series D preferred shares	657,110	RMB19,591,815
Zhongnan Capital (Hong Kong) Limited	August 23, 2019	Series D preferred shares	491,690	RMB14,659,687
FUSI Irvine L.P.	August 23, 2019	Series D preferred shares	597,370	US$2,600,000
Beijing ErQu Management Consultant LLP	August 23, 2019	Series D preferred shares	1,943,760	RMB58,445,910
SBCVC Fund IV, L.P.	August 23, 2019	Series D preferred shares	919,040	US$4,000,000
Delta Electronics Capital Company	August 23, 2019	Series D preferred shares	445,730	US$1,940,000
Certain directors, officers, employees and non-employees(2)	Between September 20, 2017 and September 1, 2019	Options to purchase ordinary shares	8,549,280 outstanding options	Past and /or future services and other consideration provided by these individuals to us

(1)	Harneys Fiduciary (Cayman) Limited transferred one share to LESYU Investments Limited.
(2)	See “Management—2019 Share Incentive Plan” and “Notes to the Consolidated Financial Statement—5. Business Combination—2017 Acquisition” for details.

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index beginning on page II-4.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the note thereto.

Item 9.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

QUHUO LIMITED

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant, adopted on August 23, 2019, as currently in effect

3.2*	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1*	Registrant’s Specimen Certificate for Class A ordinary shares

4.2**	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.3**	Form of Deposit Agreement among the Registrant, the depositary, and holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder

4.4***	English translation of Shareholders Agreement dated August 23, 2019 among the Registrant and other parties thereto

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Class A ordinary shares being registered

8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Commerce & Finance Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)

10.1***	English translation of Exclusive Business Cooperation Agreement dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and other parties thereto

10.2***	English translation of Equity Interest Pledge Agreement dated August 23, 2019 among the Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Ms. Lili Sun

10.3***	English translation of Equity Interest Pledge Agreement dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Shuyi Yang

10.4***	English translation of Equity Interest Pledge Agreement dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Zhen Ba

10.5***	English translation of Equity Interest Pledge Agreement dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Tongtong Li

10.6***	English translation of Equity Interest Pledge Agreement dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Ningbo Maiken Investment Management LLP

10.7***	English translation of Exclusive Call Option Agreement dated August 23, 2019 among the Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and other parties thereto

10.8***	English translation of Power of Attorney dated August 23, 2019 granted by shareholders of Beijing Quhuo Technology Co., Ltd.

10.9***	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Leslie Yu and Ms. Lili Sun

Exhibit Number	Description of Document

10.10***	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Shuyi Yang

10.11***	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Zhen Ba

10.12***	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Tongtong Li

10.13***	English translation of Confirmation Letter dated August 23, 2019 granted by Mr. Leslie Yu

10.14***	English translation of Spousal Consent Letter dated August 23, 2019 granted by the spouse of Mr. Leslie Yu

10.15***	English translation of Spousal Consent Letter dated August 23, 2019 granted by the spouse of Mr. Shuyi Yang

10.16***	English translation of Spousal Consent Letter dated August 23, 2019 granted by the spouse of Mr. Zhen Ba

10.17***	English translation of Spousal Consent Letter dated August 23, 2019 granted by the spouse of Mr. Tongtong Li

10.18***	Financial Support Undertaking Letter issued by the Registrant to Beijing Quhuo Technology Co., Ltd., dated August 23, 2019

10.19***†	English translation of Form of Delivery Services Agreement between the Registrant and Meituan

10.20***†	English translation of Form of Delivery Services Agreement between the Registrant and Ele.me

10.21*	Form of Employment Agreement

10.22*	Form of Indemnification Agreement

10.23*	2019 Share Incentive Plan

10.24*	List of Subsidiaries and Affiliated Entities of the Registrant

23.1*	Consent of Ernst & Young

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of Commerce & Finance Law Offices (included in Exhibit 99.2)

24.1*	Powers of Attorney (contained on signature page to registration statement)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Commerce & Finance Law Offices regarding certain matters under PRC law

99.3*	Consent of Frost & Sullivan

*	To be filed by amendment.
**

Incorporated by reference to the Registration Statement on Form F-6 to be filed with the Securities and Exchange Commission with respect to American depositary shares representing our Class A ordinary shares.

***	Previously filed.
†

Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because they both are not material and would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the PRC, on                     , 2020.

QUHUO LIMITED

By:
Name: Leslie Yu
Title: Chairman

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of              and              as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)
Leslie Yu

Director and Chief Financial Officer (principal financial and accounting officer)
Wenting Ji

Director
Shuyi Yang

Director
Zhen Ba

Director
Gang Wang

Director
Yung-Hung Chang

Director
Harry Chi Hui

Director
Chenxi Zhao

Director
Fan Yang

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of QUHUO LIMITED, has signed this Registration Statement or amendment thereto in New York, New York, United States of America on                     , 2020.

By:
Name:
Title: